As filed with the Securities and Exchange Commission on September 8, 2006
Registration No. 333-134609

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
CAL DIVE INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	1389	61-1500501
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

400 N. Sam Houston Parkway E., Suite 1000
Houston, Texas 77060
(281) 618-0400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

G. Kregg Lunsford
400 N. Sam Houston Parkway E., Suite 1000
Houston, Texas 77060
(281) 618-0400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Arthur H. Rogers, Esq. Fulbright & Jaworski L.L.P. 1301 McKinney, Suite 5100 Houston, Texas 77010 Telephone: (713) 651-5421 Facsimile: (713) 651-5246	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4674 Facsimile: (212) 450-3674

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 2006

Prospectus
           Shares

Cal Dive International, Inc.
Common Stock

Cal Dive International, Inc. is offering           shares of common stock. We intend to distribute all of the net proceeds from this offering to our parent company, Helix Energy Solutions Group, Inc., as a dividend. See “Use of Proceeds.” This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $      and $      per share.

We intend to apply to list our common stock on the New York Stock Exchange, subject to official notice of issuance, under the symbol “DVR.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10.

	Per Share	Total

Offering price	$	$

Discounts and commissions to underwriters	$	$

Offering proceeds to Cal Dive International, Inc	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Our parent company, Helix Energy Solutions Group, Inc., has granted the underwriters the right to purchase up to           additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. Any proceeds resulting from the sale of shares by Helix, after deducting underwriting discounts, will be paid to Helix and we will receive no proceeds from the sale of shares by Helix. The underwriters expect to deliver the shares of common stock to investors on or about          , 2006.

Banc of America Securities LLC	JPMorgan

Johnson Rice & Company, L.L.C.
Raymond James
Simmons & Company International
Natexis Bleichroeder Inc.
          , 2006

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Information contained in our web site does not constitute part of this prospectus.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus and provides an overview of the material aspects of this offering. Because it is a summary, it does not contain all of the information you should consider before deciding to invest in shares of our common stock. You should read this entire prospectus carefully, especially the risks of investing in shares of our common stock discussed under “Risk Factors” beginning on page 10 and the financial statements and notes thereto included elsewhere in this prospectus. Our fiscal year ends on December 31 of each year.

Unless the context otherwise requires, references in this prospectus to (i) “Helix” shall mean our parent company, Helix Energy Solutions Group, Inc., and its consolidated subsidiaries (other than us) and (ii) “the issuer,” “the company,” “our company,” “we,” “our,” “us” and “Cal Dive International” shall mean Cal Dive International, Inc. and the predecessor shallow water marine contracting business operated by Helix. On March 6, 2006, Helix changed its corporate name from “Cal Dive International, Inc.” to “Helix Energy Solutions Group, Inc.,” at which time the “Cal Dive International, Inc.” name was passed on to us.

Please refer to the subsection entitled “Certain Definitions” on page 95 for definitions of additional terms used in this prospectus.

Our Business

We are a direct, wholly owned subsidiary of Helix Energy Solutions Group, Inc., a diversified energy services company. On March 6, 2006, our parent company changed its name from Cal Dive International, Inc. to Helix Energy Solutions Group, Inc., at which time it passed the Cal Dive International, Inc. name to us. Upon completion of this offering, we will be the successor to all of Helix’s shallow water marine contracting business. At this time, Helix will directly own      of our outstanding shares of common stock, representing approximately  % of the total voting power of our common stock, or  % if the underwriters exercise in full their over-allotment option. See “Arrangements Between Helix and Us” and “Description of Capital Stock.”

We are a marine contractor providing manned diving, pipelay and pipe burial services to the offshore oil and natural gas industry. Based on the size of our fleet, we believe that we are the market leader in the diving support business, which involves services such as construction, inspection, maintenance, repair and decommissioning of offshore production and pipeline infrastructure, on the Gulf of Mexico Outer Continental Shelf, or OCS. We also provide these services directly or through partnering relationships in select international offshore markets, such as the Middle East (United Arab Emirates, Oman, Egypt and Saudi Arabia) and Trinidad. Based in Houston, Texas, we currently own and operate a diversified fleet of 26 vessels, including 23 surface and saturation diving support vessels as well as three shallow water pipelay vessels. We believe that our fleet of diving support vessels is the largest in the world. Our customers include major and independent oil and natural gas producers, pipeline transmission companies and offshore engineering and construction firms.

Since 1975, we have provided essential marine contracting services in support of oil and natural gas infrastructure throughout the production lifecycle, including production platforms, risers, subsea production systems and pipelines, on the Gulf of Mexico OCS. Our services include saturation, surface and mixed gas diving, enabling us to provide a full complement of marine contracting services in water depths of up to 1,000 feet. We provide our saturation diving services in water depths of 200 to 1,000 feet through our fleet of eight saturation diving vessels and eight portable saturation diving systems, which we believe is the largest saturation diving support fleet in the world. We also believe that our fleet of diving support vessels is among the most technically advanced in the industry because a number of these vessels have features such as dynamic positioning, or DP, hyperbaric rescue chambers, multi-chamber systems for split-level operations and moon pool deployment, which allow us to operate effectively in challenging offshore environments. We provide surface and mixed gas diving services in water depths typically less than 300 feet through our 15 surface diving vessels. We also have three vessels dedicated exclusively to pipelay and pipe burial services in water depths of up to approximately 400 feet. Pipelay and pipe burial operations typically require extensive use of our diving services; therefore, we consider these services to be complementary.

We believe the combination of the scheduling flexibility afforded by our large fleet, the wide range of capabilities of our assets and the advanced technical skills of our personnel distinguishes us from our competitors on the Gulf of Mexico OCS and makes us a leading services provider in this region. Furthermore, we believe that our superior operating capabilities, international experience, existing relationships with globally focused customers and proven acquisition expertise will allow us to achieve similar leadership in other economically attractive offshore markets, such as Southeast Asia, the Middle East and Trinidad.

In the past year, we have substantially increased the size of our fleet and expanded our operating capabilities on the Gulf of Mexico OCS through strategic acquisitions with Acergy US, Inc. (formerly known as Stolt Offshore, Inc.), or Acergy, and Torch Offshore, Inc., or Torch. Pursuant to our growth strategy, we have also completed two transactions in international offshore markets with Offshore Technology Solutions Limited, or OTSL, and Fraser Diving International Limited, or Fraser Diving. Upon closing all of these transactions and completing subsequent divestitures, we will have added a total of 13 vessels, including three saturation diving vessels, seven portable saturation diving systems and significant other diving equipment to our fleet.

Current business conditions are strong, and we believe the outlook for our business remains very favorable based on several industry trends. Oil and natural gas producers recently have increased their spending on offshore drilling, completions and acquisitions, and such activity generally has led to increased demand for marine contracting services. In addition, many producers recently have expanded their operations in international offshore regions. These markets offer high growth potential for us due to the significant production infrastructure work that is required over the next several years to develop new oil and natural gas discoveries. On the Gulf of Mexico OCS, aging production infrastructure requires inspection, maintenance, repair and decommissioning services. In addition, Hurricanes Katrina and Rita caused severe infrastructure damage that dramatically increased demand for our repair services, and the National Oceanic and Atmospheric Administration, or NOAA, continues to predict above-normal hurricane activity in the Atlantic basin for the remainder of this year. Finally, the Gulf of Mexico remains a key region for domestic natural gas supply, and we expect projected growth in U.S. demand to continue to drive increases in the number of domestic natural gas wells drilled.

Our principal executive offices are located at 400 N. Sam Houston Parkway E., Suite 1000, Houston, Texas 77060, and our telephone number is (281) 618-0400. Our Internet website address is www.caldive.com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus. You should not consider information on our website or that can be accessed through our website to be part of this prospectus for any purpose.

Competitive Strengths

Our competitive strengths include:

•	Leader in the Gulf of Mexico OCS diving services market. We believe the size of our fleet and workforce makes us the market leader for diving services on the Gulf of Mexico OCS. We believe our size advantages allow us to provide the highest-quality diving services on the Gulf of Mexico OCS and result in our leading share of diving services contracts in this market. Furthermore, we expect to achieve similar leadership in new offshore markets due to our superior operating capabilities, international experience, existing relationships with globally focused customers and proven acquisition expertise.

•	High-quality asset base. The diversity of our vessels and diving systems, along with the modern features of our saturation diving fleet, positions us among the most technically advanced marine contractors and enables us to provide a wide range of offshore services. We possess complementary diving, pipelay and pipe burial capabilities that are often required for more complex subsea projects. As a result, we can effectively execute this higher-margin business while enhancing the utilization of our diving support vessels.

•	Highly skilled workforce. The quality of our workforce has been, and will continue to be, a vital contributor to our success. We believe that our high vessel utilization, commitment to effective training and safety, customer relationships and proven operating history help us to attract and retain skilled employees.

•	Excellent, long-standing customer relationships. During our more than 30 years operating in the Gulf of Mexico, we have built a reputation as a premier diving services contractor in the region and have developed a large and stable customer base, which includes virtually all of the top 20 energy producers in the Gulf of Mexico.

•	Successful acquisition track record. We have a proven track record of identifying and executing acquisitions that complement our fleet and workforce and enhance our service capabilities.

•	Proven management team with extensive experience in the marine contracting business. Our senior management team, which has an average of 22 years of industry experience, includes recognized leaders in diving services and offshore construction. We believe the knowledge and experience of our management team provides us a valuable competitive advantage.

Business Strategy

The principal elements of our strategy to grow and maximize shareholder value include:

•	Strengthen leadership position on the Gulf of Mexico OCS. We will seek to expand our leadership position in the Gulf of Mexico OCS diving services market by enhancing the capabilities of our existing assets, making acquisitions of complementary assets or businesses and continuing to provide a high level of customer service. As evidence of our continued success in this market, we recently entered into a new diving services contract with a major oil company, the largest such contract in our history based on potential revenues of approximately $80 million.

•	Expand into high-growth international markets through acquisitions. We are continually evaluating potential acquisition targets in high-growth international markets. Our goal is to replicate our Gulf of Mexico OCS leadership in the most attractive international offshore regions by leveraging our operating capabilities, international experience, customer relationships and acquisition expertise.

•	Continue to attract, develop and retain highly skilled personnel. Our market leadership and future growth plans are predicated on our ability to employ the most highly skilled divers, supervisors and support staff in the industry. We structure our compensation and benefit plans to be competitive with our peers and invest significant resources in developing the technical, operational and safety skills of our workforce.

•	Maintain a disciplined cost structure. We seek to contain the costs of our operations and identify new opportunities to reduce costs. We believe that our cost discipline strategy will enhance our profitability in strong market environments and better position us to withstand market downturns.

•	Optimize our mix of dayrate and qualified turnkey work. We seek to optimize the allocation of our resources between dayrate and qualified turnkey work in order to diversify our sources of revenue and enhance overall profitability. We believe that this strategy allows us to respond effectively to the increasing demand from larger customers for integrated solutions while ensuring that a segment of our fleet is positioned to capitalize on attractive opportunities in the spot market.

•	Maintain financial flexibility. We intend to maintain financial flexibility by limiting our financial leverage and maintaining a strong working capital position. We may in the future incur incremental leverage to pursue opportunistic acquisitions or investments, but we will seek to preserve our conservative capital structure over the long term.

Risks Associated with our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors.” For example, although we have recently experienced increased demand for our services and improved margins, our business largely depends on offshore exploration, development and production activity in the oil and natural gas industry, which could decline in the future. In addition, market conditions in the marine contracting industry are highly cyclical and subject to rapid change. Due to the short-term nature of most of our contracts, adverse changes in market conditions can have an immediate impact on our results of operations. Our business is also subject to a number of other risks, including the concentration of our business on the Gulf of Mexico OCS, a mature oil and natural gas production region, which could result in less exploration, development and production activities in the area, thereby reducing demand for our services. In addition, intense competition in our industry may reduce our profitability and weaken our financial condition. We are also the subject of an agreed final judgment that prevents us from making acquisitions of certain vessels without the consent of the U.S. Department of Justice, which could adversely affect our ability to make strategic acquisitions and increase our revenues and profitability. Finally, the operation of marine vessels is risky, and we may incur losses or other liabilities that are not covered by insurance and could have a material adverse effect on our financial condition and results of operations.

The Offering

Common stock offered by us	shares

Common stock to be outstanding immediately after completion of this offering	shares

Common stock to be held by Helix immediately after completion of this offering	shares

Percentage of our common stock to be held by Helix immediately after completion of this offering	%

Proposed NYSE symbol	DVR

Use of proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million, or approximately $ million if the underwriters exercise in full their over-allotment option, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed public offering price of $ per share would increase (decrease) the net proceeds to us from this offering by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated expenses and underwriting discounts and commissions payable by us.

We intend to distribute all of the net proceeds from this offering to Helix as a dividend. If the underwriters exercise their over-allotment option, Helix will sell additional shares of our common stock to the underwriters to cover any over-allotments. Any proceeds resulting from the sale of shares by Helix, after deducting underwriting discounts, will be paid to Helix and we will receive no proceeds from the sale of shares by Helix. See “Use of Proceeds.”

Dividend policy	Other than the dividend we intend to pay Helix in connection with this offering, we do not anticipate paying any dividends on our common stock in the foreseeable future.

Risk factors	For a discussion of the risks related to our business, our relationship with Helix, our common stock and this offering, see “Risk Factors” beginning on page 10.

Unless otherwise indicated, the number of shares of common stock to be outstanding after this offering:

•	reflects a to 1 stock split to be effected immediately prior to this offering;

•	excludes shares issuable upon exercise of the underwriters’ over-allotment option; and

•	excludes shares issued pursuant to restricted stock grants offered to our employees at the time of the completion of this offering.

Summary Historical and Pro Forma Combined Financial Data

The following table sets forth summary historical and pro forma combined financial data and other information of Cal Dive International, Inc.

We have prepared our combined financial statements as if Cal Dive International, Inc. had been in existence as a separate company throughout all relevant periods. The summary combined results of operations data and cash flow data for the years ended December 31, 2003, 2004 and 2005 and the summary combined balance sheet data as of December 31, 2004 and 2005 presented below were derived from our audited combined financial statements and the related notes thereto included elsewhere in this prospectus. The summary balance sheet data as of December 31, 2003 presented below were derived from our unaudited combined financial statements. The summary results of operations data and cash flow data for the six months ended June 30, 2005 and 2006 and the summary balance sheet data as of June 30, 2006 presented below were derived from our unaudited combined financial statements and the related notes thereto included elsewhere in this prospectus. The operating results for the six months ended June 30, 2005 and 2006 include all adjustments (consisting only of normal recurring adjustments) that we believe are necessary for a fair statement of the results of such interim periods.

In August 2005, we acquired vessels and diving assets from Torch for an aggregate purchase price of $26.4 million (including assets held for sale). The operating results of the acquired vessels from Torch are included in these historical combined statements of operations since the acquisition date of August 31, 2005. Also, in late 2005 and early 2006, we acquired the diving and shallow water pipelay business of Acergy for an aggregate purchase price of $124.3 million. The operating results of the assets acquired from Acergy during 2005 are included in the accompanying historical combined statements of operations since the acquisition date of November 1, 2005. The combined statements of operations through the year ended December 31, 2005 do not include the operating results of the DLB801 or the Kestrel, which were acquired from Acergy in 2006.

The historical financial and other data have been prepared from Helix’s consolidated financial statements using the historical results of operations and bases of the assets and liabilities of the predecessor shallow water marine contracting business operated by Helix and give effect to allocations of expenses from Helix. Our historical financial data is not necessarily indicative of our future performance, nor does such data reflect what our financial position and results of operations would have been had we operated as an independent publicly traded company during the periods shown.

Results for the six months ended June 30, 2006 are not necessarily indicative of the results expected for the fiscal year ending December 31, 2006 or any future period.

We have prepared our combined financial statements as if Cal Dive International had been in existence as a separate company throughout all relevant periods. The pro forma combined statement of operations data for the year ended December 31, 2005 presented below were derived from our audited combined financial statements and the accompanying notes thereto included elsewhere in this prospectus.

The pro forma combined statement of operations data for the six months ended June 30, 2006 and the pro forma combined balance sheet data as of June 30, 2006 presented below were derived from our unaudited condensed combined financial statements and the accompanying notes thereto included elsewhere in this prospectus. The operating results for the six months ended June 30, 2006 include all adjustments (consisting only of normal recurring adjustments) that we believe are necessary for a fair statement of the results for such interim period.

Our unaudited pro forma results of operations data are presented for the year ended December 31, 2005 as if this offering had been completed on January 1, 2005, at an assumed initial public offering price of $      per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and the net proceeds therefrom had been applied as described in “Use of Proceeds,” and assuming the acquisition of the Acergy business was completed on January 1, 2005.

Our unaudited pro forma combined financial data as of and for the year ended December 31, 2005 do not include:

•	the results of operations of the assets acquired from Torch prior to their acquisition in August 2005 because this transaction did not qualify as a “business combination” under FASB Statement No. 141, Business Combinations;

•	the results of operations of the assets acquired from Fraser Diving in July 2006 because such results are immaterial; and

•	the results of OTSL prior to our equity investment in July 2005 because such results are immaterial.

Our unaudited pro forma combined financial data as of and for the six months ended June 30, 2006 are presented as if this offering had been completed on January 1, 2006, at an assumed initial public offering price of $      per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and the net proceeds therefrom had been applied as described in “Use of Proceeds,” and assuming the third-party indebtedness of $           million bearing interest at    % transferred by Helix to us in connection with this offering was outstanding as of January 1, 2006 and assuming the acquisition of the Acergy business was completed on January 1, 2005.

The unaudited pro forma combined financial data as of and for the six months ended June 30, 2006 do not include the results of operations of the assets acquired from Fraser Diving in July 2006 because such results are immaterial.

The unaudited pro forma information set forth below is based upon available information and assumptions that we believe are reasonable. The historical financial and other data have been prepared on a combined basis from Helix’s consolidated financial statements using the historical results of operations and bases of assets and liabilities of Helix’s shallow water marine contracting business and give effect to allocations of expenses from Helix to us and from us to Helix. The unaudited pro forma information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had this offering occurred on the dates indicated. The unaudited pro forma information also should not be considered representative of our future financial condition or results of operations.

You should read the information contained in this table in conjunction with “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Financial Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical audited combined financial statements and the accompanying notes thereto included elsewhere in this prospectus.

The following table presents a non-GAAP financial measure, EBITDA, which we use to evaluate the financial performance of our business. EBITDA is not calculated or presented in accordance with U.S. generally accepted accounting principles, or GAAP. In footnote 3 below, we explain EBITDA and reconcile it to net income, its most directly comparable financial measure calculated and presented in accordance with GAAP.

												Pro Forma
							Pro Forma					Six Months
							Year Ended	Six Months Ended				Ended
	Year Ended December 31,						December 31,	June 30,				June 30,
	2003		2004		2005		2005(1)	2005		2006		2006(1)
							(unaudited)	(unaudited)		(unaudited)		(unaudited)
	(in thousands, except per share and marine contracting activity data)

Results of Operations Data:
Net revenues		$135,488		$125,786		$224,299	$464,543		$77,991		$244,554	$250,566
Cost of sales		108,479		101,583		152,586	386,794		56,791		133,405	136,696

Gross profit		27,009		24,203		71,713	$77,749		21,200		111,149	$113,870

Gain on sale of assets		—		—		270			—		283
Selling and administrative expenses		10,337		12,318		16,730			5,741		15,515

Income from operations		16,672		11,885		55,253			15,459		95,917
Equity in earnings of investment		—		—		2,817			—		2,650
Net interest income (expense)		—		—		45			—		316

Income before income taxes		16,672		11,885		58,115			15,459		98,883
Provision for income taxes		5,870		4,211		20,385			5,481		34,689

Net income		$10,802		$7,674		$37,730			$9,978		$64,194

Net income per common share(2):
Basic	$		$		$			$		$

Diluted	$		$		$			$		$

Weighted average shares outstanding(2):
Basic
Diluted

Other Financial Data:
EBITDA (unaudited)(3)		$31,881		$27,395		$73,378			$23,072		$109,294
Depreciation and amortization		15,209		15,510		15,308			7,613		10,727
Capital expenditures		2,784		2,912		36,407			3,462		18,408
Acquisition of businesses		—		—		42,917			—		78,174

Cash Flow Data(4):
Cash flows provided by (used in):
Operating activities		$26,370		$28,610		$32,228			$(2,056)		$58,043
Investing activities		(2,584)		(2,912)		(79,547)			(3,462)		(79,800)
Financing activities		(23,786)		(25,698)		47,319			5,518		21,761

Marine Contracting Activity Data (unaudited):
Number of vessels(5)		13		13		22			13		24
Utilization(6)		68%		63%		79%			69%		97%

	December 31,			June 30, 2006
	2003	2004	2005	Historical	Pro Forma
	(unaudited)			(unaudited)	(unaudited)
	(in thousands)
Balance Sheet Data:
Total current assets	$43,270	$46,565	$110,484	$140,189	$
Net property and equipment	91,533	76,329	113,604	183,712
Total assets	156,280	144,817	277,884	381,477
Total current liabilities	21,165	27,438	73,869	87,243
Long-term debt	—	—	—	—
Total liabilities	45,748	52,309	100,101	116,617
Total owner’s equity	110,532	92,508	177,783	264,860

(1)	Since a statement of revenue and direct operating expenses for the assets acquired from Acergy is presented elsewhere in this prospectus instead of a full statement of operations, the pro forma information for the year ended December 31, 2005 and the six months ended June 30, 2006 set forth above is limited to a presentation of net revenues, cost of sales and gross profit.

(2)	Basic earnings per share data are based upon shares outstanding upon completion of this offering. Diluted earnings per share data also include restricted shares we anticipate granting to certain executive officers, directors and employees in connection with this offering.

(3)	In addition to net income, we evaluate our financial performance based on other factors, one primary measure of which is earnings before net interest expense, taxes, depreciation and amortization, which we refer to as EBITDA. We use EBITDA as a measure of the operational strengths and performance of our business and not as a measure of liquidity. However, a limitation of the use of EBITDA as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Accordingly, EBITDA should be considered in addition to, and not as a substitute for, net income and other measures of financial performance reported in accordance with GAAP. Furthermore, this measure may vary among companies; thus, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

We believe EBITDA is useful to investors and other external users of our financial statements in evaluating our operating performance because:

•	it is widely used by investors in our industry to measure a company’s operating performance without regard to items such as interest expense, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•	it helps investors more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization of our vessels) from our operating results.

Our management uses EBITDA:

•	as a measure of operating performance because it assists us in comparing our performance on a consistent basis as it removes the impact of our capital structure and asset base from our operating results;

•	in presentations to our board of directors to enable them to have the same consistent measurement basis of operating performance used by management;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	to assess compliance with financial ratios and covenants that will be included in our revolving credit facility; and

•	in communications with lenders, rating agencies and others, concerning our financial performance.

The following table presents a reconciliation of EBITDA to net income, which is the most directly comparable GAAP financial measure of our operating results:

				Six Months Ended
	Year Ended December 31,			June 30,
	2003	2004	2005	2005	2006
				(unaudited)	(unaudited)
	(in thousands)

EBITDA (unaudited)	$31,881	$27,395	$73,378	$23,072	$109,294
Less: Depreciation and amortization	15,209	15,510	15,308	7,613	10,727
Plus: Net interest income (expense)	—	—	45	—	316
Less: Provision for income taxes	5,870	4,211	20,385	5,481	34,689

Net income	$10,802	$7,674	$37,730	$9,978	$64,194

(4)	Cash flows from financing activities have been reflected as (a) cash transfers from us to Helix equal to substantially all cash provided by operating activities and (b) cash transfers from Helix to us equal to the amount of cash used in investing activities. Substantially all excess cash has been transferred to our owner. These cash transfers have been reflected as changes in total owner’s equity.

(5)	As of the end of the period and excluding acquired vessels prior to their in-service dates, vessels taken out of service prior to their disposition and vessels jointly owned by a third party.

(6)	Average vessel utilization is calculated by dividing the total number of days the vessels generated revenues by the total number of days the vessels were available for operation in each period and does not reflect acquired vessels prior to their in-service dates, vessels in drydocking, vessels taken out of service prior to their disposition and vessels jointly owned by a third party.

RISK FACTORS

An investment in our common stock involves various risks. You should carefully consider the following risks and all of the other information contained in this prospectus before investing in our common stock. The risks described below are those which we believe are the material risks that we face. These risks could materially adversely affect our business, financial condition or results of operations. In such an event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Our business largely depends on offshore exploration, development and production activity in the oil and natural gas industry, which is currently at a historically high level and could decline in the future.

Our business is substantially dependent upon the condition of the oil and natural gas industry and, in particular, the willingness of oil and natural gas companies to make capital expenditures for offshore exploration, development and production operations. The level of capital expenditures generally depends on the prevailing views of future oil and natural gas prices, which are influenced by numerous factors, including but not limited to:

•	changes in U.S. and international economic conditions;

•	demand for oil and natural gas, especially in the United States, China and India;

•	worldwide political conditions, particularly in significant oil-producing regions such as the Middle East, West Africa and Latin America;

•	actions taken by the Organization of Petroleum Exporting Countries, or OPEC;

•	the availability and discovery rate of new oil and natural gas reserves in offshore areas;

•	the cost of offshore exploration for, and production and transportation of, oil and natural gas;

•	the ability of oil and natural gas companies to generate funds or otherwise obtain external capital for exploration, development and production operations;

•	the sale and expiration dates of offshore leases in the United States and overseas;

•	technological advances affecting energy exploration, production, transportation and consumption;

•	weather conditions;

•	environmental or other government regulations; and

•	tax policies.

Oil and natural gas prices are currently at historically high levels and recent capital spending levels may not remain the same or increase. A sustained period of low offshore drilling and production activity or the return of lower commodity prices would likely have a material adverse effect on our business, financial condition or results of operations.

Market conditions in the marine contracting industry are highly cyclical and subject to rapid change. Due to the short-term nature of most of our contracts, adverse changes in market conditions can have an immediate impact on our results of operations.

Historically, the marine contracting industry has been highly cyclical, with periods of high demand and high dayrates often followed by periods of low demand and low dayrates. Periods of low demand intensify the competition in the industry and can result in vessels and diving systems being idle. We may be required to idle vessels or diving systems or reduce contract rates in response to market conditions in the future. On the Gulf of Mexico OCS, contracts are generally short-term, and oil and natural gas companies tend to respond quickly to changes in commodity prices. Due to the short-term nature of most of our contracts, changes in market conditions can have an immediate impact on our results of operations. In addition, customers generally have the right to terminate our contracts with little or no notice, and without penalty. As a result of the cyclicality of our industry, we expect our results of operations to be volatile.

Our business is concentrated on the Gulf of Mexico OCS, and the mature nature of this region could result in less exploration, development and production activities in the area, thereby reducing demand for our services.

The Gulf of Mexico OCS is a mature oil and natural gas production region that has experienced substantial exploration, development and production activity for many years. Because a large number of oil and natural gas prospects in this region have already been drilled, additional prospects of sufficient size and quality could be more difficult to identify. Moreover, oil and natural gas companies may be unable to obtain financing necessary to drill prospects in this region. The decrease in the size of oil and natural gas prospects, the decrease in production or the failure to obtain such financing may result in reduced exploration, development and production activity in the Gulf of Mexico and reduced demand for our services.

Intense competition in our industry may reduce our profitability and weaken our financial condition.

The businesses in which we operate are highly competitive. Our contracts traditionally have been awarded on a competitive bid basis, and while customers may consider, among other things, the reputation, safety record and experience of the contractor, price competition is often the primary factor in determining which qualified contractor is awarded a job. This competition has become more intense in recent years as mergers among oil and natural gas companies have reduced the number of available customers. Contract pricing is in part dependent on the supply of competing vessels. Generally, excess offshore service capacity puts downward pressure on contract rates. If other companies construct new vessels or relocate existing vessels to our markets, competition may further increase, driving down the rates we may charge our customers. We believe that the competition for contracts will continue to be intense in the foreseeable future. The impairment of our ability to compete successfully may reduce our profitability and weaken our financial condition.

If we fail to manage our growth effectively, our results of operations could be harmed.

We have a history of growing through acquisitions of companies and assets. We must plan and manage our acquisitions effectively to achieve revenue growth and maintain profitability in our evolving market. If we fail to manage current and future acquisitions effectively, our results of operations could be adversely affected. Our growth has placed, and is expected to continue to place, significant demands on our personnel, management and other resources. We must continue to improve our operational, financial, management and legal/compliance information systems to keep pace with the growth of our business.

Any future acquisitions could present a number of risks, including but not limited to:

•	incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;

•	failure to integrate the operations or management of any acquired operations or assets successfully and timely;

•	diversion of management’s attention from existing operations or other priorities; and

•	our inability to secure, on terms we find acceptable, sufficient financing that may be required for any such acquisition or investment.

If we are unsuccessful in completing acquisitions of other businesses or assets, our business, financial condition or results of operations could be adversely affected. In addition, if we are unsuccessful in integrating our acquisitions in a timely and cost-effective manner, our business, financial condition or results of operations could be adversely affected.

Our operations outside of the United States are subject to additional political, economic, and other uncertainties that could adversely affect our business, financial condition or results of operations, and our exposure to such risks will increase as we expand our international operations.

An element of our business strategy is to expand into international oil and natural gas producing areas such as Southeast Asia, the Middle East and Trinidad. Our operations outside of the United States are subject to risks inherent in foreign operations, including but not limited to:

•	political, social and economic instability;

•	the loss of revenue, property and equipment from hazards such as expropriation, nationalization, war, insurrection, acts of terrorism and other political risks;

•	increased operating costs;

•	increases in taxes and governmental royalties;

•	renegotiation or abrogation of contracts with governmental entities;

•	changes in laws and policies governing operations of foreign-based companies;

•	import-export quotas;

•	currency restrictions and exchange rate fluctuations;

•	world economic cycles;

•	limited market access; and

•	other uncertainties arising out of foreign government sovereignty over our international operations.

In addition, laws and policies of the United States affecting foreign trade and taxation may also adversely affect our international operations.

As our international operations expand, the exposure to these risks will increase. Our business, financial condition or results of operations could be susceptible to adverse events beyond our control that may occur in the particular country or region in which we are active.

We are the subject of an agreed final judgment that prevents us from making acquisitions of certain vessels without the consent of the U.S. Department of Justice, which could adversely affect our ability to make strategic acquisitions and increase our revenues and profitability.

As part of the Acergy and Torch acquisitions in 2005, Helix entered into an agreed final judgment with the U.S. Department of Justice, or DOJ, to remedy certain anti-competitive effects of the acquisitions alleged by the DOJ. The final judgment requires Helix, until January 2009, to notify the DOJ of any proposed direct or indirect acquisition of a saturation diving chamber that has been operated in the Gulf of Mexico at any time since October 1, 2002 or any interest in a company that owns or operates such a chamber. We are also subject to and will continue to be bound by the consent decree. Since we are not able to make any acquisition of this type without obtaining the consent of the DOJ, our ability to satisfy our customers’ demands for services that require us to use saturation diving chambers and to generate revenues from these services may be limited.

The loss of the services of one or more of our key employees, or our failure to attract and retain other highly qualified personnel in the future, could disrupt our operations and adversely affect our financial results.

Our industry has lost a significant number of experienced subsea professionals over the years due to, among other reasons, the cyclicality of our business. Our continued success depends on the active participation of our key employees. The loss of one or more of our key people could adversely affect our operations. We believe that our success and continued growth are also dependent upon our ability to attract and retain skilled personnel. Unionization or a significant increase in the wages paid by other employers could result in a reduction in our workforce, increases in the wage rates we pay, or both. If either of these events occurs for any significant period of time, our revenues and profitability could be diminished and our growth potential could be impaired.

The operation of marine vessels is risky, and we may incur losses or other liabilities that are not covered by insurance and could have a material adverse effect on our financial condition and results of operations.

Marine contracting involves a high degree of operational risk. Hazards, such as vessels sinking, grounding, colliding and sustaining damage from severe weather conditions, are inherent in marine operations. These hazards can cause personal injury or loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. Damage arising from such occurrences may result in lawsuits asserting large claims. We maintain such insurance protection as we deem prudent, including Jones Act employee coverage, which is the maritime equivalent of workers’ compensation, and hull insurance on our vessels. Such insurance may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. A successful claim for which we are not fully insured could have a material adverse effect on our business, financial condition or results of operations. Moreover, our ability to maintain adequate insurance in the future at rates that we consider reasonable may be limited. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased substantially and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist acts and limitations for wind storm damage. The current insurance on our vessels, in some cases, is in amounts approximating book value, which is less than replacement value. In the event of property loss due to a catastrophic marine disaster, mechanical failure or collision, insurance may not cover a substantial loss of revenues, increased costs and other liabilities, and could have a material adverse effect on our operating performance if we were to lose any of our large vessels.

Our contracting business declines in winter, and bad weather in the Gulf of Mexico can adversely affect our revenues.

Marine operations conducted in the Gulf of Mexico are typically seasonal and depend, in part, on weather conditions. Historically, we have experienced our lowest vessel utilization rates during the first quarter, and to a lesser extent during the fourth quarter, when weather conditions are least favorable for offshore exploration, development and construction activities. As is common in the industry, we typically bear the risk of delays caused by some, but not all, adverse weather conditions. Accordingly, our results in any one quarter are not necessarily indicative of annual results or continuing trends.

Our original estimates of the costs associated with our qualified turnkey projects may be incorrect and result in reduced profitability or losses on those projects.

Many of our projects are performed on a qualified turnkey basis where a defined work scope is delivered for a fixed price and extra work, which is subject to customer approval, is billed separately. The revenue, cost and gross profit realized on a turnkey contract can vary from the estimated amount because of changes in offshore job conditions, variations in labor and equipment productivity from the original estimates, and the performance of others, such as alliance partners. These variations and risks inherent in the marine construction business may result in our experiencing reduced profitability or losses on projects.

We are subject to extensive federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of conducting our operations.

Our subsea construction, intervention, inspection, maintenance and decommissioning operations are subject to extensive laws and regulations. In order to conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state and local governmental authorities. Due to adverse operating market conditions or unfavorable financing conditions, there may be occasions when certain recertification efforts may be postponed, rendering certain vessel operations temporarily out of commission, until more favorable market or cost of capital conditions arise. For example, the DP DSV Witch Queen, which generated $13.0 million of revenues in 2003, was taken out of service for substantially all of 2004 due to market conditions and a pending, costly regulatory drydock. In addition, our costs of compliance may increase if existing laws and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations that may, for instance, require us to obtain additional permits, approvals and certificates for proposed projects. Any actual or alleged violation of permit requirements or failure to obtain any required permit could result in restrictions or prohibitions on our operations or criminal sanctions. Alternatively, we may have to incur substantial expenditures to obtain, maintain or renew authorizations to conduct existing projects. If a project is unable to function as planned due to changing requirements or local opposition, we may suffer expensive delays, extended periods of non-operation or significant loss of value in a project. All such costs may have a negative effect on our business, financial condition or results of operations. Failure to comply with such laws and regulations, as interpreted and enforced, could have a material adverse effect on our business, financial condition or results of operations. See “Business — Government Regulation.”

We may incur substantial costs and liabilities with respect to environmental, health and safety laws and regulations.

We may incur substantial costs and liabilities as a result of environmental, health and safety requirements relating to, among other things, our subsea construction and intervention, inspection, maintenance and decommissioning operations. These costs and liabilities could arise under a wide range of environmental, health and safety laws, including regulations and enforcement policies, which have tended to become increasingly strict over time. Failure to comply with these laws and regulations may result in assessment of administrative, civil, and criminal penalties, imposition of cleanup and site restoration costs and liens, and the issuance of orders enjoining or limiting our current or future operations. Compliance with these laws and regulations also increases the cost of our operations and may prevent or delay the commencement or continuance of a given operation. In addition, claims for damages, including damages for natural resources, to persons or property may result from environmental and other impacts of our operations.

Strict, joint and several liability to remediate contamination may be imposed under certain environmental laws, which could cause us to become liable for, among other things, the conduct of others or for consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. New or modified environmental, health or safety laws, regulations or enforcement policies could be more stringent and impose unforeseen liabilities or significantly increase compliance costs. Therefore, the costs to comply with environmental, health or safety laws or regulations or the liabilities incurred in connection with them could significantly and adversely affect our business, financial condition or results of operations. See “Business — Environmental Regulation.”

Risks Related to Our Relationship with Helix

We have no operating history as an independent company and our historical and pro forma combined financial information is not necessarily representative of the results we would have achieved as an independent publicly traded company and may not be a reliable indicator of our future results.

The historical and pro forma combined financial information included in this prospectus does not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as an independent publicly traded company during the periods presented or those results we will achieve in the future. This is primarily a result of the following factors:

•	Our historical and pro forma combined financial results reflect allocations of corporate expenses from Helix. Those allocations may be different from the comparable expenses we would have incurred had we operated as an independent publicly traded company.

•	Our working capital requirements and funding for maintenance capital expenditures, strategic investments and acquisitions have historically been part of the corporate-wide cash management program of Helix. Subsequent to this offering, we will be solely responsible for the provision of funds to finance our working capital and other cash requirements. Without the opportunity to obtain financing from Helix, we may in the future need to obtain additional financing from banks, or through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements. We may incur debt on terms and at interest rates that will not be as favorable as those generally enjoyed by Helix.

•	Significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as an independent public subsidiary of Helix. These changes could result in increased costs associated with reduced economies of scale, standalone costs for services currently provided by Helix, the need for additional personnel to perform services currently provided by Helix and the legal, accounting, compliance and other costs associated with being a public company with equity securities listed on a national stock exchange. We are obligated to continue to use the services of Helix under the Corporate Services Agreement until such time as Helix owns less than 50% of the total voting power of our common stock, or longer for certain information technology services, and, in the event our Corporate Services Agreement with Helix terminates, we may not be able to replace the services that Helix provides us until such time or in a timely manner or on comparable terms.

Helix owns a controlling interest in our company. The interests of Helix may conflict with those of our other stockholders, and other stockholders’ voting power may be limited.

After this offering, Helix will own approximately  % of the outstanding shares of our common stock. For so long as Helix continues to own shares of our common stock representing more than 50% of the total voting power of our stock, it will have the ability to direct the election of all members of our board of directors and to exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, or acquisition or disposition of assets, the incurrence of indebtedness by us, the issuance of any additional common stock or other equity securities by us, the repurchase or redemption of common stock or preferred stock by us and the payment of dividends by us. Similarly, Helix will have the power to determine or significantly influence the outcome of matters submitted to a vote or our stockholders, including the power to prevent an acquisition or any other change in control of us. Because Helix’s interests as our controlling stockholder may differ from your interests, actions taken by Helix with respect to us may not be favorable to you.

Prior to the completion of this offering, we also will enter into a Master Agreement, a Corporate Services Agreement and a number of other agreements with Helix setting forth various matters governing our relationship with Helix while it remains a significant stockholder in us. For a description of these agreements, see “Arrangements Between Helix and Us.” These agreements will govern our relationship with Helix after this offering and will allow Helix to retain control over, among other things, the provision of corporate services to us and our ability to make certain acquisitions or to merge or consolidate or to sell all or substantially all our assets. The rights of Helix under these agreements may allow Helix to delay or prevent an acquisition of us that our other stockholders may consider favorable. We will not be able to terminate these agreements or amend them in a manner we deem more favorable so long as Helix continues to own shares of our common stock representing more than 50% of the total voting power of our common stock. See “Description of Capital Stock” and “Arrangements Between Helix and Us.”

Conflicts of interest may arise between Helix and us that could be resolved in a manner unfavorable to us.

Questions relating to conflicts of interest may arise between Helix and us in a number of areas relating to our past and ongoing relationships. After this offering, two of our directors will continue to serve as directors and executive officers of Helix and one of our prospective directors will continue to serve as a director of Helix. For as long as Helix continues to own shares of our common stock representing more than 50% of the total voting power of our common stock, it will have the ability to direct the election of all the members of our board of directors and to exercise a controlling influence over our business and affairs.

Areas in which conflicts of interest between Helix and us could arise include, but are not limited to, the following:

•	Cross officerships, directorships and stock ownership. The ownership interests of our directors or executive officers in the common stock of Helix or service as a director or officer of both Helix and us could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the two companies. For example, these decisions could relate to (i) the nature, quality and cost of services rendered to us by Helix, (ii) disagreement over the desirability of a potential acquisition opportunity, (iii) employee retention or recruiting or (iv) our dividend policy.

•	Intercompany transactions. From time to time, Helix or its affiliates may enter into transactions with us or our subsidiaries or other affiliates. Although the terms of any such transactions will be established based upon negotiations between employees of Helix and us and, when appropriate, subject to the approval of the independent directors on our board or a committee of disinterested directors, the terms of any such transactions may not be as favorable to us or our subsidiaries or affiliates as may otherwise be obtained in arm’s length negotiations. Under the Master Agreement, at Helix’s request, we will continue to contract vessels and related equipment owned by us to Helix, at prevailing market rates.

•	Intercompany agreements. We will enter into certain agreements with Helix pursuant to which Helix will provide us with certain management, administrative, accounting, tax, legal and other services and we will provide Helix with certain training, quality control, marine administration, supply chain, environmental, health and safety, operational facilities and operational human resources services. Payments for these services will allow Helix and us to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses. In addition, we will enter into a number of intercompany agreements covering matters such as tax sharing and our responsibility for certain liabilities previously undertaken by Helix for certain of our businesses. We are negotiating the terms of these agreements with Helix in the context of a parent-subsidiary relationship. The terms will not be the result of arm’s length negotiations. In addition, conflicts could arise in the interpretations of any extension or renegotiation of these agreements after this offering. See “Arrangements Between Helix and Us.”

If Helix engages in the same type of business we conduct or takes advantage of business opportunities that might be attractive to us, our ability to operate successfully and expand our business may be hampered.

Our amended and restated certificate of incorporation provides that, subject to any contractual provision to the contrary, Helix will have no obligation to refrain from:

•	engaging in the same or similar business activities or lines of business as us, or

•	doing business with any of our clients, customers or vendors.

In addition, the corporate opportunity policy set forth in our amended and restated certificate of incorporation addresses potential conflicts of interest between our company, on the one hand, and Helix and its officers and directors who are officers or directors of our company, on the other hand. The policy provides that if Helix acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both Helix and us, we will have renounced our interest in the corporate opportunity. It also provides that if one of our directors or officers who is also a director or officer of Helix learns of a potential transaction or matter that may be a corporate opportunity for both Helix and us, we will have renounced our interest in the corporate opportunity, unless that opportunity is expressly offered to that person in writing solely in his or her capacity as our director or officer.

If one of our officers or directors, who also serves as a director or officer of Helix, learns of a potential transaction or matter that may be a corporate opportunity for both Helix and us, our amended and restated certificate of incorporation provides that the director or officer will have no duty to communicate or present that corporate opportunity to us and will not be liable to us or our stockholders for breach of fiduciary duty by reason of Helix’s actions with respect to that corporate opportunity.

This policy could result in Helix having rights to corporate opportunities in which both we and Helix have an interest. We are unaware of any intention by Helix to take advantage of business opportunities that might be attractive to us.

By becoming a stockholder in our company, you will be deemed to have notice of and have consented to these provisions of our amended and restated certificate of incorporation. See “Description of Capital Stock — Corporate Opportunity.”

Future sales or distributions of our shares by Helix could depress the market price for shares of our common stock.

After this offering, Helix may sell all or part of the shares of our common stock that it owns or distribute those shares to its stockholders, including pursuant to demand registration rights described herein. Sales or distributions by Helix of substantial amounts of our common stock in the public market or to its stockholders could adversely affect prevailing market prices for our common stock. Helix is not subject to any contractual obligation that would prohibit it from selling, spinning off, splitting off or otherwise disposing of any shares of our common stock, except that Helix has agreed not to sell, spin off, split off or otherwise dispose of any of our shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Banc of America Securities LLC and J.P. Morgan Securities Inc., subject to certain limitations and limited exceptions. Consequently, Helix may not maintain its ownership of our common stock after the 180-day period following this offering.

We may be unable to replace the corporate services Helix provides us in a timely manner or on comparable terms.

We will enter into a Corporate Services Agreement with Helix prior to the completion of this offering. Pursuant to the Corporate Services Agreement, Helix and its affiliates will agree to provide us with corporate services after this offering, including treasury, payroll and other financial services, executive officer services, human resources and employment benefit services, insurance, legal services, information systems and network services and procurement and sourcing support. The Corporate Services Agreement will require Helix and us to utilize these services in the conduct of its business until such time as Helix owns less than 50% of the total voting power of our common stock.

We are negotiating these arrangements with Helix in the context of a parent-subsidiary relationship. Although Helix will be contractually obligated to provide us with services during the term of the Corporate Services Agreement, we may not be able to obtain services of similar scope and quality after the expiration of that agreement. In addition, our costs of procuring those services from third parties may increase. See “Arrangements Between Helix and Us — Relationship with Helix.”

We will not have control over certain tax decisions and could be liable for income taxes owed by Helix.

Prior to the closing of this offering, we and certain of our subsidiaries will be included in Helix’s consolidated group for U.S. federal income tax purposes. In addition, we or one or more of our subsidiaries may be included in the combined, consolidated or unitary tax returns of Helix or one or more of its subsidiaries for foreign, state and local income tax purposes. Under the Tax Matters Agreement, Helix will have the right to prepare and file income tax returns that include us or our subsidiaries if Helix has any responsibility for the taxes shown on such income tax returns. The Tax Matters Agreement provides that Helix will have sole authority to respond to and conduct all tax proceedings (including tax audits) relating to such income tax returns. This arrangement may result in conflicts of interest between Helix and us. For example, under the Tax Matters Agreement, Helix will be able to choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Helix and detrimental to us.

Moreover, notwithstanding the Tax Matters Agreement, U.S. federal tax law provides that each member of a consolidated group is liable for the group’s entire tax obligation. Thus, to the extent Helix or other members of the consolidated group fail to make any U.S. federal income tax payments required by law for tax periods for which we or our subsidiaries are included in Helix’s consolidated group, we could be liable for the shortfall. Similar principles may apply for foreign, state and local income tax purposes where we file combined, consolidated or unitary returns with Helix or its subsidiaries for foreign, state and local income tax purposes.

We could be responsible for taxes resulting from the transfer of assets to us by Helix.

To effect the separation, Helix will, and will cause its affiliates to, transfer to us the assets related to our business not currently owned by us, as described in this prospectus. Under the Tax Matters Agreement, Helix is generally responsible for any taxes resulting from such transfer. However, under the Tax Matters Agreement, we have agreed to be responsible for any additional taxes that may result from actions we take following the closing of this offering.

Risks Related to Our Common Stock and This Offering

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the NYSE. An active trading market may not develop for our common stock, which may make it more difficult for you to sell your shares. Negotiations between us and the representatives of the underwriters will determine the initial public offering price and may not be indicative of the market price of our common stock that will prevail in the trading market. You may not be able to sell your shares at or above the initial public offering price.

The market price for our shares of common stock may be highly volatile and could be subject to wide fluctuations.

The market price of our common stock may also be influenced by many factors, some of which are beyond our control, including:

•	general economic conditions;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	publication of research reports about us or the marine contracting industry generally;

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

•	speculation in the press or investment community regarding our business;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	our loss of a significant client;

•	additions or departures of key management personnel;

•	future sales by us or other holders of our common stock;

•	increases in market interest rates, which may increase our cost of capital;

•	adverse market reaction to any indebtedness we may incur in the future;

•	changes in accounting standards, policies guidance, interpretations or principles;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	actions by our shareholders; and

•	other factors described in these “Risk Factors.”

In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

In the past, some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial legal costs and a diversion of our management’s attention and resources. This could have a material adverse effect on our business, financial condition or results of operations.

Our stock ownership by Helix, provisions in our agreements with Helix and our corporate governance documents and Delaware law may delay or prevent an acquisition of us that our other stockholders may consider favorable, which could decrease the value of your shares of common stock.

After this offering, for as long as Helix continues to own shares of our common stock representing more than 50% of the total voting power of our common stock, it will have the ability to control decisions regarding an acquisition of us by a third party. In addition, our amended and restated certificate of incorporation, bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include restrictions on the ability of our stockholders to remove directors, supermajority voting requirements for stockholders to amend our organizational documents, restrictions on a classified board of directors and limitations on action by our stockholders by written consent. Some of these provisions, such as the limitation on stockholder action by written consent, only become effective once Helix no longer controls us. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Delaware law also imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding voting stock. These restrictions under Delaware law do not apply to Helix until it beneficially owns less than 15% of our common stock and subsequently increases its shareholdings to once again beneficially own at least 15% of our common stock. Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. See “Description of Capital Stock.”

We currently do not intend to pay dividends on our common stock.

Other than the dividend we intend to pay to Helix in connection with this offering, we do not expect to pay dividends on our common stock in the foreseeable future. We are a holding company with no independent operations and no significant assets other than the stock of our subsidiaries. We therefore are dependent upon the receipt of dividends or other distributions from our subsidiaries to pay dividends. Accordingly, if you purchase shares in this offering, the price of our common stock must appreciate in order to realize a gain on your investment. This appreciation may not occur.

You will suffer an immediate and substantial dilution in the net tangible book value of the common stock you purchase.

We estimate that the initial public offering price of our common stock will be $      per share. This amount is substantially higher than the pro forma as adjusted net tangible book value that our outstanding common stock will have immediately after this offering. Accordingly, purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $      per share in net tangible book value of the common stock. See “Dilution.”

We will incur increased costs as a result of being a public company.

As a privately held company, we have not been responsible for the corporate governance and financial reporting practices and policies required of a publicly traded company. Following this offering, we will be a public company and will incur significant legal, accounting and other expenses that we did not incur in the past. The Sarbanes-Oxley Act of 2002 and new rules subsequently implemented by the United States

Securities and Exchange Commission, or SEC, and the NYSE have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Furthermore, we will incur additional costs associated with public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules.

If, after this offering, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our stock price may suffer.

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to perform a comprehensive evaluation of its and its combined subsidiaries’ internal control over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures; our management will be required to assess and issue a report concerning our internal control over financial reporting; and our independent auditors will be required to issue an opinion on management’s assessment of those matters. Our compliance with Section 404 of the Sarbanes-Oxley Act will first be reported on by our management in connection with the filing of our annual report on Form 10-K for the fiscal year ending December 31, 2007. The rules governing the standards that must be met for management to assess our internal control over financial reporting are new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or significant deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our stock price may suffer.

You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock.

We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our present shareholders and purchasers of common stock offered hereby. Following the closing of this offering, we will be authorized to issue           shares of common stock and           shares of preferred stock with preferences and rights as determined by our board of directors. Pursuant to our stock incentive plan, we will also reserve           shares of our common stock for future issuance as restricted stock, stock options or other equity-based grants to employees and directors. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with the hiring of personnel, future acquisitions, future private placements of our securities for capital raising purposes or for other business purposes. At the close of this offering, the potential issuance of additional shares of common stock may create downward pressure on the trading price of our common stock.

FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts included in this prospectus, including but not limited to, statements regarding our future financial position, business strategy, budgets, projected costs, savings and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Risk Factors” and elsewhere in this prospectus, including but not limited to, in conjunction with the forward-looking statements included in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements included in this prospectus.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $      million (approximately $      million if the underwriters exercise in full their over-allotment option), assuming an initial public offering price of $      per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. We estimate that a $1.00 increase (decrease) in the assumed public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated expenses and underwriting discounts and commissions payable by us.

We intend to distribute all of the net proceeds from this offering to Helix as a dividend. If the underwriters exercise their over-allotment option, Helix will sell           additional shares of our common stock to the underwriters to cover any over-allotments. Any proceeds resulting from the sale of shares by Helix, after deducting underwriting discounts, will be paid to Helix and we will receive no proceeds from the sale of shares by Helix.

We have a commitment from Bank of America, N.A. and JPMorgan Chase Bank, N.A. to enter into a five-year $150 million revolving credit facility, which will ultimately be syndicated to a group of financial institutions, prior to the closing of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Revolving Credit Facility.” As of the date of this offering, we anticipate that we will have no less than $      million of liquidity based on the borrowing capacity under the credit facility. Our total indebtedness after this offering will be approximately $          .

DIVIDEND POLICY

Other than the dividend we intend to pay to Helix in connection with this offering, we do not anticipate paying any dividends on the shares of our common stock in the foreseeable future. If cash dividends were to be paid on our common stock, holders of common stock would share equally, on a per share basis, in any such cash dividend.

CAPITALIZATION

The following table sets forth our combined cash and cash equivalents and our combined capitalization as of June 30, 2006, adjusted to:

•	give effect to our sale of the shares offered hereby, assuming an initial public offering price of $ per share, and the application of the estimated net proceeds therefrom as described under “Use of Proceeds”; and

•	the transfer of third-party indebtedness of $ million bearing interest at % transferred by Helix to us in connection with this offering.

A $1.00 increase (decrease) in the assumed public offering price of $      per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total owner’s equity and total capitalization by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated expenses and underwriting discounts and commissions payable by us. This table should be read in conjunction with our selected combined financial data and the combined financial statements and notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	June 30, 2006
	Actual	As Adjusted
	(unaudited)	(unaudited)
	(in thousands)

Cash and cash equivalents	$4		$(1)

Long-term debt	—

Owner’s equity:
Common stock, $0.01 par value; shares authorized, actual and as adjusted	—
Additional paid-in capital	—
Owner’s net investment	264,860

Total owner’s equity	264,860

Total capitalization (excluding cash)	$264,860	$

(1)	Prior to this offering, we were part of Helix’s corporate-wide cash management program. As a part of such program, Helix sweeps all available cash from our operating accounts periodically and intends to do so on the day prior to the effectiveness of this offering. As a result, we expect not to have any cash and cash equivalents on the closing date of the offering. However, we expect to be able to fund our operating activities for the next year with cash flows generated from our operations and available borrowings under our revolving credit facility.

DILUTION

Our net tangible book value at          , 2006 is approximately $      million, or $      per share of our common stock. Net tangible book value per share represents our total tangible assets reduced by our total liabilities and divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering.

After giving effect to the receipt of the estimated net proceeds from the sale by us of           shares, assuming an initial public offering price of $      per share, and the application of the estimated net proceeds therefrom as described under “Use of Proceeds,” our net tangible book value at                    ,          , would have been approximately $     , or $      per share of common stock. This represents an immediate increase in net tangible book value per share of $      to existing stockholders and an immediate decrease in net tangible book value per share of $      to you. The following table illustrates the dilution:

Initial public offering price per share(1)	$
Adjusted net tangible book value per share at , 2006 $
Increase per share attributable to new investors(2)
Decrease per share attributable to Helix dividend

Net tangible book value per share after this offering(2)

Dilution per share to new investors	$

(1)	Before underwriters’ commissions and our expenses.

(2)	Includes underwriters’ commissions and our expenses.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our net tangible book value per share after this offering by $      per share and the dilution per share to new investors in this offering by $      per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, as of June 30, 2006, the differences between the amounts paid or to be paid by the groups set forth in the table with respect to the aggregate number of shares of our common stock acquired or to be acquired by each group:

	Shares Purchased			Total Consideration			Average Price
	Number	%		Amount	%		Per Share

Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to          ,  % of the aggregate number of shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors will be increased to          or  % of the aggregate number of common stock outstanding after this offering.

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following table sets forth unaudited pro forma combined financial data of Cal Dive International, Inc.

We have prepared our combined financial statements as if Cal Dive International, Inc. had been in existence as a separate company throughout all relevant periods. The pro forma combined statement of operations data for the year ended December 31, 2005 presented below was derived from our audited combined financial statements and the accompanying notes thereto included elsewhere in this prospectus.

The pro forma combined statement of operations data for the six months ended June 30, 2006 and the pro forma combined balance sheet data as of June 30, 2006 presented below were derived from our unaudited condensed combined financial statements and the accompanying notes thereto included elsewhere in this prospectus. The operating results for the six months ended June 30, 2006 include all adjustments (consisting only of normal recurring adjustments) that we believe are necessary for a fair statement of the results for such interim period.

Our unaudited pro forma results of operations data is presented for the year ended December 31, 2005 as if this offering had been completed on January 1, 2005, at an assumed initial public offering price of $      per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and assuming the acquisition of the Acergy business was completed on January 1, 2005.

Our unaudited pro forma combined financial data as of and for the year ended December 31, 2005 do not include:

•	the results of operations of the assets acquired from Torch prior to their acquisition in August 2005 because this transaction did not qualify as a “business combination” under FASB Statement No. 141, Business Combinations;

•	the results of operations of the assets acquired from Fraser Diving in July 2006 because such results are immaterial; and

•	the results of OTSL prior to our equity investment in July 2005 because such results are immaterial.

Our unaudited pro forma combined financial data as of and for the six months ended June 30, 2006 are presented as if this offering had been completed on January 1, 2006, at an assumed initial public offering price of $      per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and the net proceeds therefrom had been applied as described in “Use of Proceeds,” and assuming the third-party indebtedness of $      million bearing interest at     % transferred by Helix to us in connection with this offering was outstanding as of January 1, 2006 and assuming the acquisition of the Acergy business was completed on January 1, 2005.

Our unaudited pro forma combined financial data as of and for the six months ended June 30, 2006 do not include the results of operations of the assets acquired from Fraser Diving in July 2006 because such results are immaterial.

The unaudited pro forma information set forth below is based upon available information and assumptions that we believe are reasonable. The historical financial and other data have been prepared on a combined basis from Helix’s consolidated financial statements using the historical results of operations and bases of assets and liabilities of Helix’s shallow water marine contracting business and give effect to allocations of expenses from Helix to us and from us to Helix. The costs to operate our business as a standalone public entity may exceed the historical allocations of expenses related to areas that include but are not limited to litigation and other legal matters, compliance with the Sarbanes-Oxley Act and other corporate compliance matters, insurance and claims management and the related cost of insurance, as well as general overall purchasing power. These possible increased costs are not included in the pro forma information as their impact on our results of operations cannot be reasonably estimated. The unaudited pro forma information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had this offering occurred on the dates indicated. The unaudited pro forma information also should not be considered representative of our future financial condition or results of operations.

You should read the information contained in this table in conjunction with “Selected Historical Combined Financial Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical audited and unaudited combined financial statements and the accompanying notes thereto of us and our combined subsidiaries included elsewhere in this prospectus.

Unaudited Pro Forma Combined Statement of Operations(1)
(in thousands, except per share data)

	Year Ended	Year Ended				Six Months	Quarter Ended
	December 31,	November 30,	Year Ended			Ended	February 28,	Six Months Ended
	2005	2005	December 31, 2005			June 30, 2006	2006	June 30, 2006
	Historical	Acergy(2)	Adjustments(2)		Pro Forma(2)	Historical	Acergy(2)	Adjustments(2)		Pro Forma(2)

Net revenues	$224,299	$245,774	$(5,530	)(3)	$464,543	$244,554	$7,332	$(1,320	)(5)	$250,566
Cost of sales	152,586	238,539	(4,331	)(3)(4)	386,794	133,405	4,178	(887	)(4)(5)	136,696

Gross profit (loss)	71,713	$7,235	$(1,199)		$77,749	111,149	$3,154	$(433)		$113,870

Gain on sale of retirement of assets	270					283
Selling and administrative expenses	16,730					15,515

Income (loss) from operations	55,253					95,917
Equity in earnings of investment	2,817					2,650
Net interest income (expense)	45					316

Income (loss) before income taxes	58,115					98,883
Provision for income taxes	20,385					34,689

Net income (loss)	$37,730					$64,194

Net income per common share(6):
Basic	$					$

Diluted	$					$

Weighted average shares outstanding(6):
Basic
Diluted

(1)	Helix allocated to us $8.5 million for the year ended December 31, 2005 and $7.5 million for the six months ended June 30, 2006 of expenses incurred by it for providing us accounting, treasury, tax, legal, information systems, employee benefits, facilities and other services. After this offering we expect to continue to receive from Helix substantially all of these services pursuant to a corporate services agreement. We allocated to Helix $4.1 million for the year ended December 31, 2005 and $2.8 million for the six months ended June 30, 2006 of expenses incurred by us for providing training, quality control, marine administration, supply chain, environmental, health and safety, operational facilities and operational human resources services. After this offering we expect to continue to deliver to Helix substantially all of these services pursuant to a corporate services agreement. Payments for these services will allow Helix and us to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses.

(2)	Since a statement of revenue and direct operating expenses for the assets acquired from Acergy is presented elsewhere in this prospectus instead of a full statement of operations, the Acergy information for the year ended November 30, 2005 and the three months ended February 28, 2006 and the adjustments and pro forma information for the year ended December 31, 2005 and the six months ended June 30, 2006 set forth above are limited to a presentation of net revenues, cost of sales and gross profit (loss).

(3)	We acquired the Acergy IMR assets on November 1, 2005 while the DLB801 and Kestrel were acquired in January 2006 and March 2006, respectively. The annual audit period and fiscal year end for Acergy ends on November 30th each year. As a result, the Acergy financial statements include the operations of the IMR assets for a period of 11 months from December 1, 2004 to November 1, 2005, the date we acquired these assets. Our financial statements include two months of results of the IMR assets from the November 1, 2005 acquisition date to December 31, 2005, resulting in 13 months of operations when combined with the financial statements of Acergy. The adjustment eliminates the revenues and direct operating expenses for the IMR assets for December 2004 so that only 12 months of operations are reflected in the pro forma financial statements. No such adjustment to the revenues and direct operating expenses for the DLB801 and Kestrel has been made since the Acergy financial statements reflect 12 months of operations for these assets for the period December 1, 2004 to November 30, 2005.

(4)	Includes the estimated increase in depreciation and amortization expense for 2005 and the six months ended June 30, 2006 assuming the expense was calculated based on the “step-up” in basis of the acquired assets to their fair value for the full year. These assets include property, equipment and other intangibles related to customer relationships.

(5)	This entry adjusts the revenues and direct operating expenses for the DLB801 and Kestrel so that only six months of operations are reflected in the pro forma financial statements.

(6)	Basic earnings per share data are based upon shares outstanding upon completion of this offering. Diluted earnings per share data also include restricted shares we anticipate granting to certain executive officers, directors and employees in connection with this offering.

Unaudited Pro Forma Combined Balance Sheet
(in thousands)

	June 30, 2006
	Historical	Adjustments			Pro Forma

ASSETS
Current assets:
Cash and cash equivalents	$4	$			$
Accounts receivable —
Trade, net of allowance for doubtful accounts of $432	109,480		—			109,480
Unbilled revenue	12,313		—			12,313
Deferred income taxes	3,248			(1)
Assets held for sale	1,000		—			1,000
Notes receivable	5,353		—			5,353
Other current assets	8,791					8,791

Total current assets	140,189

Gross property and equipment	246,663		—			246,663
Less — Accumulated depreciation	(62,951)		—			(62,951)

Net property and equipment	183,712		—			183,712

Other assets:
Equity investment	14,096		—			14,096
Goodwill	26,666		—			26,666
Other assets, net	16,814		—			16,814

Total assets	$381,477	$			$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$41,336		$—			$41,336
Accrued liabilities	45,907			(1)

Total current liabilities	87,243

Long-term debt	—			(2)
Deferred income taxes	26,105		—			26,105
Other long-term liabilities	3,269		—			3,269

Total liabilities	116,617

Commitments and contingencies	—		—			—
Owner’s equity:
Common stock	—			(3)
Additional paid-in capital	—			(4)
Owner’s net investment	264,860			(4)

Total owner’s equity	264,860

Total liabilities and owner’s equity	$381,477	$			$

(1)	Represents the estimated accrued interest expense and federal income tax effect related to third-party indebtedness of $ million bearing interest at a rate of % (LIBOR plus % at , 2006) transferred to us by Helix in connection with this offering as if the debt had been outstanding for the entire period presented. A basis point change to the interest rate would change our annual interest expense by $ million.

(2)	Represents third-party indebtedness transferred to us by Helix in connection with this offering.

(3)	Represents the par value of shares of common stock issued in connection with this offering.

(4)	Represents (i) the reclassification of owner’s net investment into additional paid-in capital, (ii) the receipt by us of approximately $ million in net proceeds from this offering (based on a $ per share offering price, which represents the midpoint of the range set forth on the cover page of this prospectus), net of the par value of our common stock issued in connection therewith, (iii) a dividend of $ million to Helix and (iv) the reduction to owner’s net investment as a result of the third-party indebtedness transferred to us by Helix.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The historical financial and other data have been prepared on a combined basis from Helix’s consolidated financial statements using the historical results of operations and bases of the assets and liabilities of the shallow water marine contracting business of Helix and give effect to allocations of expenses from Helix. Our historical financial data will not necessarily be indicative of our future performance nor will such data necessarily reflect what our financial position and results of operations would have been had we operated as an independent publicly traded company during the periods shown.

We have prepared our combined financial statements as if Cal Dive International, Inc. had been in existence as a separate company throughout all relevant periods. The combined results of operations data and cash flow data for the years ended December 31, 2003, 2004 and 2005 and the combined balance sheet data as of December 31, 2004 and 2005 presented below were derived from our audited combined financial statements and the related notes thereto included elsewhere in this prospectus. The combined results of operations data and cash flow data for the years ended December 31, 2001 and 2002 and for the six months ended June 30, 2005 and 2006 and the combined balance sheet data as of June 30, 2006 presented below were derived from our unaudited combined financial statements and accompanying notes thereto included elsewhere in this prospectus. The combined balance sheet data as of December 31, 2001, 2002 and 2003 presented below were derived from our unaudited combined financial statements. The operating results for the six months ended June 30, 2005 and 2006 include all adjustments (consisting only of normal recurring adjustments) that we believe are necessary for a fair statement of the results for such interim periods.

The operating results of the acquired vessels from the Torch asset purchase are included in these historical combined statements of operations since the acquisition date of August 31, 2005. The operating results of the assets acquired from Acergy during 2005 are included in the accompanying historical combined statements of operations since the acquisition date of November 1, 2005. Our combined statements of operations do not include the operating results of the DLB801 or the Kestrel prior to their acquisitions in January and March 2006, respectively.

Results for the six months ended June 30, 2006 are not necessarily indicative of the results expected for the fiscal year ended December 31, 2006 or any future period.

You should read the information contained in this table in conjunction with “Unaudited Pro Forma Combined Financial Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical audited combined financial statements and the accompanying notes thereto of us included elsewhere in this prospectus.

The following table presents a non-GAAP financial measure, EBITDA, which we use to evaluate the financial performance of our business. EBITDA is not calculated or presented in accordance with GAAP. In footnote 2 below, we explain EBITDA and reconcile it to net income, its most directly comparable financial measure calculated and presented in accordance with GAAP.

											Six Months Ended
	Year Ended December 31,										June 30,
	2001		2002		2003		2004		2005		2005		2006
	(unaudited)		(unaudited)								(unaudited)		(unaudited)
	(in thousands, except per share and marine contracting activity data)
Results of Operations Data:
Net revenues		$160,962		$139,887		$135,488		$125,786		$224,299		$77,991		$244,554
Cost of sales		120,147		116,167		108,479		101,583		152,586		56,791		133,405

Gross profit		40,815		23,720		27,009		24,203		71,713		21,200		111,149
Gain on sale of assets		—		—		—		—		270		—		283
Selling and administrative expenses		10,332		8,055		10,337		12,318		16,730		5,741		15,515

Income from operations		30,483		15,665		16,672		11,885		55,253		15,459		95,917
Equity in earnings of investment		—		—		—		—		2,817		—		2,650
Interest income		—		—		—		—		45		—		316

Income before income taxes		30,483		15,665		16,672		11,885		58,115		15,459		98,883
Provision for income taxes		10,699		5,510		5,870		4,211		20,385		5,481		34,689

Net income		$19,784		$10,155		$10,802		$7,674		$37,730		$9,978		$64,194

Net income per common share(1):
Basic	$		$		$		$		$		$		$

Diluted	$		$		$		$		$		$		$

Weighted average shares outstanding(1):
Basic
Diluted

Other Financial Data:
EBITDA (unaudited)(2)		$43,261		$29,858		$31,881		$27,395		$73,378		$23,072		$109,294
Depreciation and amortization		12,778		14,193		15,209		15,510		15,308		7,613		10,727
Capital expenditures		45,252		12,980		2,784		2,912		36,407		3,462		18,408
Acquisition of businesses		11,500		—		—		—		42,917		—		78,174

Cash Flow Data(3):
Cash flows provided by (used in):
Operating activities		$26,220		$15,691		$26,370		$28,610		$32,228		$(2,056)		$58,043
Investing activities		(55,222)		(4,310)		(2,584)		(2,912)		(79,547)		(3,462)		(79,800)
Financing activities		(29,002)		(11,381)		(23,786)		(25,698)		47,319		5,518		21,761

Marine Contracting Activity Data (unaudited):
Number of vessels(4)		13		13		13		13		22		13		24
Utilization(5)		68%		61%		68%		63%		79%		69%		97%

	December 31,					June 30,
	2001	2002	2003	2004	2005	2006
	(unaudited)	(unaudited)	(unaudited)			(unaudited)
	(in thousands)
Balance Sheet Data:
Total current assets	$56,939	$52,556	$43,270	$46,565	$110,484	$140,189
Net property and equipment	105,406	100,605	91,533	76,329	113,604	183,712
Total assets	183,882	172,904	156,280	144,817	277,884	381,477
Total current liabilities	42,607	28,431	21,165	27,438	73,869	87,243
Total liabilities	59,140	49,388	45,748	52,309	100,101	116,617
Total owner’s equity	124,742	123,516	110,532	92,508	177,783	264,860

(1)	Basic earnings per share data are based upon shares outstanding upon completion of this offering. Diluted earnings per share data also include restricted shares we anticipate granting to certain executive officers, directors and employees in connection with this offering.

(2)	In addition to net income, we evaluate our financial performance based on other factors, one primary measure of which is earnings before net interest expense, taxes, depreciation and amortization, which we refer to as EBITDA. We use EBITDA as a measure of the operational strengths and performance of our business and not as a measure of liquidity. However, a limitation of the use of EBITDA as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Accordingly, EBITDA should be considered in addition to, and not as a substitute for, net income and other measures of financial performance reported in accordance with GAAP. Furthermore, this measure may vary among companies; thus, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

We believe EBITDA is useful to investors and other external users of our financial statements in evaluating our operating performance because:

•	it is widely used by investors in our industry to measure a company’s operating performance without regard to items such as interest expense, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•	it helps investors more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization of our vessels) from our operating results.

Our management uses EBITDA:

•	as a measure of operating performance because it assists us in comparing our performance on a consistent basis as it removes the impact of our capital structure and asset base from our operating results;

•	in presentations to our board of directors to enable them to have the same consistent measurement basis of operating performance used by management;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	to assess compliance with financial ratios and covenants that will be included in our revolving credit facility; and

•	in communications with lenders, rating agencies and others, concerning our financial performance.

The following table presents a reconciliation of EBITDA to net income, which is the most directly comparable GAAP financial measure of our operating results:

						Six Months Ended
	Year Ended December 31,					June 30,
	2001	2002	2003	2004	2005	2005	2006
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(in thousands)

EBITDA (unaudited)	$43,261	$29,858	$31,881	$27,395	$73,378	$23,072	$109,294
Less: Depreciation and amortization	12,778	14,193	15,209	15,510	15,308	7,613	10,727
Plus: Interest income	—	—	—	—	45	—	316
Less: Provision for income taxes	10,699	5,510	5,870	4,211	20,385	5,481	34,689

Net income	$19,784	$10,155	$10,802	$7,674	$37,730	$9,978	$64,194

(3)	Cash flows from financing activities have been reflected as (a) cash transfers from us to Helix equal to substantially all cash provided by operating activities and (b) cash transfers from Helix to us equal to the amount of cash used in investing activities. Substantially all excess cash has been transferred to our owner. These cash transfers have been reflected as changes in total owner’s equity.

(4)	As of the end of the period and excluding acquired vessels prior to their in-service dates, vessels taken out of service prior to their disposition and vessels jointly owned by a third party.

(5)	Average vessel utilization is calculated by dividing the total number of days the vessels generated revenues by the total number of days the vessels were available for operation in each period and does not reflect acquired vessels prior to their in-service dates, vessels in drydocking, vessels taken out of service prior to their disposition and vessels jointly owned by a third party.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following management discussion and analysis should be read in conjunction with our historical combined financial statements and their notes included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus.

Our Business

We generate revenue principally by providing marine contracting services to major and independent oil and natural gas producers, pipeline transmission companies and offshore engineering and construction firms. We perform our services under dayrate or qualified turnkey contracts that are typically awarded through a competitive bid process. Contract terms vary according to market conditions and services rendered. See “Business — Contracting and Tendering.”

Major Influences on Results of Operations

Our business is substantially dependent upon the condition of the oil and natural gas industry and, in particular, the willingness of oil and natural gas companies to make capital expenditures for offshore exploration, drilling and production operations. The level of capital expenditures generally depends on the prevailing views of future oil and natural gas prices, which are influenced by numerous factors, including but not limited to:

•	changes in U.S. and international economic conditions;

•	demand for oil and natural gas, especially in the United States, China and India;

•	worldwide political conditions, particularly in significant oil-producing regions such as the Middle East, West Africa and Latin America;

•	actions taken by OPEC;

•	the availability and discovery rate of new oil and natural gas reserves in offshore areas;

•	the cost of offshore exploration for, and production and transportation of, oil and natural gas;

•	the ability of oil and natural gas companies to generate funds or otherwise obtain external capital for exploration, development and production operations;

•	the sale and expiration dates of offshore leases in the United States and overseas;

•	technological advances affecting energy exploration, production, transportation and consumption;

•	weather conditions;

•	environmental or other government regulations; and

•	tax policies.

The primary leading indicators we rely upon to forecast the performance of our business are crude oil and natural gas prices and drilling activity on the Gulf of Mexico OCS, as measured by mobile offshore rig counts. Demand for our services generally lags successful drilling activity by six to 18 months. In the last two years, crude oil and natural gas prices have increased substantially, with the annual average of the NYMEX West Texas Intermediate (WTI) near month crude oil daily average contract price increasing from $31.04 per barrel in 2003 to $56.56 per barrel in 2005 and the annual average of the Henry Hub natural gas daily average spot price increasing from $5.45 per one million British thermal units, or Mmbtu, in 2003 to $8.85 per Mmbtu in 2005. However, oil and natural gas prices can be extremely volatile. As of August 31, 2006, the NYMEX WTI near month crude oil closing contract price was $70.26 and the Henry Hub natural gas closing spot price was

$5.84. The majority of our customers on the Gulf of Mexico OCS are drilling for, producing and transporting natural gas. Therefore, we expect sustained directional changes in natural gas prices will have a greater impact on demand for our services than changes in crude oil prices. From 2003 to 2005, the rig count on the Gulf of Mexico OCS increased more modestly than rig counts in other offshore regions due to the mobilization of rigs from the Gulf of Mexico to other regions and the impairment of offshore rigs caused by hurricane activity in the Gulf of Mexico in 2004 and 2005. While demand for our services is typically highly correlated with rig counts, the modest growth in the number of working rigs on the Gulf of Mexico OCS has been more than offset by increases in subsea project complexity and capital spending per project as well as a sharp rise in the demand for hurricane-related repair work. As a result, we have recently experienced strong demand for our marine contracting services, allowing us to record unprecedented utilization levels and dayrates across our fleet of vessels.

We believe that one of the most important performance measurements for our business is vessel utilization. Utilization provides a good indication of demand for our vessels and, as a result, the contract rates we may charge for our services. As a marine contractor, our vessel utilization is typically lower during the first quarter, and to a lesser extent during the fourth quarter, due to winter weather conditions in the Gulf of Mexico. Accordingly, we normally plan our drydock inspections and other routine and preventive maintenance programs during this period. The bid and award process during the first two quarters typically leads to the commencement of construction activities during the second and third quarters. As a result, we have historically generated a majority of our revenues in the last six months of the year. However, due to high utilization rates caused by hurricane repair work, we are not experiencing typical seasonal trends in the current market environment.

The following table sets forth key indicators and performance metrics for our business:

	2003				2004				2005				2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2

U.S. natural gas prices(1)	$6.25	$5.61	$4.87	$5.06	$5.61	$6.08	$5.44	$6.26	$6.39	$6.94	$9.74	$12.31	$7.75	$6.53
NYMEX oil prices(2)	$33.86	$28.91	$30.20	$31.18	$35.15	$38.32	$43.88	$48.28	$49.84	$53.17	$63.19	$60.03	$63.48	$70.70
Rigs under contract in the Gulf of Mexico(3)	119	123	129	122	117	115	118	122	130	132	130	127	131	132
Platform installations(4)	7	21	12	13	26	28	26	10	35	21	11	3	10	16
Platform removals(4)	3	11	34	18	23	47	67	22	11	42	32	6	3	3
Number of our vessels(5)	13	13	13	13	13	13	13	13	13	13	13	22	23	24
Our average utilization rate(6)	67%	68%	73%	62%	54%	57%	62%	77%	65%	72%	77%	94%	96%	98%

(1)	Quarterly average of the Henry Hub natural gas daily average spot price (the midpoint index price per Mmbtu for deliveries into a specific pipeline for the applicable calendar day as reported by Platts Gas Daily in the “Daily Price Survey” table).

(2)	Quarterly average of NYMEX West Texas Intermediate near month crude oil daily average contract price.

(3)	Average monthly number of rigs contracted, as reported by ODS-Petrodata — Offshore Rig Locator.

(4)	Source: Minerals Management Service; installation and removal of platforms with two or more piles in the Gulf of Mexico.

(5)	As of the end of the period and excluding acquired vessels prior to their in-service dates, vessels taken out of service prior to their disposition and vessels jointly owned by a third party.

(6)	Average vessel utilization is calculated by dividing the total number of days the vessels generated revenues by the total number of days the vessels were available for operation in each quarter and does not reflect acquired vessels prior to their in-service dates, vessels in drydocking, vessels taken out of service prior to their disposition and vessels jointly owned by a third party.

Factors Impacting Comparability of Our Financial Results

Our historical results of operations for the periods presented may not be comparable with prior periods or to our results of operations in the future for the reasons discussed below.

Recent Acquisitions

In August 2005, we acquired six vessels and a portable saturation diving system from Torch at a cost of $26.4 million (including assets held for sale). In November 2005, we completed the acquisition of the diving and shallow water pipelay business of Acergy, which included seven diving support vessels, a portable saturation diving system, general diving equipment and operating bases located in Louisiana, at a purchase price of $42.9 million. Under the terms of the regulatory approval required to remedy certain anti-competitive effects of the Acergy and Torch acquisitions alleged by the DOJ, we were required to divest two diving support vessels and a portable saturation diving system from the combined acquisitions. We have completed the sale of the portable saturation diving system, and the sale of one diving support vessel is pending. In addition, we acquired the DLB801 from Acergy for $38.0 million in January 2006. We subsequently sold a 50% interest in the vessel in January 2006 for approximately $19.0 million and entered into a 10-year charter lease agreement with the purchaser. The lessee has an option to purchase the remaining 50% interest in the vessel beginning in January 2009. We also acquired the Kestrel from Acergy for approximately $39.9 million in March 2006. Going forward, we believe these acquired assets will be significant contributors to our financial results.

In December 2005, we entered into a memorandum of understanding to acquire the business of Singapore-based Fraser Diving, which includes six portable saturation diving systems and 15 surface diving systems operating primarily in Southeast Asia, the Middle East, Australia and the Mediterranean. We closed the purchase of one of the portable saturation diving systems and redeployed it to the Gulf of Mexico in December 2005. We completed the purchase of the remaining systems in July 2006. The aggregate purchase price for all of the Fraser Diving assets is approximately $26 million, subject to post-closing adjustments.

Our Relationship with Helix

Our combined financial statements have been derived from the financial statements and accounting records of Helix using the historical results of operations and historical bases of assets and liabilities of our business. Certain management, administrative and operational services of Helix have been shared between Helix’s shallow water marine contracting business and other Helix business segments for all periods presented. For purposes of financial statement presentation, the costs included in our combined statements of operations for these shared services have been allocated to us based on actual direct costs incurred, headcount, work hours or revenues. We and Helix consider these allocations to be a reflection of the utilization of services provided. Our expenses as a separate, standalone company may be higher or lower than the amounts reflected in the combined statements of operations. Pursuant to the Corporate Services Agreement to be entered into between Helix and us, we will be required to utilize these services from Helix in the conduct of our business until such time as Helix owns less than 50% of the total voting power of our common stock. Additionally, Helix primarily uses a centralized approach to cash management and the financing of its operations. Accordingly, all related acquisition activity between Helix and us and all other cash transactions have been reflected in our owner’s equity as owner’s net investment. See “Arrangements Between Helix and Us.”

We believe the assumptions underlying the combined financial statements are reasonable. However, the effect of these assumptions, the separation from Helix and our operating as a standalone public entity could impact our results of operations and financial position prospectively by increasing expenses in areas that include but are not limited to litigation and other legal matters, compliance with the Sarbanes-Oxley Act and other corporate compliance matters, insurance and claims management and the related cost of insurance, as well as general overall purchasing power.

Critical Accounting Estimates and Policies

Our accounting policies are described in the notes to our audited financial statements included elsewhere in this prospectus. We prepare our financial statements in conformity with GAAP. Our results of operations and financial condition, as reflected in our financial statements and related notes, are subject to management’s evaluation and interpretation of business conditions, changing capital market conditions and other factors that could affect the ongoing viability of our business and our customers. We believe the most critical accounting policies in this regard are those described below. While these issues require us to make judgments that are somewhat subjective, they are generally based on a significant amount of historical data and current market data.

Revenue Recognition

Revenues are derived from contracts that are typically of short duration. These contracts contain either lump-sum turnkey provisions or provisions for specific time, material and equipment charges, which are billed in accordance with the terms of such contracts. We recognize revenue as it is earned at estimated collectible amounts.

Revenues generated from specific time, materials and equipment contracts are generally earned on a dayrate basis and recognized as amounts are earned in accordance with contract terms. In connection with these contracts, we may receive revenues for mobilization of equipment and personnel. In connection with new contracts, revenues related to mobilization are deferred and recognized over the period in which contracted services are performed using the straight-line method. Incremental costs incurred directly for mobilization of equipment and personnel to the contracted site, which typically consist of materials, supplies and transit costs, are also deferred and recognized over the period in which contracted services are performed using the straight-line method. Our policy to amortize the revenues and costs related to mobilization on a straight-line basis over the estimated contract service period is consistent with the general pace of activity, level of services being provided and dayrates being earned over the service period of the contract. Mobilization costs to move vessels when a contract does not exist are expensed as incurred.

Revenue on significant turnkey contracts is recognized on the percentage-of-completion method based on the ratio of costs incurred to total estimated costs at completion. In determining whether a contract should be accounted for using the percentage-of-completion method, we consider whether:

•	the customer provides specifications for the construction of facilities or for the provision of related services;

•	we can reasonably estimate our progress towards completion and our costs;

•	the contract includes provisions as to the enforceable rights regarding the goods or services to be provided, consideration to be received and the manner and terms of payment;

•	the customer can be expected to satisfy its obligations under the contract; and

•	we can be expected to perform our contractual obligations.

Under the percentage-of-completion method, we recognize estimated contract revenue based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of our control, may also affect the progress and estimated cost of a project’s completion and, therefore, the timing of income and revenue recognition. We routinely review estimates related to our contracts and reflect revisions to profitability in earnings on a current basis. If a current estimate of total contract cost indicates an ultimate loss on a contract, we recognize the projected loss in full when it is first determined. We recognize additional contract revenue related to claims when the claim is probable and legally enforceable.

Unbilled revenue represents revenue attributable to work completed prior to period end that has not yet been invoiced. All amounts included in unbilled revenue at December 31, 2005 and June 30, 2006 are expected to be billed and collected within one year.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are stated at the historical carrying amount net of write offs and allowance for uncollectible accounts. We establish an allowance for uncollectible accounts receivable based on historical experience and any specific customer collection issues that we have identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when we have determined the balance will not be collected.

Related Party Cost Allocations

Helix provides us certain management and administrative services including: accounting, treasury, payroll and other financial services; legal and related services; information systems, network and communication services; employee benefit services; and corporate facilities management services. Total allocated costs from Helix for such services were approximately $7.0 million, $7.3 million and $8.5 million for the years ended December 31, 2003, 2004 and 2005, respectively, and $3.7 million and $7.5 million for the six months ended June 30, 2005 and 2006, respectively. These costs have been allocated based on headcount, work hours and revenues, as applicable.

We provide Helix operational and field support services including: training and quality control services; marine administration services; supply chain and base operation services; environmental, health and safety services; operational facilities management services; and human resources. Total allocated cost to Helix for such services were approximately $3.3 million, $3.2 million and $4.1 million for the years ended December 31, 2003, 2004 and 2005, respectively, and $1.6 million and $2.8 million for the six months ended June 30, 2005 and 2006, respectively. These costs have been allocated based on headcount, work hours and revenues, as applicable.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided primarily on the straight-line method over the estimated useful life of the asset. Our estimates of useful lives of our assets are as follows: vessels — 15 to 20 years; machinery and equipment — five years; and buildings and leasehold improvements — four to 20 years.

For long-lived assets to be held and used, excluding goodwill, we base our evaluation of recoverability on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist. Our marine vessels are assessed on a vessel-by-vessel basis. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, is based on management’s estimate of discounted cash flows. We recorded impairment charges of $3.9 million and $790,000 in 2004 and 2005, respectively, on certain vessels that met the impairment criteria. These assets were subsequently sold in 2005 and 2006 for an aggregate gain on the disposals of approximately $322,000. There were no such impairments during 2003 or the first half of 2006.

Assets are classified as held for sale when we have a plan for disposal of certain assets and those assets meet the held for sale criteria. At December 31, 2004 and 2005 and June 30, 2006, we classified certain assets intended to be disposed of within a 12-month period as assets held for sale totaling $3.0 million, $7.9 million and $1.0 million, respectively.

Recertification Costs and Deferred Drydock Charges

Our vessels are required by regulation to be recertified after certain periods of time. These recertification costs are incurred while the vessel is in drydock. In addition, routine repairs and maintenance are performed and, at times, major replacements and improvements are performed. We expense routine repairs and maintenance as they are incurred. We defer and amortize drydock and related recertification costs over the length of time for which we expect to receive benefits from the drydock and related recertification, which is generally 30 months. Vessels are typically available to earn revenue for the 30-month period between drydock and related recertification processes. A drydock and related recertification process typically lasts one to two months, a period during which the vessel is not available to earn revenue. Major replacements and improvements, which extend the vessel’s economic useful life or functional operating capability, are capitalized and depreciated over the vessel’s remaining economic useful life. Inherent in this process are estimates we make regarding the specific cost incurred and the period that the incurred cost will benefit.

As of December 31, 2004 and 2005, and June 30, 2006, capitalized deferred drydock charges (included in other assets, net) totaled $6.9 million, $8.3 million and $10.6 million, respectively. During the years ended December 31, 2003, 2004 and 2005, drydock amortization expense was $3.7 million, $4.3 million and $5.5 million, respectively. For the six months ended June 30, 2005 and 2006, drydock amortization expense was $2.5 million and $3.2 million, respectively.

Goodwill and Other Intangible Assets

We test for the impairment of goodwill on at least an annual basis. We test for the impairment of other intangible assets when impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions are present. Our goodwill impairment test involves a comparison of the fair value with its carrying amount. The fair value is determined using discounted cash flows and other market-related valuation models. We completed our annual goodwill impairment test as of November 1, 2005. At December 31, 2004 and 2005 and at June 30, 2006, we had goodwill of $15.0 million, $27.8 million and $26.7 million, respectively. The $12.8 million increase in goodwill from 2004 to 2005 resulted from the Acergy acquisition, which closed in November 2005. None of our goodwill was impaired based on the impairment test performed as of November 1, 2005. The 2005 annual impairment test excluded the goodwill for the Acergy acquisition. We finalized the purchase price allocation for the Acergy acquisition in the second quarter of 2006. See Note 5 to the combined financial statements included herein. We will continue to test our goodwill annually on a consistent measurement date unless events occur or circumstances change between annual tests that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Equity Investment

In July 2005, we acquired a 40% minority ownership interest in OTSL, a Trinidad and Tobago entity, in exchange for our DP DSV Witch Queen. Our investment in OTSL totaled $14.1 million as of June 30, 2006. We review this equity investment for impairment and record an adjustment when we believe the decline in fair value is other than temporary. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, an estimate of discounted cash flows. In determining whether the decline is other than temporary, we consider the cyclical nature of the industry in which the business operates, its historical performance, its performance in relation to its peers and the current economic environment. We will monitor the fair value of our investment for impairment and will record an adjustment if we believe a decline is other than temporary. During 2005 and the first half of 2006, no impairment indicators existed.

Income Taxes

Our operations are included in a consolidated federal income tax return filed by Helix. However, for financial reporting purposes, our provision for income taxes has been computed as if we completed and filed separate federal income tax returns except that all tax benefits recognized on employee stock plans are retained by Helix. Deferred income taxes are based on the differences between financial reporting and tax bases of assets and liabilities. We utilize the liability method of computing deferred income taxes. The liability method is based on the amount of current and future taxes payable using tax rates and laws in effect at the balance sheet date. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

Workers’ Compensation Claims

Our onshore employees are covered by workers’ compensation. Offshore employees, including divers, tenders and marine crews, are covered by our maritime employers liability insurance policy, which covers Jones Act exposures. We incur workers’ compensation claims in the normal course of business, which management believes are substantially covered by insurance. We, together with our insurers and legal counsel, analyze each claim for potential exposure and estimate the ultimate liability of each claim.

Stock-Based Compensation Plans

Certain of our employees have participated in Helix’s stock-based compensation plans. Helix used the intrinsic value method of accounting for its stock-based compensation programs through December 31, 2005. Accordingly, prior to January 1, 2006, no compensation expense was recognized by Helix or us if the exercise price of an employee stock option was equal to the common share market price on the grant date. All tax benefits recognized on employee stock plans are retained by Helix. See “— Recently Issued Accounting Principles.”

Major Customers and Concentration of Credit Risk

Our customers consist primarily of major and independent oil and natural gas producers, pipeline transmission companies and offshore engineering and construction firms. The capital expenditures of our customers are generally dependent on their views of future oil and gas prices and successful offshore drilling activity. We perform ongoing credit evaluations of our customers and provide allowances for probable credit losses when necessary. The percent of revenue of major customers was as follows: 2003 — Emigar International (15%) and Horizon Offshore Contractors (10%); 2004 — Lighthouse R&D Enterprises (12%) and Shell (11%); and 2005 — BP (13%) and Lighthouse R&D Enterprises (11%).

Recently Issued Accounting Principles

In December 2004, the FASB issued SFAS No. 123R, which replaces SFAS No. 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period in fiscal 2006, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. Along with Helix, we adopted SFAS No. 123R on January 1, 2006. Under SFAS No. 123R, we use the Black-Scholes fair value model for valuing share-based payments and recognize compensation cost on a straight-line basis over the respective vesting period. We selected the modified-prospective method of adoption, which requires that compensation expense be recorded for all unvested stock options and restricted stock beginning in 2006 as the requisite service is rendered. In addition to the compensation cost recognition requirements, SFAS No. 123R also requires the tax deduction benefits for an award in excess of recognized compensation cost be reported as a financing cash flow rather than as an operating cash flow, which was required under SFAS No. 95, Statement of Cash Flows. The adoption did not have a material impact on our combined results of operations and cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109. FIN 48 clarifies the application of SFAS 109 by defining criteria that an individual tax position must meet for any part of the benefit of that position to be recognized in the financial statements. Additionally, FIN 48 provides guidance on the measurement, derecognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Management is currently evaluating the impact the adoption of FIN 48 will have on our financial position, results of operations and cash flows.

Results of Operations

Comparison of Six Months Ended June 30, 2006 and 2005

Revenues.  For the six months ended June 30, 2006, our revenues increased 214% to $244.6 million, compared to $78.0 million for the six months ended June 30, 2005. This increase was primarily a result of the

Torch and Acergy acquisitions in the third and fourth quarters of 2005, respectively. Revenues derived from assets purchased in these acquisitions were $110.5 million in the first half of 2006. In addition, the increase was due to improved market demand, much of which was the result of infrastructure damages caused by recent hurricanes in the Gulf of Mexico. This resulted in significantly improved utilization rates (97% in the first half of 2006 as compared to 69% in the same period of 2005) and an overall increase in pricing for our services.

Gross profit.  Gross profit for the six months ended June 30, 2006 increased 424% to $111.1 million, compared to $21.2 million for the six months ended June 30, 2005. This increase was attributable to additional gross profit derived from the Torch and Acergy acquisitions, improved utilization rates and increased average contract pricing. Gross profit derived from assets purchased in these acquisitions was $54.5 million in the first half of 2006. Gross margins increased to 45% for the six months ended June 30, 2006 from 27% in the first half of 2005 due to the factors noted above.

Selling and administrative expenses.  Selling and administrative expenses of $15.5 million for the six months ended June 30, 2006 were $9.8 million higher than the $5.7 million incurred in the first half of 2005 primarily due to additional administrative and sales personnel hired to support the acquired Torch and Acergy vessels in the third and fourth quarters of 2005, respectively. Selling and administrative expenses were 6% of revenues for the six months ended June 30, 2006, compared to 7% of revenues in the first half of 2005, due to the significant increase in revenue for the respective periods from 2005 to 2006.

Income taxes.  Income taxes increased to $34.7 million for the six months ended June 30, 2006, compared to $5.5 million in the first half of 2005, primarily due to increased profitability. The effective tax rate for the respective periods was 35.5% for 2005 and 35.1% for 2006.

Comparison of Years Ended 2005 and 2004

Revenues.  For the year ended December 31, 2005, our revenues increased 78% to $224.3 million, compared to $125.8 million for the year ended December 31, 2004. This increase was primarily due to improved market demand, much of which was the result of infrastructure damages caused by recent hurricanes in the Gulf of Mexico. This resulted in significantly improved utilization rates (79% in 2005 as compared to 63% in 2004) and an overall increase in pricing for our services. In addition, revenues increased in 2005 compared with 2004 as a result of the Torch and Acergy acquisitions in the third and fourth quarters of 2005, respectively, with much of the impact of the acquisitions occurring in the fourth quarter. Revenues derived from assets purchased in these acquisitions were $28.7 million in 2005.

Gross profit.  Gross profit for the year ended December 31, 2005 increased 196% to $71.7 million, compared to $24.2 million for the year ended December 31, 2004. The increase was primarily due to improved utilization rates, increased average contract pricing and additional gross profit derived from the Torch and Acergy acquisitions. Gross profit derived from assets purchased in these acquisitions was $11.1 million in 2005. Gross profit in 2005 and 2004 was negatively impacted by asset impairments on certain vessels totaling $0.8 million and $3.9 million, respectively, for conditions meeting our asset impairment criteria. Gross margins increased to 32% in 2005 from 19% in 2004 due to the factors noted above.

Selling and administrative expenses.  Selling and administrative expenses of $16.7 million for the year ended December 31, 2005 were $4.4 million higher than the $12.3 million incurred in 2004 due to additional administrative and sales personnel hired to support the acquired Torch and Acergy vessels in the third and fourth quarter of 2005, respectively, and increased incentive compensation as a result of increased profitability. Selling and administrative expenses were 7% of revenues in 2005, compared to 10% of revenues in 2004, due to the significant increase in revenue from 2004 to 2005.

Income taxes.  Income taxes increased to $20.4 million for the year ended December 31, 2005, compared to $4.2 million in 2004, primarily due to increased profitability. The effective tax rate was 35.4% for 2004 and 35.1% for 2005.

Comparison of Years Ended 2004 and 2003

Revenues.  For the year ended December 31, 2004, our revenues decreased 7% to $125.8 million, compared to $135.5 million during the year ended December 31, 2003, primarily due to decreased vessel utilization (63% in 2004 as compared to 68% in 2003). In addition, the DP DSV Witch Queen, which generated $0.1 million in revenues in 2004, compared to $13.0 million in 2003, was temporarily taken out of service in 2004 due to market conditions and a pending, costly regulatory drydock. The resulting decrease in 2004 revenues was partially offset by improved overall pricing for our services driven by higher-margin qualified turnkey contracts executed during that year.

Gross profit.  Gross profit for the year ended December 31, 2004 decreased 10% to $24.2 million, compared to $27.0 million for the year ended December 31, 2003. During 2004, our gross profit was negatively impacted by lower vessel utilization and impairments on certain vessels totaling $3.9 million for conditions that met our asset impairment criteria. Gross profit was positively impacted by improved pricing on certain qualified turnkey contracts executed during 2004. Gross margins decreased to 19% in 2004 from 20% in 2003 due to the factors noted above.

Selling and administrative expenses.  Selling and administrative expenses of $12.3 million for the year ended December 31, 2004 were $2.0 million higher than the $10.3 million incurred in 2003 primarily due to the introduction of an incentive compensation program in 2004. This new program provided for incentive compensation based on certain individual performance criteria and our profitability. Selling and administrative expenses were 10% of revenues in 2004, compared to 8% of revenues in 2003, due to a decrease in revenues.

Income taxes.  Income taxes decreased to $4.2 million for the year ended December 31, 2004, compared to $5.9 million in 2003, primarily due to decreased profitability. The effective tax rate was 35.2% for 2003 and 35.4% for 2004.

Liquidity and Capital Resources

We require capital to fund ongoing operations, organic growth initiatives and acquisitions. Our working capital requirements and funding for maintenance capital expenditures, strategic investments and acquisitions have historically been part of the corporate-wide cash management program of Helix. As a part of such program, Helix sweeps all available cash from our operating accounts periodically and intends to do so on the day prior to the effectiveness of this offering. Subsequent to this offering, we will be solely responsible for the provision of funds to finance our working capital and other cash requirements.

Our primary sources of liquidity are cash flows generated from our operations, available cash and cash equivalents and availability under a revolving credit facility we intend to secure prior to completion of this offering. We intend to use these sources of liquidity to fund our working capital requirements, maintenance capital expenditures, strategic investments and acquisitions. In connection with our business strategy, we regularly evaluate acquisition opportunities, including vessels and marine contracting businesses. We believe that our liquidity, along with other financing alternatives, will provide the necessary capital to fund these transactions and achieve our planned growth. Although Helix intends to sweep out all cash from our operating accounts immediately prior to the effectiveness of this offering and we plan to distribute to Helix all of the net proceeds from this offering, we expect to be able to fund our activities for the next year with cash flows generated from our operations and available borrowings under our revolving credit facility.

Cash Flows

Operating activities.  Cash flow from operating activities in the first six months of 2006 was $58.0 million, an increase of $60.1 million from the $2.1 million used during the first six months of 2005. The primary driver of this increase was net income, which rose to $64.2 million during the first six months of 2006 from $10.0 million during the first six months of 2005. Increases in accounts payable and accrued liabilities, partially offset by an increase in accounts receivable, also positively impacted cash flow from operations. These changes in working capital items were primarily the result of the Torch and Acergy acquisitions as well as higher vessel utilization and higher contract rates for our services.

Cash flow from operating activities was $32.2 million during 2005, an increase of $3.6 million from the $28.6 million generated during 2004. While net income for 2005 increased to $37.7 million from $7.7 million in 2004, this increase in profitability was offset by a $55.3 million increase in accounts receivable. Cash flow from operating activities was positively impacted by an increase in accounts payable and accrued liabilities of $46.4 million. The increases in accounts receivable and accounts payable were primarily due to the Torch and Acergy acquisitions, higher vessel utilization and larger incentive compensation accruals resulting from increased profitability. In addition, cash flow from operating activities was negatively impacted by an increase in non-current assets of approximately $6.4 million primarily due to cash expenditures for regulatory vessel drydocks.

Cash flow from operating activities was $28.6 million during 2004, an increase of $2.2 million from the $26.4 million generated during 2003. This increase was primarily due to an increase in accounts payable and accrued liabilities of $6.3 million, which was associated with the timing of vendor and tax payments and an increase in accrued incentive compensation. This increase in payables and accrued liabilities was partially offset by an increase in non-current assets of $4.1 million primarily due to cash expenditures for regulatory vessel drydocks.

Investing Activities.  Investing activities consist principally of strategic business and asset acquisitions, capital improvements to existing vessels and purchases of operations support facilities and equipment. Net cash used in investing activities was $3.5 million and $79.8 million for the six months ended June 30, 2005 and 2006, respectively, and $2.6 million, $2.9 million and $79.5 million in 2003, 2004 and 2005, respectively.

We incurred $96.6 million for capital expenditures and business acquisitions net of proceeds from property sales of $16.8 million for the six months ended June 30, 2006, compared to capital expenditures of $3.5 million during the first six months of 2005. Acquisitions and capital expenditures in the first six months of 2006 included the purchases of the DLB801 in January 2006 for approximately $38.0 million and the Kestrel in March 2006 for approximately $39.9 million as well as $18.4 million primarily related to vessel upgrades, equipment purchases and leasehold improvements.

We incurred $76.4 million for capital expenditures and business acquisitions during 2005, net of proceeds from sale of property, compared to $2.9 million during 2004. The 2005 capital acquisitions and expenditures included $42.9 million for the Acergy acquisition, $26.4 million for the acquisition of the Torch assets (including assets held for sale), and $10.0 million primarily related to vessel upgrades.

We incurred $2.9 million for capital expenditures during the year ended December 31, 2004, compared to $2.6 million during 2003, net of proceeds from sale of assets. Capital expenditures in 2003 and 2004 included additions and improvements to vessels, equipment and leased facilities.

Financing activities.  We have historically operated within Helix’s corporate cash management program. We have financed seasonal operating requirements through Helix’s internally generated funds and borrowings under credit facilities on a consolidated basis. Net cash flows provided by operating activities are reflected as cash transfers to Helix. Net cash flows used by investing activities are reflected as cash transfers from Helix.

Capital Expenditures

We incur capital expenditures for recertification costs relating to regulatory drydocks as well as costs for major replacements and improvements, which extend the vessel’s economic useful life. Capital expenditures approved for these activities in 2006 include $18.2 million for recertification costs and $10.3 million relating to steel replacement and vessel improvement costs. We also incur capital expenditures for strategic investments and acquisitions. During the six months of 2006, we incurred $39.9 million for the purchase of the Kestrel and $38.0 million for the purchase of the DLB801. In July 2006, we completed the Fraser Diving acquisition for an aggregate purchase price of approximately $26 million, subject to post-closing adjustments. We have also committed $4.0 million to the purchase and construction of a portable saturation diving system during 2006.

Revolving Credit Facility

We have a commitment from Bank of America, N.A. and JPMorgan Chase Bank, N.A. to enter into a five-year $150 million revolving credit facility, which will ultimately be syndicated to a group of financial institutions, prior to the closing of this offering. So long as there is no event of default under the credit facility, we will have the option of increasing the size of the credit facility to $200 million subject to obtaining additional commitments from lenders. The interest rate on outstanding balances under the credit facility is based upon LIBOR plus a margin of 0.625% to 1.75% depending on our consolidated leverage ratio. The credit facility is expected to contain standard affirmative, negative and financial covenants, including a minimum fixed charge coverage ratio and maximum leverage ratio. The closing of the credit facility is subject to certain conditions, including the negotiation, execution and delivery of definitive documentation and the approval of the board of directors of Helix.

Contractual and Other Obligations

In December 2005, we entered into a memorandum of understanding to acquire the business of Singapore-based Fraser Diving, which includes six portable saturation diving systems and 15 surface diving systems operating primarily in Southeast Asia, the Middle East, Australia and the Mediterranean. As a part of the proposed purchase, in December 2005 we paid $2.5 million to Fraser Diving for the purchase of one of the portable saturation diving systems and an additional $2.5 million as a non-refundable deposit. The purchase of Fraser Diving was completed in July 2006 for an aggregate purchase price of approximately $26 million, subject to post-closing adjustments.

We lease several facilities under noncancelable operating leases. Total rental expense under these operating leases was approximately $445,000, $470,000 and $715,000 for the years ended December 31, 2003, 2004 and 2005, respectively, and $425,000 for the first half of 2006. Future minimum rentals under noncancelable lease agreements along with the irrevocable letter of credit obligation to Fraser Diving at December 31, 2005 are as follows:

	Payments Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in thousands)
Fraser Diving acquisition	$21,000	$21,000	$—	$—	$—
Noncancelable operating leases	4,365	599	1,249	913	1,604
Property and equipment	4,000	4,000	—	—	—

Total cash obligations	$29,365	$25,599	$1,249	$913	$1,604

Market Risk Management

We could be exposed to market risk related to interest rates in the future. While we have no outstanding debt as of June 30, 2006, we intend to have a revolving credit facility in place upon completion of this offering. Changes based on the floating interest rates under this facility could result in an increase or decrease in our annual interest expense and related cash outlay.

Off-Balance Sheet Arrangements

As of June 30, 2006, we have no off-balance sheet arrangements. For information regarding our principles of consolidation, see Note 1 to our combined financial statements.

BUSINESS

Our Company

We were organized by Helix in February 2006 as a Delaware corporation to facilitate the transfer of Helix’s shallow water marine contracting business to us. Prior to then, we operated as a division of Helix.

We are a marine contractor providing manned diving, pipelay and pipe burial services to the offshore oil and natural gas industry. Based on the size of our fleet, we believe that we are the market leader in the diving support business, which involves services such as construction, inspection, maintenance, repair and decommissioning of offshore production and pipeline infrastructure, on the Gulf of Mexico OCS. We also provide these services directly or through partnering relationships in select international offshore markets, such as the Middle East (United Arab Emirates, Oman, Egypt and Saudi Arabia) and Trinidad. Based in Houston, Texas, we currently own and operate a diversified fleet of 26 vessels, including 23 surface and saturation diving support vessels as well as three shallow water pipelay vessels. We believe that our fleet of diving support vessels is the largest in the world. Our customers include major and independent oil and natural gas producers, pipeline transmission companies and offshore engineering and construction firms. We are a direct wholly owned subsidiary of Helix, a diversified energy services company. Upon completion of this offering, we will be the successor to all of Helix’s shallow water marine contracting business. See “Arrangements Between Helix and Us.”

Since 1975, we have provided essential marine contracting services in support of oil and natural gas infrastructure throughout the production lifecycle, including production platforms, risers, subsea production systems and pipelines, on the Gulf of Mexico OCS. Our services include saturation, surface and mixed gas diving, enabling us to provide a full complement of marine contracting services in water depths of up to 1,000 feet. We provide our saturation diving services in water depths of 200 to 1,000 feet through our fleet of eight saturation diving vessels and eight portable saturation diving systems, which we believe is the largest saturation diving support fleet in the world. In addition, we believe that our fleet of diving support vessels is among the most technically advanced in the world, because a number of these vessels have features such as DP, hyperbaric rescue chambers, multi-chamber systems for split-level operations and moon pool deployment, which allow us to operate effectively in challenging offshore environments. We provide surface and mixed gas diving services in water depths typically less than 300 feet through our 15 surface diving vessels. We also have three vessels dedicated exclusively to pipelay and pipe burial services in water depths of up to approximately 400 feet. Pipelay and pipe burial operations typically require extensive use of our diving services; therefore, we consider these services to be complementary.

We believe the combination of the scheduling flexibility afforded by our large fleet, the wide range of capabilities of our assets and the advanced technical skills of our personnel distinguishes us from our competitors on the Gulf of Mexico OCS and makes us a leading services provider in this region. Furthermore, we believe that our superior operating capabilities, international experience, existing relationships with globally focused customers and proven acquisition expertise will allow us to achieve similar leadership in other economically attractive offshore markets, such as Southeast Asia, the Middle East and Trinidad.

Recent Acquisitions and Investments

In the past year, we have substantially increased the size of our fleet and expanded our operating capabilities on the Gulf of Mexico OCS through the following strategic acquisitions:

•	In August 2005, we acquired six vessels and a portable saturation diving system from Torch for an aggregate purchase price of $26.4 million (including assets held for sale).

•	In late 2005 and early 2006, we acquired all of the diving and shallow water pipelay business of Acergy operating in the Gulf of Mexico and Trinidad, including nine vessels and one portable saturation diving system, for an aggregate purchase price of $124.3 million.

Pursuant to our growth strategy, we have completed or are currently engaged in the following transactions in international offshore markets:

•	In July 2005, we obtained a 40% interest in OTSL, a diving services provider in the Trinidad market.

•	In December 2005, we entered into a memorandum of understanding to acquire the business of Singapore-based Fraser Diving, which includes six portable saturation diving systems and 15 surface diving systems operating primarily in Southeast Asia, the Middle East, Australia and the Mediterranean. We closed the purchase of one of the portable saturation diving systems and redeployed it to the Gulf of Mexico in December 2005. We completed the purchase of the remaining systems in July 2006.

Upon closing these transactions and completing subsequent divestitures, we will have added a total of 13 vessels, including three saturation diving vessels, seven portable saturation diving systems and significant diving equipment to our fleet.

Industry Trends

Similar to most sectors within the oilfield services industry, marine contracting is cyclical and typically driven by actual or anticipated changes in oil and natural gas prices and capital spending by upstream producers. Sustained high commodity prices historically have led to increases in expenditures for offshore drilling and completion activities and, as a result, greater demand for our services. Therefore, we expect our results of operations will be much stronger in a high commodity price environment compared to those achieved in a low commodity price environment. Current business conditions are extremely strong, and we believe the outlook for our business remains very favorable based on several industry trends:

Increased capital spending by oil and natural gas producers.  Supported by a high commodity price environment, oil and natural gas producers have significantly increased their spending on drilling, completions and acquisitions. According to Spears & Associates, annual offshore drilling and completion spending worldwide has risen from $29.4 billion in 2000 to $42.8 billion in 2005 and is expected to reach $60.4 billion by 2008. In the Gulf of Mexico, the growth in spending has been driven in part by smaller independent producers, which have aggressively acquired offshore properties and invested more heavily than previous operators to improve production. Additionally, several of the larger oil and natural gas companies have renewed their interest in the Gulf of Mexico and are actively pursuing deep-shelf drilling projects (15,000 feet or more below the mudline in water depths up to 1,000 feet) that offer excellent potential for natural gas reserve discoveries. The level of upstream spending in offshore regions has generally served as a leading indicator of demand for marine contracting services.

Rising international offshore activity.  Many oil and natural gas producers have recently expanded their operations in international offshore regions with large untapped reserves, such as Southeast Asia, West Africa and the Middle East. According to Spears & Associates, international offshore drilling and completion spending accounts for 70% of worldwide offshore drilling and completion spending and is expected to continue growing at a high rate. In many international markets, significant production infrastructure work is required over the next several years to develop new oil and natural gas discoveries. We believe that we are well positioned to capture a growing share of this work given our superior operating capabilities relative to the smaller regional providers that presently serve these markets. In addition, the size and complexity of these projects often necessitates the funding capabilities and expertise of the major oil and natural gas companies, large independents or national oil companies, which are less sensitive to changes in commodity prices than many producers in the Gulf of Mexico. Therefore, international demand for our services is typically more stable and predictable than on the Gulf of Mexico OCS.

TOTAL OFFSHORE DRILLING AND COMPLETION SPENDING

Source: Spears & Associates, Drilling and Production Outlook (March 2006). International figures exclude Canada, China and the Commonwealth of Independent States.

Aging production infrastructure in the Gulf of Mexico.  According to the MMS, there are nearly 4,000 oil and natural gas production platforms in the Gulf of Mexico, of which approximately 60% are more than 15 years old. Virtually all of the older platforms and other infrastructure in the Gulf of Mexico lie in water depths of 1,000 feet or less. These structures are generally subject to extensive periodic inspections, require frequent maintenance and will ultimately be decommissioned as mandated by various regulatory agencies. Consequently, we believe demand for our inspection, maintenance, repair and decommissioning services will remain strong. Demand for these services is less discretionary, and therefore more stable, than that derived from exploration, development and production activities.

INSTALLATION DATE OF PRODUCTION PLATFORMS IN THE U.S. GULF OF MEXICO

Source: U.S. Department of the Interior, Minerals Management Service (May 2006).

Significant demand for infrastructure repair projects.  Prior to Hurricanes Katrina and Rita in 2005, demand for our services in the Gulf of Mexico exceeded supply due to higher drilling activity and the repair work generated by Hurricane Ivan in 2004. The severe infrastructure damage caused by the recent hurricanes significantly increased this demand. According to the MMS, approximately 197 platforms and 474 pipelines in the Gulf of Mexico were damaged or destroyed due to Hurricanes Ivan, Katrina and Rita, shutting in a large amount of oil and natural gas production. We believe much additional work is required to repair these structures and fully restore production. Because of this demand pressure and government regulations that impose limits on foreign-domiciled vessels working in U.S. waters, we are currently experiencing record contract rates and utilization for our vessels and portable saturation diving systems. In addition, the NOAA in an August 8, 2006 report projected its Accumulated Cyclone Energy index, which measures the collective intensity and duration of all tropical storms and hurricanes in the Atlantic basin, to be 110% to 170% of its median level for 2006. This range corresponds to a 75% chance of an above-normal hurricane season for 2006.

PATHS OF HURRICANES IVAN, KATRINA AND RITA RELATIVE TO GULF OF MEXICO OCS
CRUDE OIL AND NATURAL GAS PRODUCTION PLATFORMS

Sources:	EIA, The Impact of Tropical Cyclones on Gulf of Mexico Crude Oil and Natural Gas Production (June 2006), and information obtained from the National Oceanic & Atmospheric Administration.

Growing U.S. demand for natural gas.  The majority of our customers on the Gulf of Mexico OCS are drilling for, producing and transporting natural gas. The Gulf of Mexico is a key region for natural gas supply, producing an estimated 21% of total U.S. natural gas production during the five-year period ending in 2005, according to the EIA. The EIA reports that U.S. demand for natural gas has increased 27% since 1985 and is expected to grow an additional 26% through 2030. The EIA projects a need for approximately 18% growth in annual U.S. natural gas production and an increase in liquefied natural gas imports to meet this demand. Due to the declining productivity of many mature U.S. fields, the number of domestic natural gas wells drilled annually has increased significantly in recent years. We would expect the continuation of this trend to result in strong demand for our services on the Gulf of Mexico OCS.

AVERAGE PRODUCTIVITY OF U.S. NATURAL GAS WELLS

Source: EIA, Annual Energy Review 2004 (August 2005).

U.S. NATURAL GAS PRODUCTION AND NATURAL GAS WELLS DRILLED

Source: EIA, Monthly Energy Review (April 2006).

Competitive Strengths

Our competitive strengths include:

•	Leader in the Gulf of Mexico OCS diving services market. We believe the size of our fleet and workforce makes us the market leader for diving services on the Gulf of Mexico OCS. We currently own and operate a diversified fleet of 26 vessels and employ approximately 1,200 diving and marine personnel. We believe our size advantages allow us to provide the highest-quality diving services on the Gulf of Mexico OCS and result in our leading share of diving services contracts in this market. Furthermore, we expect to achieve similar leadership in new offshore markets due to our superior operating capabilities, international experience, existing relationships with globally focused customers and proven acquisition expertise.

•	High-quality asset base. Our diverse fleet of vessels and diving systems, particularly our saturation diving fleet, is among the most technically advanced in the industry. Our saturation diving fleet has a combination of modern features, including DP, multi-chamber systems for split-level operations and moon pool deployment, that allow us to operate effectively in challenging offshore environments. The diversity of our fleet also enables us to provide a wide range of marine contracting services. We possess complementary diving, pipelay and pipe burial capabilities that are often required for more complex subsea projects. As a result, we can effectively execute this higher-margin business while enhancing the utilization of our diving support vessels.

•	Highly skilled workforce. The quality of our workforce has been, and will continue to be, a vital contributor to our success. We invest significant resources in training programs to ensure that our divers, supervisors and support staff have the best technical, operational and safety skills in the industry, which allows us to deliver innovative solutions to our customers. In addition, our market leadership provides an advantage with regards to employee retention, which is a major issue in our sector in the current tight labor environment. Compensation is typically determined by logged diving time, so divers and others are strongly incentivized to work for us due to our high vessel utilization, which is driven by our relationships with the most active Gulf of Mexico producers and proven operating history. We believe these qualities, along with our commitment to effective training and safety, help us to attract and retain skilled employees.

•	Excellent, long-standing customer relationships. We have built a reputation as a premier diving services contractor during our more than 30 years operating in the Gulf of Mexico. We have developed a large and stable customer base, which includes virtually all of the top 20 energy producers in the Gulf of Mexico, by consistently providing superior and comprehensive services on schedule while maintaining a strong safety track record.

•	Successful acquisition track record. We have a proven track record of identifying and executing acquisitions that complement our fleet and workforce and enhance our service capabilities. In 2005, we added 13 vessels, including three premium saturation diving vessels, and two portable saturation diving systems to our fleet. More recently, in July 2006, we completed the acquisition of six portable saturation diving systems and 15 surface diving systems operating primarily in Southeast Asia, the Middle East, Australia and the Mediterranean from Singapore-based Fraser Diving. We attribute much of the growth of our business to our success making acquisitions, and we believe that acquisitions will remain a key element of our growth strategy. Furthermore, we believe that our ability to integrate acquisitions efficiently is one of our core organizational competencies. We have consistently demonstrated the ability to add to our revenue base and retain key personnel from acquired businesses, while improving margins by leveraging our existing cost structure.

•	Proven management team with extensive experience in the marine contracting business. Most of our executive officers and senior managers have spent the majority of their respective careers in the marine contracting business, working at various levels of the industry in the Gulf of Mexico and internationally. This senior management team, which has an average of 22 years of industry experience, includes recognized leaders in diving services and offshore construction. Several of these individuals serve in high-ranking positions in industry organizations for standards and safety. We believe the knowledge and experience of our management team provides us a valuable competitive advantage.

Business Strategy

The principal elements of our strategy to grow and maximize shareholder value include:

•	Strengthen leadership position on the Gulf of Mexico OCS. We will seek to expand our leadership position in the Gulf of Mexico OCS diving services market by enhancing the capabilities of our existing assets, making acquisitions of complementary assets or businesses and continuing to provide a high level of customer service. Pursuant to this strategy, our 2006 budget includes plans to convert the DSV Midnight Star surface diving vessel to a saturation diving vessel and increase the crane capacity of the DP DSV Kestrel. We believe these upgrades will increase the demand for those assets, and we intend to invest future available capital in similar fleet enhancements. As evidence of our continued success in this market, we recently entered into a new diving services contract with a major oil company, the largest such contract in our history based on potential revenues.

•	Expand into high-growth international markets through acquisitions. Several international regions, such as Southeast Asia, the Middle East and Trinidad, offer excellent growth potential attributable to the recent and planned increases in upstream capital spending and the highly fragmented nature of the existing marine contracting markets. We are continually evaluating potential acquisition targets that can provide us with a meaningful presence in these markets. Our goal is to replicate our Gulf of Mexico OCS leadership in the most attractive international offshore regions by leveraging our operating capabilities, international experience, customer relationships and acquisition expertise. Pursuant to this strategy, in July 2006, we completed an acquisition of the business of Singapore-based Fraser Diving, and in July 2005 we obtained a 40% interest in OTSL, a diving services provider in the Trinidad market.

•	Continue to attract, develop and retain highly skilled personnel. Our market leadership and future growth plans are predicated on our ability to employ the most highly skilled divers, supervisors and support staff in the industry. We invest significant resources in developing the technical, operational and safety skills of our workforce. We will continue to invest significant resources in training and development courses that will provide our workforce with superior knowledge and skills relevant to diving operations and safety, as well as facilitate their long-term career development. We will also continue our practice of structuring compensation and benefit plans that are competitive with our peers and properly incentivize our workforce.

•	Maintain a disciplined cost structure. We seek to contain the costs of our operations and identify new opportunities to reduce costs. We believe that our cost discipline will enhance our profitability in strong market environments and better position us to withstand market downturns. Furthermore, the size and diversity of our fleet provide meaningful economies of scale and scope advantages, which we have realized through the efficient integration of recent acquisitions and ongoing cost initiatives.

•	Optimize our mix of dayrate and qualified turnkey work. We seek to optimize the allocation of our resources between dayrate and qualified turnkey work in order to diversify our sources of revenue and enhance overall profitability. We believe that this strategy allows us to respond effectively to the increasing demand from larger customers for integrated solutions while ensuring that a segment of our fleet is positioned to capitalize on attractive opportunities in the spot market. As business conditions change, we will adjust our resource allocation. For instance, due to the heavy demand for Gulf of Mexico infrastructure repair work, many of our customers have recently expressed a willingness to enter longer-term, higher-dayrate contracts to secure access to our vessels and divers. Therefore, we have reduced our current proportion of short-term dayrate and qualified turnkey work in an attempt to maximize profitability, satisfy customer demand and reduce spot market volatility.

•	Maintain financial flexibility. We intend to maintain financial flexibility by limiting our financial leverage and maintaining a strong working capital position. We may in the future incur incremental leverage to pursue opportunistic acquisitions or investments, but we will seek to preserve our conservative capital structure over the long term. This strategy will allow us to pursue value-enhancing growth projects and to mitigate some of the financial risk associated with a market downturn. At the closing of this offering, we expect to have $ of outstanding debt and $ million of borrowing capacity under our revolving credit agreement.

Our History

We trace our origins to California Divers Inc., which pioneered the use of mixed gas diving in the early 1960s when oilfield exploration off the Santa Barbara coast moved to water depths beyond 250 feet. We commenced operations in the Gulf of Mexico in 1975. Since that time our growth strategy has included acquisitions and investments that enhanced our services and increased our technological capabilities as evidenced by these representative milestones in our history:

1980	Acquired International Oilfield Divers, our first acquisition in the Gulf of Mexico market

1984	Completed a major conversion of the Cal Diver I, introducing the first DSV dedicated for use in the Gulf of Mexico

1986	Began providing subsea construction, maintenance and inspection work on a qualified turnkey basis, enabling clients to better control project costs

1989	Launched shallow water salvage business

1994	Acquired our first DP DSV, the Witch Queen, improving our abilities to operate in winter months and work in deeper waters

1996	Acquired and enhanced the Uncle John, the first semi-submersible MSV dedicated for use in the Gulf of Mexico in heavy construction and saturation mode

1997	Acquired Acadiana Divers and established Aquatica, Inc. in Lafayette, Louisiana to expand our call out diving support capabilities

2001	Acquired Professional Divers of New Orleans, adding an additional 4 point surface DSV and three utility boats

2005	Acquired six DSVs and a portable saturation diving system from Torch

Acquired all of the diving and shallow water pipelay business of Acergy operating in the Gulf of Mexico and Trinidad, including nine vessels and one portable saturation diving system

2006	Acquired the business of Singapore-based Fraser Diving and its six portable saturation diving systems and 15 surface diving systems operating primarily in Southeast Asia and the Middle East

Entered into a new diving services contract with a major oil company, the largest such contract in our history based on potential revenues of approximately $80 million.

With the recent Torch, Acergy and Fraser Diving acquisitions, we have substantially increased the size of our fleet and expanded our operating capabilities. Upon closing these transactions and completing subsequent divestitures, we will have added a total of 13 vessels, including three premium saturation diving vessels, seven portable saturation diving systems and significant other diving equipment to our fleet.

Our Vessels

We currently own and operate a diversified fleet of 26 vessels, including 23 surface and saturation diving support vessels capable of operating in water depths of up to 1,000 feet as well as three shallow water pipelay vessels. Our fleet of diving support vessels comprises 15 surface diving support vessels capable of working in water depths up to 300 feet and eight saturation diving support vessels that typically work in water depths of 200 to 1,000 feet. Four of our saturation diving support vessels have DP capabilities.

The following table provides select information about each of the vessels we own:

		Placed in
		Service by Cal			DP or Anchor
	Flag State	Dive(1)	Length (Feet)	Berths	Moored

Saturation Diving
DP DSV Eclipse	Bahamas	3/2002	367	109	DP
DP DSV Mystic Viking	Bahamas	6/2001	253	60	DP
DP DSV Kestrel(2)	Vanuatu		323	80	DP
DP MSV Uncle John	Bahamas	11/1996	254	102	DP
DSV American Constitution	Panama	11/2005	200	46	4 point
DSV Cal Diver I	U.S.	7/1984	196	40	4 point
DSV Cal Diver II	U.S.	6/1985	166	32	4 point
DSV Midnight Star(3)	Vanuatu	6/2006	197	42	4 point

Surface Diving
American Diver	U.S.	11/2005	105	22	—
American Liberty	U.S.	11/2005	110	22	—
Cal Diver IV	U.S.	3/2001	120	24	—
DSV American Star	U.S.	11/2005	165	30	4 point
DSV American Triumph	U.S.	11/2005	164	32	4 point
DSV American Victory	U.S.	11/2005	165	34	4 point
DSV Cal Diver V	U.S.	9/1991	166	34	4 point
DSV Dancer	U.S.	3/2006	173	34	4 point
DSV Mr. Fred	U.S.	3/2000	166	36	4 point
Fox	U.S.	10/2005	130	42	—
Mr. Jack	U.S.	1/1998	120	22	—
Mr. Jim	U.S.	2/1998	110	19	—
Polo Pony	U.S.	3/2001	110	25	—
Sterling Pony	U.S.	3/2001	110	25	—
White Pony	U.S.	3/2001	116	25	—

Pipelay
Brave	U.S.	11/2005	275	80	Anchor
Rider	U.S.	11/2005	275	80	Anchor
DLB801(4)	Panama	1/2006	351	230	Anchor

(1)	Represents the date Cal Dive placed the vessel in service and not its date of commissioning.

(2)	Acquired the DP DSV Kestrel, formerly known as the DP DSV Seaway Kestrel, in March 2006 from Acergy; expected to be placed in service during September 2006.

(3)	To be converted in 2006 or 2007 to full saturation diving capabilities.

(4)	The DLB801 was purchased in January 2006 and a 50% interest in the vessel was subsequently sold that same month. The vessel is now under a 10-year charter lease agreement with the purchaser of the 50% interest. The charter lease agreement includes an option by the other holder to purchase our 50% interest in the vessel beginning in January 2009.

We currently own eight portable saturation diving systems, including six acquired from Fraser Diving. We are also scheduled to take ownership later in 2006 of one additional portable saturation diving system that is currently under construction. By the end of 2006, based on our existing plans, we will own nine portable saturation diving systems.

Pursuant to an agreed final judgment with the DOJ permitting us to complete the Acergy acquisition in November 2005, we agreed to divest ourselves of the Midnight Carrier, the Seaway Defender and a portable saturation diving system. As a result, these vessels are held for sale at December 31, 2005. We have since completed the sale of the portable saturation diving system and the Seaway Defender.

We incur routine drydock, inspection, maintenance and repair costs pursuant to U.S. Coast Guard regulations and in order to maintain our vessels in class under the rules of the applicable class society. For 2006, we estimate that these costs will be approximately $18 million. These costs can fluctuate widely from year to year based on the number of vessels, the scope of the related work plan, availability of drydock capacity and general prevailing market conditions. In addition to complying with these requirements, we have our own vessel maintenance program that we believe permits us to continue to provide our customers with well maintained, reliable vessels. In the normal course of business, we charter other vessels on a short-term basis, such as tugboats, cargo barges, utility boats and dive support vessels.

The following table shows the historical size of our fleet and utilization of our vessels:

	2003		2004		2005			First Six Months of 2006
	Number		Number		Number			Number
	of Vessels	Utilization	of Vessels	Utilization	of Vessels	Utilization		of Vessels	Utilization
	(1)	(2)	(1)	(2)	(1)	(2)		(1)	(2)

Saturation Diving	5	91%	5	86%	6	91%		7	95%
Surface and Mixed Gas Diving	8	54%	8	49%	14	72%		15	98%
Shallow Water Pipelay	—	—	—	—	2	92	%(3)	2	100%

Entire Fleet	13	68%	13	63%	22	79%		24	97%

(1)	As of the end of the period and excluding acquired vessels prior to their in-service dates, vessels taken out of service prior to their disposition and vessels jointly owned by a third party.

(2)	Average vessel utilization is calculated by dividing the total number of days the vessels generated revenues by the total number of days the vessels were available for operation in each quarter and does not reflect acquired vessels prior to their in-service dates, vessels in drydocking, vessels taken out of service prior to their disposition and vessels jointly owned by a third party.

(3)	Includes activity for only November and December 2005.

Seasonality

Historically, we have experienced our lowest vessel utilization rates during the first quarter, and to a lesser extent during the fourth quarter, when weather conditions are least favorable for offshore exploration, development and construction activities. As is common in the industry, we typically bear the risk of delays caused by some, but not all, adverse weather conditions. We believe that the technical capabilities of our fleet and ability to operate effectively in challenging offshore environments will provide an advantage during winter months and reduce the impact of weather-related delays. However, due to high utilization rates caused by hurricane repair work, we are not experiencing typical seasonal trends in the current market environment.

Customers

Our customers include major and independent oil and natural gas producers, pipeline transmission companies and offshore engineering and construction firms. The level of marine contracting capital spending by customer varies from year to year due to the concentrated nature of construction and installation expenditures and the unpredictability of repair work. Consequently, customers that account for a significant portion of contract revenues in one fiscal year may represent an immaterial portion of contract revenues in subsequent fiscal years. The percent of consolidated revenue of major customers was as follows: 2003 — Emigar International 15% and Horizon Offshore 10%; 2004 — Lighthouse R&D Enterprises 12% and Shell 11%; 2005 — BP 13% and Lighthouse R&D Enterprises 11%. We estimate we provided marine contracting services to over 100 customers in 2005.

Contracting and Tendering

Our services are performed under contracts that are typically awarded through a competitive bid process. Contract terms vary depending on the services required and are often determined through negotiation. Most of our contracts can be categorized as either dayrate or qualified turnkey. Under dayrate contracts, we are paid a daily rate, which consists of a base rate for our vessel and crews as well as cost reimbursements for materials and ancillary activities, for as long as we provide our services. Qualified turnkey contracts, on the other hand, define the services that we will provide for an agreed upon fixed price and certain cost protections. This type of contract is most commonly used for complex subsea projects on which customers desire greater control over costs.

We seek to optimize our mix of dayrate and qualified turnkey contracts based on prevailing market conditions. As part of that effort, we also attempt to strike the appropriate balance between short-term and long-term dayrate contracts. Our goal is to diversify our sources of revenue while maximizing profitability in a given business environment. For instance, our volume of dayrate contracts has increased dramatically following the hurricanes in the Gulf of Mexico during 2004 and 2005. This increase has occurred as a result of our preference to perform hurricane-related inspections and subsequent repairs on a dayrate basis given the difficulty of accurately defining the scope of required services prior to commencing such a project. Furthermore, in response to the limited supply of available vessels and divers on the Gulf of Mexico OCS, many customers have expressed a willingness to enter longer-term, higher-dayrate contracts. Therefore, in addition to a general increase in the number of dayrate contracts related to hurricane repairs we have also elected to increase our proportion of long-term dayrate contracts to capitalize on favorable market conditions.

Our recent acquisitions expanded our operating capabilities. We now offer a comprehensive range of manned diving, pipelay and pipe burial services. These businesses are complementary since pipeline installation and completion work often requires significant diving support. As a result, we frequently enter into contracts to provide each of these services for a particular project. This type of arrangement allows customers to negotiate contract terms and share project information with us as a single contractor, rather than multiple contractors, and enhances the utilization of our fleet.

Competitors

The marine contracting business is highly competitive. Competition for marine contracting work in the Gulf of Mexico has historically been based on price, the location and type of equipment available, the ability to deploy such equipment and the safety and quality of such services. In recent years, price has been the primary factor in obtaining contracts, but the ability to acquire specialized vessels, to attract and retain skilled personnel, and to demonstrate a good safety record have also been important competitive factors. Our principal competitors include Global Industries, Ltd., Tetra Technologies Inc. (through its wholly owned subsidiary, Epic Divers & Marine, L.L.C.), Oceaneering International, Inc. and Horizon Offshore, as well as a number of smaller companies that often compete solely on price. Based on the size of our fleet, we are the largest saturation and surface diving service provider on the Gulf of Mexico OCS and the third-largest shallow water pipelay service provider on the Gulf of Mexico OCS after Global Industries and Horizon Offshore. Other foreign-based marine contractors have either positioned, or announced their intention to deploy, certain vessels, equipment and personnel to perform services on the Gulf of Mexico OCS in response to demand for hurricane-related repair projects. However, we believe that our reputation, asset capabilities, highly experienced personnel and low-cost structure are key advantages for us in this market.

Employees

As of August 31, 2006, we had approximately 1,200 employees, 200 of which were salaried personnel. As of that date, we also contracted with third parties to utilize approximately 200 non-U.S. citizens to crew our foreign-flagged vessels. None of our employees belong to a union or are employed pursuant to any collective bargaining agreement or any similar arrangement. We believe our relationship with our employees and foreign crew members is good.

Training and Safety

We have established a corporate culture in which safety is one of our core values. Our goal, based upon the belief that all incidents are preventable, is to provide an injury-free workplace by emphasizing the importance of safe behavior by our employees. Our behavioral safety procedures and training programs were developed by management personnel who have worked at entry level positions within the industry and know firsthand the mental and physical challenges of the ocean worksite. As a result, we believe that our overall safety management system is among the best in the industry. Nevertheless, we are constantly engaged in a company-wide effort to enhance our behavioral safety procedures and training programs with a constant focus on awareness and open communication between management and all offshore and onshore employees. We currently document all daily observations and analyze data both at the immediate worksite and at the corporate level. Worksite conditions inspections, known as “Hazard Hunts,” are conducted bi-weekly with required “actions by” and close out dates. Annual progressive audits are carried out at the site by our environmental, health and safety department to provide an avenue of understanding and mechanism to identify training requirements throughout our diverse fleet. Management site visits are conducted monthly to assist in face to face communication across the fleet.

Our Facilities

Our corporate headquarters are located at 400 N. Sam Houston Parkway E., Suite 1000, Houston, Texas. Our primary subsea and marine services operations are based in Port of Iberia, Louisiana. All of our facilities are leased except for approximately 6 1/2 acres that are owned by us at our Port of Iberia, Louisiana facility. The remaining terms of these leases range from two to 14 years. Future minimum rentals under these non-cancelable leases are approximately $4.3 million at December 31, 2005, with $0.6 million due in 2006, $0.6 million in 2007, $0.6 million in 2008, $0.6 million in 2009, $0.3 million in 2010 and $1.6 million thereafter. Total rental expense under these operating leases was approximately $0.4 million, $0.5 million and $0.7 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Location	Function	Size

Houston, Texas	Corporate Headquarters, Project	20,000 square feet
Management and Sales Office
Port of Iberia, Louisiana	Operations, Offices and Warehouse	23 acres (Buildings: 68,602 sq. feet)
Fourchon, Louisiana	Marine, Operations, Living Quarters	10 acres (Buildings: 2,300 sq. feet)
New Orleans, Louisiana	Sales Office	2,724 square feet

Government Regulation

The marine contracting industry is subject to extensive governmental and industry rules and regulations, including those of the U.S. Coast Guard, the U.S. Environmental Protection Agency, the MMS and the U.S. Customs Service, as well as private industry organizations such as the American Bureau of Shipping. We also support and voluntarily comply with standards of the Association of Diving Contractors International. Among the more significant standards we follow are those established by the Coast Guard, which sets safety standards, authorizes investigations into vessel and diving accidents and recommends improved safety standards. We are required by various other governmental and quasi-governmental agencies to obtain various permits, licenses and certificates with respect to our operations.

In addition, we depend on the demand for our services from the oil and natural gas industry and, therefore, our business is affected by laws and regulations, as well as changing taxes and policies relating to the oil and natural gas industry generally. In particular, the development and operation of oil and natural gas properties located on the OCS of the United States is regulated primarily by the MMS. In addition, because our operations rely on offshore oil and natural gas production, if the government were to restrict the availability of offshore oil and natural gas leases, such action could materially adversely affect our business, general condition and results of operations.

Environmental Regulation

Our operations are subject to a variety of federal, state and local as well as international laws and regulations governing environmental protection, health and safety, including those relating to the discharge of materials into the environment. Numerous governmental departments issue rules and regulations to implement and enforce laws that are often complex and costly to comply with and that carry substantial administrative, civil and possibly criminal penalties for failure to comply. Under these laws and regulations, we may be liable for remediation or removal costs, damages, including damages to natural resources, and other costs associated with releases of hazardous materials, including oil, into the environment, and such liability may be imposed on us even if the acts that resulted in the releases were in compliance with all applicable laws at the time such acts were performed. Some of the environmental laws and regulations that are applicable to our business operations are discussed in the following paragraphs.

The Oil Pollution Act of 1990, as amended, or OPA, imposes a variety of requirements on “Responsible Parties” related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. A “Responsible Party” includes the owner or operator of an onshore facility, a vessel or a pipeline, and the lessee or permittee of the area in which an offshore facility is located. OPA imposes liability on each Responsible Party for oil spill removal costs and for other public and private damages from oil spills. Failure to comply with OPA may result in the assessment of civil and criminal penalties. OPA establishes liability limits of $350 million for onshore facilities, all removal costs plus $75 million for offshore facilities and the greater of $600 per gross ton or $500,000 for vessels other than tank vessels. The liability limits are not applicable, however, if the spill is caused by gross negligence or willful misconduct or results from violation of a federal safety, construction, or operating regulation; or if a party fails to report a spill or fails to cooperate fully in the cleanup. Few defenses exist to the liability imposed under OPA.

OPA also imposes ongoing requirements on a Responsible Party, including preparation of an oil spill contingency plan and maintenance of proof of financial responsibility to cover a majority of the costs in a potential spill. With respect to financial responsibility, OPA requires the Responsible Party for certain offshore facilities to demonstrate financial responsibility of not less than $35 million, with the financial responsibility requirement potentially increasing up to $150 million if the risk posed by the quantity or quality of oil that is explored for or produced indicates that a greater amount is required. The MMS has promulgated regulations implementing these financial responsibility requirements for covered offshore facilities. Under the MMS regulations, the amount of financial responsibility required for an offshore facility is increased above the minimum amounts if the “worst case” oil spill volume calculated for the facility exceeds certain limits established in the regulations.

OPA also requires owners and operators of vessels over 300 gross tons to provide the Coast Guard with evidence of financial responsibility to cover the cost of cleaning up oil spills from such vessels. We currently own and operate six vessels over 300 gross tons. Satisfactory evidence of financial responsibility has been provided to the Coast Guard for all of our vessels.

The Federal Water Pollution Control Act, or the Clean Water Act, and analogous state laws impose strict controls on the discharge of pollutants, including oil and other substances, into the navigable waters of the United States and state waters and impose potential liability for the costs of remediating releases of such pollutants. The controls and restrictions imposed under the Clean Water Act and analogous state laws have become more stringent over time, and it is possible that additional restrictions will be imposed in the future. Permits must be obtained to discharge pollutants into state and federal waters. Certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of produced waters and sand, drilling fluids, drill cuttings and certain other substances related to the exploration for and production of oil and natural gas into certain coastal and offshore waters. The Clean Water Act and analogous state laws provide for civil, criminal and administrative penalties for any unauthorized discharge of oil and other hazardous substances and impose liability on responsible parties for the costs of cleaning up any environmental contamination caused by the release of a hazardous substance and for natural resource damages resulting from the release. Our vessels routinely transport diesel fuel to offshore rigs and platforms and also carry diesel fuel for their own use. Offshore vessels operated by us have facility and vessel response plans to deal with potential spills of oil or its derivatives.

The Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, contains provisions requiring the remediation of releases of hazardous substances into the environment and imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons including current and former owners and operators of contaminated sites where the release occurred and those companies that transport, dispose of or arrange for disposal of hazardous substances released at the site. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. Neighboring parties and third parties may also file claims for personal injury and property damage allegedly caused by the release of hazardous substances into the environment. In the ordinary course of business, we handle hazardous substances. Governmental agencies or third parties could seek to hold us responsible under CERCLA for all or part of the costs to clean up a site at which such hazardous substances may have been released or deposited.

We have incurred in the past, and expect to incur in the future, capital and other expenditures related to environmental compliance. Such expenditures, however, are included within our overall capital and operating budgets and are not separately accounted for. We do not anticipate that compliance with existing environmental laws and regulations will have a material effect upon our capital expenditures, earnings or competitive position. However, changes in the environmental laws and regulations, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities, and thus there can be no assurance that we will not incur material environmental costs or liabilities in the future. Pursuant to the Master Agreement, we will retain, and indemnify, hold harmless and defend Helix from and against, all liabilities, including environmental liabilities, relating to our business. See “Arrangements Between Helix and Us — Master Agreement.”

Insurance and Legal Proceedings

Our operations are subject to the inherent risks of offshore marine activity, including accidents resulting in personal injury and the loss of life or property, environmental mishaps, mechanical failures, fires and collisions. We insure against these risks at levels consistent with industry standards. We also carry workers’ compensation, maritime employer’s liability, general liability and other insurance customary in our business. All insurance is carried at levels of coverage and deductibles we consider financially prudent. Our services are provided in hazardous environments where accidents involving catastrophic damage or loss of life could occur, and litigation arising from such an event may result in our being named a defendant in lawsuits asserting large claims. Although there can be no assurance the amount of insurance we carry is sufficient to protect us fully in all events, or that such insurance will continue to be available at current levels of cost or coverage, we believe that our insurance protection is adequate for our business operations. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on our business, financial condition or results of operations.

We are involved in various legal proceedings, primarily involving claims for personal injury under the General Maritime Laws of the United States and the Jones Act as a result of alleged negligence. In addition, we from time to time incur other claims, such as contract disputes, in the normal course of business. Under our agreements with Helix, we have assumed and will indemnify Helix for liabilities related to our business. See “Arrangements Between Helix and Us — Master Agreement.”

MANAGEMENT

Executive Officers and Directors

Set forth below are the names and ages and current positions of our executive officers and current and proposed directors. After this offering, we expect to appoint William L. Transier, Todd A. Dittmann and David E. Preng as additional directors to our board of directors. See “Composition of the Board of Directors After This Offering” below.

Name	Age	Position	Term as Director

Owen Kratz	52	Director	Expires
Martin R. Ferron	49	Director	Expires
William L. Transier	52	Director	Expires
Todd A. Dittmann	39	Director	Expires
David E. Preng	59	Director	Expires
Quinn J. Hébert	42	President, Chief Executive Officer and Director	Expires
Scott T. Naughton	51	Executive Vice President and Chief Operating Officer
G. Kregg Lunsford	37	Executive Vice President, Chief Financial Officer and Treasurer
Lisa Manget Buchanan	46	Vice President, General Counsel and Secretary

Owen Kratz.  Mr. Kratz has served on our board of directors since February 2006 and is currently Chairman and Chief Executive Officer of Helix. He was appointed Chairman of Helix in May 1998 and has served as Chief Executive Officer of Helix since April 1997. Mr. Kratz served as President of Helix from 1993 until February 1999, and as a Director of Helix since 1990. He served as Chief Operating Officer of Helix from 1990 through 1997. Mr. Kratz joined Helix in 1984 and has held various offshore positions, including saturation diving supervisor, and has had management responsibility for client relations, marketing and estimating. Mr. Kratz has a Bachelor of Science degree in Biology and Chemistry from the State University of New York at Stony Brook.

Martin R. Ferron.  Mr. Ferron has served on our board of directors since February 2006 and is currently the President and a member of the board of directors of Helix. He was elected to the board of directors of Helix in September 1998 and has served as President of Helix since February 1999. He also served as Chief Operating Officer of Helix from January 1998 until August 2005. Mr. Ferron has 25 years of worldwide experience in the oilfield industry, seven of which were in senior management positions with McDermott Marine Construction and Oceaneering International Services Limited immediately prior to his joining Helix. Mr. Ferron has a Civil Engineering degree from City University, London; a Masters Degree in Marine Technology from the University of Strathclyde, Glasgow; and an M.B.A. from the University of Aberdeen. Mr. Ferron is also a Chartered Civil Engineer.

William L. Transier.  Mr. Transier has served as a Director of Helix Energy Solutions Group, Inc. since October 2000. He is Co-Chief Executive Officer of Endeavour International Corporation, an international oil and gas exploration and production company focused on the North Sea. He served as Executive Vice President and Chief Financial Officer of Ocean Energy, Inc. from March 1999 to June 2003, when Ocean Energy merged with Devon Energy Corporation. From September 1998 to March 1999, Mr. Transier served as Executive Vice President and Chief Financial Officer of Seagull Energy Corporation when Seagull Energy merged with Ocean Energy. From May 1996 to September 1998, he served as Senior Vice President and Chief Financial Officer of Seagull Energy Corporation. Prior thereto, Mr. Transier served in various roles including partner from June 1986 to April 1996 in the audit department of KPMG LLP. He graduated from the University of Texas with a B.B.A. in Accounting and has an M.B.A. from Regis University. He is also a director of Reliant Energy, Inc., a provider of electricity and energy services to retail and wholesale customers in the United States.

Todd A. Dittmann.  Mr. Dittmann has served as Managing Director of D.B. Zwirn & Co., L.P., a private investment firm, since April 2004. From April 1997 to April 2004, he worked for Jefferies & Co., where he most recently served as Managing Director in the Energy Investment Banking Group. From 1996 to April 1997, he served as Vice President in the Energy Investment Banking Group of Paine Webber. From 1990 until 1996, he held various positions in commercial and investment banking at Chase Manhattan Bank and its predecessors. Mr. Dittmann received an M.B.A. and a B.B.A. in Finance from the University of Texas at Austin. He is a Chartered Financial Analyst.

David E. Preng.  Mr. Preng has served as President and CEO of Preng & Associates, an executive search firm, since 1980. Previously, he spent six years in the executive search industry with two international and one national search firm. Mr. Preng was a director of Remington Oil and Gas Corp. prior to its acquisition by Helix in July 2006. Mr. Preng is also a director of Maverick Oil and Gas Inc., an oil and gas exploration, development and production company. Mr. Preng holds a Bachelor of Science degree in Finance from Marquette University and an M.B.A. from DePaul University.

Quinn J. Hébert.  Mr. Hébert has served as our President and Chief Executive Officer since November 2005 and has been a member of our board of directors since May 2006. He served as the President, Vice President Commercial, and General Counsel of Acergy US Inc. (formerly Stolt Offshore) for the North Americas Region from 1998 to 2005. Mr. Hébert terminated his working relationship with Acergy on October 31, 2005. Prior to his employment with Acergy, Mr. Hébert served as Vice President, General Counsel and Secretary of American Oilfield Divers, Inc. (also known as Ceanic Corporation). Mr. Hébert’s professional career began as an associate at Jones, Walker, Waechter, Poitevent, Carrere & Denegre, LLP in New Orleans, Louisiana. Mr. Hébert holds a Bachelor of Arts in History from Louisiana State University and a Juris Doctor from Boston College Law School.

Scott T. Naughton.  Mr. Naughton has served as our Executive Vice President and Chief Operating Officer since November 2005. He became Vice President of Helix’s Shelf Contracting Services segment in May 1998. Mr. Naughton terminated his working relationship with Helix on March 6, 2006. Mr. Naughton has been in the commercial diving industry since 1972, working offshore for 14 years as both a diver and a supervisor. He joined Helix in 1981 following the acquisition of J & J Marine Diving, and worked as an Operations Manager and a Project Manager.

G. Kregg Lunsford.  Mr. Lunsford has served as our Executive Vice President, Chief Financial Officer and Treasurer since January 2006. He became the Vice President of Finance and Audit for Helix in February 2003. Mr. Lunsford terminated his working relationship with Helix on March 6, 2006. Mr. Lunsford was a senior manager in the Transaction Advisory Services practice of Ernst & Young LLP and Arthur Andersen LLP from March 2001 until February 2003. Prior to this he served as Director of Corporate Development with PSINet Consulting Solutions and as Manager of Corporate Development with Consolidated Graphics, Inc. from April 1998 until March 2001. Mr. Lunsford began his career in the audit practice of Arthur Andersen LLP in September 1992 and was promoted to manager in 1996. He held this position until April 1998. Mr. Lunsford graduated magna cum laude from Sam Houston State University with a B.B.A. in Accounting in 1992 and is a certified public accountant.

Lisa Manget Buchanan.  Ms. Buchanan has served as our Vice President, General Counsel and Secretary since June 2006. Ms. Buchanan joined Jones, Walker, Waechter, Poitevent, Carrere & Denegre, LLP as an associate in September 1987 and became a partner of the firm in January 1994. Ms. Buchanan holds a Bachelor of Science in Commerce from the University of Virginia and a Juris Doctor from Louisiana State University Law Center.

Composition of the Board of Directors After This Offering

Prior to the completion of this offering, we intend to restructure our board of directors. Our board of directors consists of three directors. We intend to appoint three additional directors, subject to the completion of this offering, each of whom has consented to so serve. We anticipate that William L. Transier, Todd A. Dittmann and David E. Preng will be independent as determined by our board of directors under the applicable securities law requirements and listing standards. For so long as Helix is the direct owner of such number of shares representing more than 50% of the total voting power of our common stock, it will have the ability to direct the election of all the members of our board of directors, the composition of our board committees and the size of the board. See “Description of Capital Stock.”

Concurrent with the completion of the offering, our directors will be divided into three classes serving staggered three-year terms. At each annual meeting of our stockholders, directors will be elected to succeed the class of directors whose terms have expired. Class I directors’ terms will expire at the 2007 annual meeting of our stockholders, Class II directors’ terms will expire at the 2008 annual meeting of our stockholders and Class III directors’ terms will expire at the 2009 annual meeting of our stockholders.           and           will initially be our Class I directors,           and           will initially be our Class II directors and           and           will initially be our Class III directors. Our classified board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of our board. Generally, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Although we would otherwise qualify for the “controlled company” exemptions of the NYSE corporate governance standards, we do not intend to avail ourselves of those exemptions.

Committees of the Board of Directors After This Offering

The standing committees of our board of directors will be an audit committee, nominating and governance committee and compensation committee, each of which is described below.

Audit Committee

The three independent (as defined in the NYSE listing standards) audit committee members will be          , who will serve as the chairman,          and          . We anticipate that           will be designated by our board of directors as the audit committee financial expert (as defined in the applicable regulations of the SEC). The audit committee will operate under a written charter adopted by the board of directors which reflects standards set forth in SEC regulations and NYSE rules. The composition and responsibilities of the audit committee and the attributes of its members, as reflected in the charter, are intended to be in accordance with applicable requirements for corporate audit committees. The charter will be reviewed, and amended if necessary, on an annual basis. The full text of the audit committee’s charter can be found on our website at www.caldive.com or may be obtained upon request from our Secretary.

As set forth in more detail in the charter, the audit committee’s purpose is to assist the board of directors in its general oversight of Cal Dive International’s financial reporting, internal control and audit functions. Helix’s internal audit department will document, test and evaluate our internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act and related regulations. The responsibilities of the audit committee will include:

•	recommending the hiring or termination of independent auditors and approving any non-audit work performed by such auditor;

•	approving the overall scope of the audit;

•	assisting our board of directors in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function, and our compliance with legal and regulatory requirements;

•	annually reviewing our independent auditors’ report describing the auditing firms’ internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with our management and the independent auditor;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting separately, periodically, with management, internal auditors and the independent auditor;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit committee’s written charter;

•	reviewing with management any legal matters that may have a material impact on us; and

•	reporting regularly to our full board of directors.

Nominating and Governance Committee

The nominating and governance committee members will be          , who will serve as chairman,          ,           and          . The nominating and governance committee will operate under a written charter adopted by the board of directors. The committee will be primarily responsible for assembling, reviewing background information for and recommending candidates for our board of directors, including those candidates designated by our stockholders. The committee will also make recommendations to our board of directors regarding the structure and membership of the other board committees, annually review director compensation and benefits, and oversee annual self-evaluations of our board of directors and committees.

Compensation Committee

The compensation committee members will be          , who will serve as chairman,          ,           and          . The compensation committee will operate under a written charter adopted by the board of directors. The committee will be primarily responsible for administering Cal Dive International’s stock option plans, performance-based compensation plans and other incentive compensation plans. Also, the committee will determine compensation arrangements for all of our executive officers and will make recommendations to the board of directors concerning compensation policies for us and our subsidiaries.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

None of our executive officers serve as a member of the compensation committee or as a member of the board of directors of any other company of which any member of our compensation committee or board of directors is an executive officer.

Code of Business Conduct and Ethics

We adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, which is a “code of ethics” as defined by applicable SEC rules. This code is publicly available on our website at www.caldive.com or may be obtained upon request from our Secretary. If we make any amendments to this code, other than technical, administrative or other non-substantive amendments, or grant any waivers, including implicit waivers, from any provisions of this code that apply to our Chief Executive Officer, Chief Financial Officer or Chief Operating Officer and relate to an element of the SEC’s “code of ethics” definition, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website or in a report on Form 8-K filed with the SEC.

Director Compensation

We do not currently pay any compensation to any of our directors. In conjunction with this offering, we will be adding independent directors to our board of directors and plan to pay our independent directors an annual cash retainer of $          . We may also grant stock options and awards to our independent directors. We plan to pay the chairpersons of the audit committee, compensation committee and nominating and governance committee an additional annual cash retainer.

Stock Ownership of Directors and Executive Officers

All of the outstanding shares of our common stock are currently owned by Helix and thus none of our named executive officers (as defined below) or directors owns shares of our common stock.

The following table sets forth the Helix common stock and options to purchase shares of Helix’s common stock exercisable within 60 days held by our directors, the named executive officers and all of our directors and named executive officers as a group, as of August 31, 2006. Except as otherwise noted, the individual director or named executive officer (including his or her family members) had sole voting and investment power with respect to the shares of Helix’s common stock.

Amount and Nature
of Beneficial
Name	Ownership

Owen Kratz	6,020,979 (1)
Martin R. Ferron	247,851 (2)
William L. Transier	15,070
Todd A. Dittmann	—
David E. Preng	110,384
Quinn J. Hébert	58,072
Scott T. Naughton	67,434
G. Kregg Lunsford	16,492
Lisa Manget Buchanan	4,180
All Directors and Executive Officers as a Group (9 persons)	6,540,462

(1)	Mr. Kratz disclaims beneficial ownership of 1,000,000 shares included in the above table, which are held by Joss Investments Limited Partnership, an entity of which he is a General Partner.

(2)	Mr. Ferron disclaims beneficial ownership of 44,340 shares included in the above table, which are held by the Uncle John Limited Partnership, a family limited partnership of which he is a General Partner.

Executive Compensation

The following table sets forth the compensation paid or awarded to that individual who will be our Chief Executive Officer and the four most highly compensated individuals, based on employment with Helix as determined by reference to total annual salary and bonus for the last completed fiscal year, who will become our executive officers. All of the information included in this table reflects compensation earned by the individuals for services with Helix. We refer to these individuals as our “named executive officers.”

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
				Other	Restricted
				Annual	Stock		LTIP	All Other
Name and		Salary	Bonus	Compensation	Award(s)	Options	Payout	Compensation
Principal Position(1)	Year	($)	($)	($) (2)	($)	(#)	($)	($)

Quinn J. Hébert(3)	2005	41,667	36,000	—	1,797,328	—	—	—
President and Chief Executive Officer
Scott T. Naughton	2005	154,350	144,983	—	87,310	—	—	5,250 (4)
Executive Vice President and Chief Operating Officer
G. Kregg Lunsford	2005	144,500	108,537	—	62,827	—	—	5,250 (4)
Executive Vice President, Chief Financial Officer and Treasurer

(1)	This table does not include Lisa Manget Buchanan, our current Vice President, General Counsel and Secretary, who joined Cal Dive International in June 2006.

(2)	Perquisites that are less than $50,000 in the aggregate for any named executive officer are not disclosed in the table in accordance with SEC rules.

(3)	Mr. Hébert joined Helix in November 2005.

(4)	Consists of matching contributions by Helix through its 401(k) Plan. Helix’s Retirement Plan is a 401(k) retirement savings plan under which Helix currently matches 50% of employees’ pre-tax contributions up to 5% of salary (including bonus) subject to contribution limits.

Exercise of Stock Options

The following table discloses information regarding the exercise of stock options to acquire shares of Helix’s common stock by our named executive officers in 2005 and the value of unexercised stock options held by the named executive officers.

Aggregated Option Exercises and Fiscal Year-End Option Value Table

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money
	Shares	Value	Options at		Options at Fiscal
	Acquired on	Realized	Fiscal Year End (#)		Year End ($)
Name(1)	Exercise (#)	($)	Exercisable/Unexercisable		Exercisable/Unexercisable

Quinn J. Hébert(2)	—	—	—	/ —	—	/ —
Scott T. Naughton	—	—	30,000	/ —	749,025	/ —
G. Kregg Lunsford	8,000	131,440	—	/24,000	—	/655,680

(1)	This table does not include Lisa Manget Buchanan, our current Vice President, General Counsel and Secretary, who joined Cal Dive International in June 2006.

(2)	Mr. Hébert joined Helix in November 2005.

Employee Benefit Plans

In general, our employees currently participate in various incentive, retirement savings, group welfare and other employee benefit plans sponsored by Helix. Our employees will cease participating in the Helix plans after this offering is completed; however, our employees will continue to participate in the Helix Energy Solutions Group, Inc. 1998 Employee Stock Purchase Plan through the end of 2006.

Some of our employees hold stock options and/or shares of Helix restricted stock under the Helix Energy Solutions Group, Inc. 2005 Long-Term Incentive Plan and the 1995 Long Term Incentive Plan of Helix Energy Solutions Group, Inc. It is contemplated that options held by our employees prior to this offering will continue under their present terms and shall be exercisable for shares of Helix stock. It is also contemplated that Helix restricted stock awards held by our employees prior to the offering will continue under their present terms. See “Helix Stock Plan Awards.”

We have adopted a new long-term incentive plan, a new annual incentive compensation plan and a new stock purchase plan for our eligible employees, described below under “Our New Long-Term Incentive Plan” and “Our New Stock Purchase Plan.”

We will reimburse Helix for the costs incurred by it in connection with Helix’s services relating to the administration of our own stock incentive and other plans. See “Arrangements Between Helix and Us — Corporate Services Agreement” for information concerning our reimbursement obligations to Helix, and see “Arrangements Between Helix and Us — Employee Matters Agreement” for other details relating to employee plan cost-sharing arrangements.

Our New Long-Term Incentive Plan

On          , our board of directors adopted and our sole stockholder approved the Cal Dive International, Inc. 2006 Long-Term Incentive Plan. The purpose of the plan is to help us attract, motivate and retain qualified executives and other key personnel. In furtherance of this purpose, the plan authorizes us to grant various forms of incentive awards, including stock options, restricted stock, and restricted stock unit awards. See “Forms of Award” below. The plan and certain tax aspects of awards made under the plan are summarized below.

Administration

The plan will be administered by the compensation committee of our board of directors (or a subcommittee composed of at least two members of the compensation committee); however, the full board of directors will have sole responsibility and authority for making and administering awards to any of our non-employee directors. Subject to the terms of the plan, the committee has broad authority to select the persons to whom awards will be made, fix the terms and conditions of each award, and construe, interpret and apply the provisions of the plan and of any award made under the plan. Our Chief Executive Officer has the authority to grant options (for no more than 100,000 shares per fiscal year) as inducements to hire candidates who will not be officers.

Securities Covered by the Plan

We can issue a total of 3,000,000 shares of our common stock under the plan, of which no more than 2,000,000 shares may be issued in the form of restricted stock or pursuant to restricted stock unit awards. Shares covered by awards that expire or are forfeited, canceled or settled in cash are not taken into account in applying these limitations.

Individual Award Limitations

No participant may receive options in any fiscal year covering more than 88,000 shares. No participant may be granted restricted stock awards during any fiscal year covering more than 44,000 shares. The maximum number of shares of stock with respect to which restricted stock units may be granted to a participant during a fiscal year may not exceed in value the fair market value of 50,000 shares determined as of the date of grant.

Eligibility

Awards may be made under the plan to any of our directors, employees, or certain persons who have agreed to become our employees.

Forms of Award

Stock Options.  We may grant stock options that do not qualify as “incentive stock options” under Section 422 of the Internal Revenue Code of 1986, as amended, or the Code. The per share exercise price of a stock option may not be less than the fair market value per share of common stock on the date the option is granted. The maximum term of a stock option is 10 years. The committee may impose such exercise, forfeiture and other conditions and limitations as it deems appropriate with respect to stock options, as well as the shares of common stock acquired upon the exercise of stock options. The exercise price under a stock option may be paid in cash or with previously owned shares of common stock. The exercise price may also be paid through broker-assisted cashless exercise procedures and, in certain cases, through the issuance of “net shares” or by surrender of other outstanding awards having a fair market value equal to the exercise price.

Restricted Stock Awards.  The plan authorizes the committee to make restricted stock awards, pursuant to which shares of common stock are issued to designated participants subject to transfer restrictions and vesting conditions. In general, if the recipient of a restricted stock award terminates employment or service on our board of directors before the end of the specified vesting period or if the recipient fails to meet performance or other specified vesting conditions, the restricted shares will be forfeited by the recipient and will revert to us. Subject to such conditions as the committee may impose, the recipient of a restricted stock award may be given the rights to vote and receive dividends on shares covered by the award pending the vesting or forfeiture of the shares.

Restricted Stock Unit Awards.  A restricted stock unit award gives the recipient the right to receive shares or cash at the end of a specified period. Restricted stock unit awards generally consist of the right to receive shares of our common stock or cash in the future, upon the satisfaction of vesting conditions, such as continuing employment or service for a specified period of time or satisfaction of specified performance criteria. Prior to settlement, deferred stock awards do not carry voting, dividend or other rights associated with stock ownership; however, dividend equivalents may be payable or accrue if the committee so determines.

Adjustments of Awards

Capital Changes.  The committee will also determine the appropriate adjustments to be made to the terms of the plan and outstanding awards upon the occurrence of certain events affecting our capital structure, including, for example, a recapitalization, stock dividend, stock split or spin-off. Appropriate adjustments may be made to the maximum number of shares and the class of shares or other securities which may be issued under the plan, the maximum number and class of shares of restricted stock which may be issued under the plan, the maximum number and class of shares which may be covered by awards made to an individual in any calendar year, the number and class of shares or other securities subject to outstanding awards and, where applicable, the exercise price, base value or purchase price of outstanding awards and the performance objectives upon which outstanding performance awards are based.

Change in Control.  The committee may specify in a recipient’s award agreement the effect of a change in control (as defined in the plan) on an award granted under the plan.

No Repricing of Stock Options.  Subject to the provisions of the plan regarding adjustments due to a change in corporate or capital structure, the committee will have no authority to reprice outstanding options, whether through amendment, cancellation or replacement grants, without approval of our stockholders.

Amendment and Termination of the Plan; Term

Except as may otherwise be required by law or the requirements of any stock exchange or market upon which the common stock may then be listed, our board of directors, acting in its sole discretion and without further action on the part of our stockholders, may amend the plan at any time and from time to time and may terminate the plan at any time.

U.S. Federal Income Tax Considerations

The grant of a stock option under the plan is not a taxable event for federal income tax purposes. In general, ordinary income is realized upon the exercise of a stock option in an amount equal to the excess of the fair market value on the exercise date of the shares acquired pursuant to the exercise over the option exercise price paid for the shares. We are entitled to a deduction equal to the amount of ordinary income realized by a plan participant upon the exercise of an option. The tax basis of shares acquired upon the exercise of a stock option is equal to the value of the shares on the date of exercise. Upon a subsequent sale of the shares, capital gain or loss will be realized in an amount equal to the difference between the selling price and the basis of the shares.

In general, a participant will realize ordinary income with respect to common stock received pursuant to restricted stock or a restricted stock unit award at the time the shares become vested in accordance with the terms of the award in an amount equal to the fair market value of the shares at the time they become vested, and we are entitled to a corresponding deduction. A participant may make an “early income election” with respect to the receipt of restricted shares of common stock, in which case the participant will realize ordinary income on the date the restricted shares are received equal to the difference between the value of the shares on that date and the amount, if any, paid for the shares. In such event, any appreciation in the value of the shares after the date of the award will be taxable as capital gain upon a subsequent disposition of the shares. Our deduction is limited to the amount of ordinary income realized by the participant as a result of the early income election.

Compensation that qualifies as “performance-based” compensation is exempt from the $1.0 million deductibility limitation imposed by Section 162(m) of the Code for the Chief Executive Officer and the next four highest paid officers. It is contemplated that stock options granted under the plan with an exercise price at least equal to 100% of fair market value of the underlying stock at the date of grant will be able to qualify for the “performance-based” compensation exemption, assuming the applicable requirements are satisfied. One of the requirements is that the plan be approved by our stockholders for compensation paid under the plan after the first annual meeting of our stockholders occurring after the first anniversary of the completion of this offering. Accordingly, it is anticipated that the plan will be resubmitted for stockholder approval at or before that annual meeting in order to enable us to continue to pay compensation under the plan that satisfies the Section 162(m) exemption. Our restricted stock awards are not considered “performance-based” compensation, and therefore will count against the $1.0 million deductibility limitation imposed by Section 162(m) for the Chief Executive Officer and the next four highest paid officers as disclosed in the summary compensation table.

The above summary pertains solely to certain U.S. federal income tax consequences associated with awards made under the plan. The summary does not address all federal income tax consequences and it does not address state, local and non-U.S. tax considerations.

Our New Stock Purchase Plan

On          , 2006, our board of directors adopted and our sole stockholder approved the Cal Dive International, Inc. Employee Stock Purchase Plan. The purposes of the plan are to help us attract, motivate and retain qualified employees and to align the interests of our employees with our stockholders by encouraging their ownership of our stock. Purchase rights granted under the stock purchase plan will be options issued pursuant to an “employee stock purchase plan” within the meaning of Section 423 of the Code. The plan and certain tax aspects of options granted under the plan are summarized below.

Eligibility

Subject to limitations under the Code and the plan, our eligible employees and eligible employees of our subsidiaries who have been employed for six months or more on the first day of January or July shall be eligible to participate in the plan for the offering period beginning on that date. An employee is not eligible to participate in the plan if his customary employment is 20 hours or less per week or is for five months or less in any calendar year. An employee may not participate in the plan if he owns stock possessing 5% or more of the total combined voting power or value of all classes of our stock. The first offering period under the plan will start on January 1, 2007.

Securities Covered by the Plan

We can issue a total of           shares of our common stock under the plan, subject to increase or decrease by reason of stock splits, reclassifications, stock dividends, changes in par value, and similar matters requiring adjustment. The maximum number of shares each participant is permitted to purchase during each offering period is determined by dividing $12,500 by the fair market value of our common stock on the first business day of each offering period. No employee is permitted to purchase our common stock under the plan and any similar plans maintained by us or any parent or subsidiary corporations which accrue at a rate which exceeds $25,000 of the fair market value of our common stock (determined as of the date such option is granted) for each calendar year in which an option first becomes exercisable.

Payment Periods and Purchase Options

Except as otherwise provided in the plan, twice each year on January 1 and July 1, we will grant to each eligible employee an option to purchase, on the last business day of such offering period, at a discounted purchase price, such number of shares of our common stock reserved for the purpose of the plan as his accumulated payroll deductions on such date will pay for at such purchase price. The purchase price shall be the lesser of 85% of the fair market value of our common stock on the first business day of the offering period or 85% of the fair market value of our common stock on the last business day of the offering period.

Maximum Amount of Payroll Deductions

An employee may authorize payroll deductions in any whole percentage amount up to but not more than 10% of his regular base pay and overtime pay (which excludes payments for bonuses and other special items), provided that the minimum deduction in respect of any payroll period shall be 1% (or such lesser amount as the committee administering the plan shall establish).

Withdrawal from the Plan

An employee may withdraw from the plan, in whole but not in part, at any time prior to 10 days before the last business day of each offering period by delivering a withdrawal notice to the committee. In this case, we will promptly refund the entire balance of his payroll deductions which have not been applied to purchase our common stock. An employee who withdraws from the plan is treated as an employee who has not participated in the plan. To re-enter, he must file a new authorization form at least 10 days before the beginning date of the next offering period.

Issuance of Stock/Unused Payroll Deductions

Certificates of stock will be issued to participants, as appropriate, as soon as practicable after a written request is made by the employee to the administrator of the plan. Fractional shares will not be issued under the plan. Any accumulated payroll deductions which would have been used to purchase fractional shares will be returned to the employee promptly without interest if the employee ceased participation in the plan, or carried over to the next offering period if the employee continues in the plan.

Transfer and Termination of Employee’s Rights

An employee’s rights under the plan are his alone and may not be transferred or assigned to any other person. Any purchase right granted to an employee may be exercised only by such employee. An employee’s rights under the plan will terminate when he ceases to be an employee for any reason. A withdrawal notice will be considered as having been received from the employee on the day his employment ceases, and all payroll deductions not used to purchase our common stock will be refunded.

Administration of the Plan

We will bear all costs of administering the plan. The plan shall be administered by a committee appointed by our board of directors. The committee will consist of three members. The interpretation and construction by the committee in its discretion of any provisions of the plan or of any options granted under it shall be final unless otherwise determined by our board of directors. No member of our board of directors or the committee shall be liable for any action or determination made in good faith and in its sole judgment with respect to the plan or any purchase right granted under it. Our officials charged with administering the plan shall have full and absolute discretion in the exercise of their authority.

Purchasers Not Stockholders

The granting of an option to an employee under the plan and the deduction from his pay shall not entitle the optionee to any rights as a stockholder with respect to our common stock subject to the option. Only after the shares of our common stock have been purchased by and issued to such employee shall the rights of a stockholder apply.

U.S. Federal Income Tax Considerations

The plan, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under these provisions, no income will be taxable to a participant at the time of the grant or exercise of the purchase right. Upon any sale or disposition of the shares, the participant will be subject to tax, and the character of the tax will depend upon the participant’s holding period. If the shares have been held for more than two years after the grant date and more than one year after the transfer of shares to him, the participant will recognize compensation income measured as the lesser of the excess of the fair market value of the shares at the time of such sale or disposition over the amount paid for the shares or an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain generally will be taxed as long-term capital gain. If the shares are disposed of before the expiration of the applicable holding period, the excess of the fair market value of the shares on the exercise date over the purchase price will be treated as ordinary income, and any further gain or loss on such disposition will generally be taxed as long-term or short-term capital gain or loss, depending on the holding period. Upon the death of the participant at any time while he owns shares purchased under the plan, participant will recognize compensation income measured as the lesser of the excess of the fair market value of the shares at the time of such death over the amount paid for the shares or an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain generally will be taxed as long-term capital gain.

In general, unless the shares purchased under the plan are disposed of before the expiration of the applicable holding period, we will not be entitled to a compensation deduction with respect to shares purchased under the plan. If a participant disposes of shares purchased under the plan before the expiration of the applicable holding period, we will be entitled to a deduction equal to the amount of ordinary income realized by the plan participant upon the disposition.

The above summary pertains solely to certain U.S. federal income tax consequences associated with options granted under the plan. The summary does not address all federal income tax consequences and it does not address state, local and non-U.S. tax considerations.

Employment Agreements

We expect that each of our executive officers will enter into employment agreements with us following the offering.

Helix Stock Plan Awards

Before this offering, some of our employees received Helix stock options and restricted stock under the Helix Energy Solutions Group, Inc. 2005 Long-Term Incentive Plan and the 1995 Long Term Incentive Plan of Helix Energy Solutions Group, Inc. Those awards will be dealt with in the manner described below.

Helix Stock Options

After the offering, all outstanding Helix stock options held by our employees will continue to be exercisable for Helix stock in accordance with their terms. The stock options will continue to be governed by their original terms and conditions and the provisions of the applicable Helix stock incentive plan. Non-vested options will continue to vest in accordance with their original terms, based upon continuing service with us.

Helix Restricted Stock

Some of our employees will hold restricted shares of Helix stock under the Helix Energy Solutions Group, Inc. 2005 Long-Term Incentive Plan and the 1995 Long Term Incentive Plan of Helix Energy Solutions Group, Inc. The restricted shares of Helix stock held by our employees will continue to be subject to the forfeiture conditions and transfer restrictions and the other terms and conditions of the original award relating to those shares and of the Helix plans under which they were granted.

Annual Incentive Awards

Our executive officers and other key employees will be covered by the Helix Annual Performance Incentive Plan for 2006. For 2006, the performance goals for our executive officers are based upon profitability, integration of acquired businesses and safety record. Our Chief Executive Officer is eligible for an award under the Helix Annual Performance Incentive Plan of up to 80% of base salary, and each of our other executive officers is eligible for an award of up to 97% of base salary. However, in no event will any participant receive an award greater than $200,000.

We intend to establish an annual incentive compensation program or programs and provide our key employees (including executive officers) with the opportunity to earn annual incentives based upon company-wide, business unit and individual performance measures. It is anticipated that our annual incentive plan(s) will become effective in 2007. The cost of the annual incentive awards earned by our employees under the Helix Annual Performance Incentive Plan for 2006 will be borne by us.

ARRANGEMENTS BETWEEN HELIX AND US

Relationship with Helix

Immediately prior to this offering, Helix is our only stockholder. Our company’s name, Cal Dive International, Inc., was formerly used by our parent company, Helix. Effective March 6, 2006, our parent company changed its name from Cal Dive International, Inc. to Helix Energy Solutions Group, Inc., after which it passed the Cal Dive International, Inc. name on to us. After this offering, Helix directly will own           shares of our common stock, representing approximately     % of the outstanding shares of our common stock. For as long as Helix continues to own shares of common stock representing more than 50% of the total voting power of our common stock, Helix will be able to direct the election of all the members of our board of directors and exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, the acquisition or disposition of assets by us, the incurrence of indebtedness by us, the issuance of any additional common stock or other equity securities by us, the repurchase or redemption of common stock or preferred stock by us and the payment of dividends by us. Similarly, Helix will have the power to determine or significantly influence the outcome of matters submitted to a vote of our stockholders, will have the power to prevent a change in control of us and could take other actions that might be favorable to Helix. See “Description of Capital Stock.”

Prior to the completion of this offering, we will enter into a master agreement and a number of other agreements with Helix setting forth various matters governing our relationship with Helix while it remains a significant stockholder in us. These agreements will govern our relationship with Helix after this offering and will provide for, among other things, the allocation of employee benefit, tax and other liabilities and obligations attributable or related to periods or events prior to and in connection with this offering. Additionally, a number of the existing agreements between us and our subsidiaries, on one hand, and Helix and its subsidiaries, on the other hand, relating to various aspects of our business will remain in effect following this offering. The effects of these contractual agreements, the separation from Helix and our operating as a standalone public entity could impact our results of operations and financial position prospectively by increasing expenses in areas that include but are not limited to litigation and other legal matters, compliance with the Sarbanes-Oxley Act and other corporate compliance matters, insurance and claims management and the related cost of insurance, as well as general overall purchasing power.

Set forth below are descriptions of certain agreements, relationships and transactions we will have with Helix.

Master Agreement

We will enter into a master agreement with Helix prior to the completion of this offering. In this prospectus, we refer to this agreement as the Master Agreement. The Master Agreement will set forth our agreements with Helix regarding the principal transactions required to effect the transfer of assets and the assumption of liabilities necessary to complete the separation of our company from Helix. It also will set forth other agreements governing our relationship immediately prior to and after the separation.

The Transfers

To effect the separation, Helix will, and will cause its affiliates to, transfer to us the assets related to our businesses not currently owned by us, as described in this prospectus. This may involve, in part, the transfer of the shares or other equity interests of certain of Helix’s current subsidiaries. We or our subsidiaries will assume and agree to perform, discharge and fulfill the liabilities related to our businesses (which, in the case of tax liabilities, will be governed by the Tax Matters Agreement described below). If any governmental approval or other consent required to transfer any assets to us or for us to assume any liabilities is not obtained prior to the completion of this offering, we will agree with Helix that such transfer or assumption will be deferred until the necessary approvals or consents are obtained. Helix will continue to hold the assets and be responsible for the liabilities for our benefit and at our expense until the necessary approvals or consents are obtained.

Certain of the assets that will be transferred to us were acquired by Helix in the Acergy and Torch acquisitions. Helix acquired those assets with a portion of the proceeds from the issuance of its 3.25% Convertible Senior Notes due 2025, or Convertible Senior Notes. Since the obligation to pay the portion of the Convertible Senior Notes used to acquire the Acergy and Torch assets cannot be assumed by us, one of the Helix subsidiaries that will be transferred to us will, prior to such transfer, draw approximately $      in principal under our proposed $150 million revolving credit facility and then distribute the $      in proceeds to Helix. Helix will remain responsible for the entire outstanding amount of the Convertible Senior Notes. The incurrence of the debt and the distribution by such subsidiary is intended to substitute this new debt for a portion of the debt incurred by Helix in acquiring the Acergy and Torch assets that are held by that subsidiary.

Except as expressly set forth in the Master Agreement or in any other transaction document, neither we nor Helix will make any representation or warranty as to:

•	the assets, businesses or liabilities transferred or assumed as part of the separation;

•	any consents or approvals required in connection with the transfers;

•	the value, or freedom from any security interests, of, or any other matter concerning, any assets transferred;

•	the absence of any defenses or right of set-off or freedom from counterclaim with respect to any claim of either us or Helix; or

•	the legal sufficiency of any document or instrument delivered to convey title to any asset transferred.

Except as expressly set forth in any transaction document, all assets will be transferred on an “as is,” “where is” basis, and we and our subsidiaries will agree to bear the economic and legal risks that any conveyance was insufficient to vest in us good title, free and clear of any security interest, and that any necessary consents or approvals are not obtained or that any requirements of laws or judgments are not complied with.

Auditors and Audits; Annual Financial Statements and Accounting

We have agreed that, for so long as Helix is required to consolidate our results of operations and financial position or account for its investment in our company using the equity method of accounting, we will reimburse Helix for any costs associated with a change in our independent auditors and we will use our best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so as to permit timely filing of Helix’s financial statements. We have also agreed to provide to Helix and its independent auditors all information required for Helix to meet its schedule for the filing and distribution of its financial statements and to make available to Helix and its independent auditors all documents necessary for the annual audit of our company as well as access to the responsible company personnel so that Helix and its independent auditors may conduct their audits relating to our financial statements. We have also agreed to adhere to certain specified Helix accounting policies and to notify and consult with Helix regarding any changes to our accounting principles and estimates used in the preparation of our financial statements, and any deficiencies in, or violations of law in connection with, our internal control over financial reporting.

Exchange of Other Information

The Master Agreement will also provide for other arrangements with respect to the mutual sharing of information between Helix and us in order to comply with reporting, filing, audit or tax requirements, for use in judicial proceedings, and in order to comply with our respective obligations after the separation. We will also agree to provide mutual access to historical records relating to businesses that may be in our possession.

Releases and Indemnification

Except for each party’s obligations under the Master Agreement, the other transaction documents and certain other specified liabilities, we and Helix will release and discharge each other and each of our affiliates from all liabilities existing or arising between us on or before the separation, including in connection with the separation and this offering. The releases will not extend to obligations or liabilities under any agreements between Helix and us that remain in effect following the separation.

We will indemnify, hold harmless and defend Helix, each of its affiliates and each of their respective directors, officers and employees, on an after-tax basis, from and against all liabilities relating to, arising out of or resulting from:

•	the failure by us or any of our affiliates or any other person or entity to pay, perform or otherwise promptly discharge any liabilities or contractual obligations associated with our businesses, whether arising before or after the separation;

•	the operations, liabilities and obligations of our business;

•	any guarantee, indemnification obligation, surety bond or other credit support arrangement by Helix or any of its affiliates for our benefit;

•	any breach by us or any of our affiliates of the Master Agreement, certain of the other transaction documents or our amended and restated certificate of incorporation or bylaws;

•	any untrue statement of, or omission to state, a material fact in Helix’s public filings to the extent the statement or omission was as a result of information that we furnished to Helix or that Helix incorporated by reference from our public filings, if the statement or omission was made or occurred after the separation; and

•	any untrue statement of, or omission to state, a material fact in any registration statement or prospectus related to this offering, except to the extent the statement was made or omitted in reliance upon information provided to us by Helix expressly for use in any such registration statement or prospectus or information relating to and provided by any underwriter expressly for use in any such registration statement or prospectus.

Helix will indemnify, hold harmless and defend us, each of our affiliates and each of our and their respective directors, officers and employees, on an after-tax basis, from and against all liabilities relating to, arising out of or resulting from:

•	the failure of Helix or any of its affiliates or any other person or entity to pay, perform or otherwise promptly discharge any liabilities of Helix or its affiliates, other than liabilities associated with our businesses, whether arising before or after the separation;

•	the liabilities of Helix and its affiliates’ businesses, other than liabilities associated with our businesses;

•	any breach by Helix or any of its affiliates of the Master Agreement or certain of the other transaction documents;

•	any untrue statement of, or omission to state, a material fact in our public filings to the extent the statement or omission was as a result of information that Helix furnished to us or that we incorporated by reference from Helix’s public filings, other than any registration statement or prospectus related to this offering; and

•	any untrue statement of, or omission to state, a material fact contained in any registration statement or prospectus related to this offering, but only to the extent the statement or omission was made or omitted in reliance upon information provided by Helix expressly for use in any such registration statement or prospectus.

The Master Agreement will also specify procedures with respect to claims subject to indemnification and related matters and will provide for contribution in the event that indemnification is not available to an indemnified party.

Expenses of the Separation and Our Initial Public Offering

Helix will pay or reimburse us for all out-of-pocket fees, costs and expenses (including all legal, accounting and printing expenses) incurred prior to the completion of this offering in connection with our separation from Helix, except that we shall be responsible for fees and expenses (including all filing and listing fees and all legal, accounting and printing expenses) that are attributable to this offering.

Disputes

Any dispute or claim between us and Helix arising out of or relating to the Master Agreement that is not resolved in the normal course of business must be brought in the state courts of Texas. Both we and Helix will agree to waive trial by jury in any such litigation. These provisions will not apply to any disputes arising out of Helix’s ownership of our shares.

Other Provisions

The Master Agreement also will contain covenants between Helix and us with respect to the following:

•	restrictions (subject to certain limited exceptions) on our ability to repurchase shares of our outstanding common stock or any other securities convertible into or exercisable for our common stock, for so long as Helix owns more than 50% of our outstanding common stock;

•	confidentiality of our and Helix’s information;

•	our right to continue coverage under Helix’s insurance policies for so long as Helix owns more than 50% of our outstanding common stock;

•	restrictions on our ability to take any action or enter into any agreement that would cause Helix to violate any law, agreement or judgment;

•	restrictions on our ability to take any action that limits Helix’s ability to freely sell, transfer, pledge or otherwise dispose of our stock;

•	our obligation to comply with Helix’s policies applicable to its subsidiaries for so long as Helix owns more than 50% of our outstanding common stock, except:

–	to the extent such policies conflict with our amended and restated certificate of incorporation or bylaws or any of the agreements between Helix and us, or

–	as otherwise agreed with Helix or superseded by any policies adopted by our board of directors;

•	restrictions on our ability to enter into any agreement that binds or purports to bind Helix; and

•	litigation and settlement cooperation between Helix and us.

Approval Rights of Helix

The prior affirmative vote or written consent of Helix will be required for us to take certain actions (subject in each case to certain agreed exceptions) that are prohibited under Helix’s senior secured credit facility, and that are standard negative covenants for a senior secured credit facility, until such time as we are no longer a subsidiary of Helix for purposes of such credit facility.

Vessel Utilization

Consistent with current and past practices of Helix, the vessels owned by Helix that will be transferred to us are bid and utilized by Helix and its subsidiaries for operations worldwide. Under the Master Agreement,

Helix will continue to contract vessels and related equipment owned by us, at prevailing market rates. The diversity of our expanded fleet gives us the flexibility to respond to these requirements. We will not be required to breach any legal obligations to third parties to make a vessel available to Helix upon request.

Corporate Services Agreement

We will enter into a corporate services agreement with Helix prior to the completion of this offering pursuant to which each of Helix and us will provide certain administrative and support services and other assistance in the United States to each other, consistent with the services provided by both parties before the offering. In this prospectus, we refer to this agreement as the Corporate Services Agreement. The services that Helix and we will provide to each other, as qualified in the agreement, include, without limitation, certain of the following:

•	treasury, payroll and other financial related services;

•	human resources and employee benefits;

•	legal and related services;

•	information systems, network and related services;

•	leased facilities;

•	corporate services;

•	purchasing, logistics and warehousing; and

•	environmental, health and safety services.

We will pay to Helix, and Helix will pay to us, the costs of such services based upon allocations of costs for such services consistent with past practices. The allocations will be determined on a monthly basis, and settled each month prior to the expiration of the next succeeding month. The charges for these services are intended to allow Helix and us to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, generally without profit.

Under the Corporate Services Agreement, we and Helix will each have the right to purchase goods or services, use intellectual property licensed from third parties and realize other benefits and rights under the other party’s agreements with third-party vendors to the extent allowed by such vendor agreements. The agreement also will provide for the lease or sublease of certain facilities used in the operation of our respective businesses and for access to each other’s computing and telecommunications systems to the extent necessary to perform or receive the services.

The Corporate Services Agreement will require Helix and us to continue to make available to each other the range of services provided prior to this offering, as qualified by such agreement, and will require each to utilize such services in the conduct of its business until such time as Helix owns less than 50% of the total voting power of our common stock. Under the terms of the Corporate Services Agreement, neither party will be liable to the other for or in connection with any services rendered pursuant to the agreement or for any actions or inactions taken in connection with the provision of services. However, each party will be liable for, and will indemnify a receiving party for, liabilities resulting from its gross negligence, willful misconduct, improper use or disclosure of client information or violations of law, subject to a cap on liability equal to the value of services provided by the indemnifying party over the previous 12 months. Additionally, each party will indemnify the other for any losses arising from the provision of services, except to the extent the liabilities are caused by negligence or breach of the Corporate Services Agreement, and as otherwise provided in the agreement.

Registration Rights Agreement

We will enter into a registration rights agreement with Helix prior to the completion of this offering to provide Helix with registration rights relating to shares of our outstanding common stock held by Helix after this offering. In this prospectus, we refer to this agreement as the Registration Rights Agreement.

Helix may assign its rights under the Registration Rights Agreement to any person that acquires shares of our outstanding common stock subject to the agreement and agrees to be bound by the terms of the agreement. Subject to certain limitations, Helix and its permitted transferees may require us to register under the Securities Act of 1933, as amended, or the Securities Act, all or any portion of these shares, a so-called “demand request.” We are not obligated to effect the following:

•	a demand registration within 60 days after the effective date of a previous demand registration, other than a shelf registration pursuant to Rule 415 under the Securities Act;

•	a demand registration within 180 days after the effective date of the registration statement of which this prospectus is a part;

•	a demand registration, unless the demand request is for a number of shares of common stock with a market value that is equal to at least $150.0 million; and

•	more than two demand registrations during the first 12 months after this offering or more than three demand registrations during any 12-month period thereafter.

We may defer the filing of a registration statement for a period of up to 90 days after a demand request has been made if at the time of such request we are engaged in confidential business activities, which would be required to be disclosed in the registration statement, and our board of directors determines that such disclosure would be materially detrimental to us and our stockholders, or prior to receiving such request, our board of directors had determined to effect a registered underwritten public offering of our securities for our account and we have taken substantial steps to effect such offering. However, with respect to two demand requests only, if Helix or any of its affiliates makes a demand request during the two-year period after this offering, we will not have the right to defer such demand registration or to not file such registration statement during that period.

Additionally, Helix and its permitted transferees have so-called “piggyback” registration rights, which means that Helix and its permitted transferees may include their respective shares in any future registrations of our equity securities, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our stockholders. The demand registration rights and piggyback registrations are each subject to market cutback exceptions.

Helix or its permitted transferees will pay all costs and expenses in connection with any “demand” registration. We will pay all costs and expenses in connection with any “piggyback” registration, except underwriting discounts, commissions or fees attributable to the shares of common stock sold by Helix. The Registration Rights Agreement will set forth customary registration procedures, including an agreement by us to make our management available for road show presentations in connection with any underwritten offerings. We will also agree to indemnify Helix and its permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us for use in the registration statement by Helix or any permitted transferee.

The rights of Helix and its permitted transferees under the Registration Rights Agreement will remain in effect with respect to the shares of common stock covered by the agreement until those shares:

•	have been sold pursuant to an effective registration statement under the Securities Act;

•	have been sold to the public pursuant to Rule 144 under the Securities Act;

•	have been transferred in a transaction where subsequent public distribution of the shares would not require registration under the Securities Act; or

•	are no longer outstanding.

Additionally, the registration rights under the agreement will cease to apply to a holder other than Helix or its affiliates when such holder holds less than 3% of economic value of the then-outstanding shares of common stock covered by the agreement and such shares are eligible for sale pursuant to Rule 144(k) under the Securities Act.

Tax Matters Agreement

In order to allocate the responsibility for the payment of taxes and certain other tax matters, we and Helix will enter into a tax matters agreement prior to the completion of this offering. In this prospectus, we refer to this agreement as the Tax Matters Agreement. The following is a summary of the material terms of the Tax Matters Agreement.

Liability for Taxes

Each party has agreed to indemnify the other in respect of all taxes for which it is responsible under the Tax Matters Agreement. Helix is generally responsible for all federal, state, local and foreign income taxes that are imposed on or are attributable to us or any of our subsidiaries for all tax periods (or portions thereof) ending on or before the closing of this offering. We are generally responsible for all federal, state, local and foreign income taxes that are imposed on or are attributable to us or any of our subsidiaries for all tax periods (or portions thereof) beginning after the closing of this offering. We are also responsible for all taxes other than income taxes imposed on or attributable to us or any of our subsidiaries for all tax periods.

Transaction Taxes

To effect the separation, Helix will, and will cause its affiliates to, transfer to us the assets related to our business not currently owned by us, as described in this prospectus. Helix is generally responsible for any taxes resulting from such transfer. However, we will be responsible for any such taxes to the extent we take certain actions following the closing of this offering that result in additional taxes being imposed.

Preparation and Filing of Tax Returns

Helix will prepare and file all income tax returns that include us or any of our subsidiaries if Helix is responsible for any portion of the taxes reported on such tax returns. The Tax Matters Agreement also provides that Helix will have the sole authority to respond to and conduct all tax proceedings (including tax audits) relating to such income tax returns. This arrangement may result in conflicts of interest between Helix and us. For example, under the Tax Matters Agreement, Helix will be able to choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Helix and detrimental to us.

We will prepare and file all tax returns that include us or any of our subsidiaries if we are solely responsible for the taxes reported thereon.

Miscellaneous

For U.S. federal income tax purposes, each member of an affiliated group of corporations that files a consolidated return is jointly and severally liable for the U.S. federal income tax liability of the entire group. Similar principles may apply with respect to members of a group that file a tax return on a combined, consolidated or unitary group basis for foreign, state and local tax purposes. Accordingly, although the Tax Matters Agreement will allocate tax liabilities between Helix and us during the period in which we or any of our subsidiaries are included in the consolidated group of Helix or any of its subsidiaries, we and our subsidiaries included in such consolidated group could be liable for the tax liability of the entire consolidated group in the event any such tax liability is incurred and not discharged by Helix. The Tax Matters Agreement will provide, however, that Helix will indemnify us and our subsidiaries to the extent that, as a result of us or any of our subsidiaries being a member of a consolidated group, we or our subsidiaries become liable for the tax liability of the entire consolidated group (other than the portion of such liability for which we and our subsidiaries are liable under the Tax Matters Agreement).

Employee Matters Agreement

We will enter into an employee matters agreement with Helix to allocate responsibility and liability for certain employee-related matters. The employee matters agreement generally provides for the following:

Employee Liabilities

Following the offering, we will continue to employ U.S. and non-U.S. employees of Helix currently employed by us, as identified in the employee matters agreement, all of whom are currently either employed by us or involved in our business. After this offering, we will retain or to the extent not already retained, assume all employment, compensation and employee benefit liabilities relating to our employees. We intend to adopt employee benefit plans that are substantially similar to the employee benefit plans maintained by Helix. Helix shall continue through           to provide payroll, human resources and employee benefit services to us. See “Corporate Services Agreement.”

U.S. Employee Benefits

Effective no later than the closing of this offering, we will establish our own employee benefit plans for our U.S. employees, and our U.S. employees will cease to participate in Helix U.S. plans. However, our employees will continue to participate in the Helix Energy Solutions Group, Inc. 1998 Employee Stock Purchase Plan through the end of 2006.

Non-U.S. Employee Benefits

The benefits provided to non-U.S. employees following the closing of this offering will vary by country. Effective as of the closing of this offering, we generally will establish our own employee benefit plans for our non-U.S. employees, and our non-U.S. employees will in that event cease to participate in the Helix non-U.S. plans. In some situations, our employees may continue to be covered by Helix plans on a temporary basis as an accommodation to us (for which we will reimburse Helix).

Helix Agreements with Third Parties

Historically, we have received services provided by third parties pursuant to various agreements that Helix has entered into for the benefit of its affiliates. We pay the third parties directly for the services they provide to us or reimburse Helix for our share of the actual costs incurred under the agreements. After this offering, we intend to continue to procure some of these third-party services through Helix to the extent we are permitted (and elect to) or required to do so.

Products and Services Provided between Helix and Us

We engage in transactions with Helix in the ordinary course of our respective businesses. These transactions include diving and conventional shallow water pipelay services that we provide to Helix and ROV and reeled pipelay services that Helix provides to us.

PRINCIPAL AND SELLING STOCKHOLDER

We are a wholly owned subsidiary of Helix. All of our common stock is held by Helix. If the underwriters exercise their over-allotment option, Helix will sell up to           shares pursuant to that option. After this offering, Helix will own           of our outstanding shares of common stock, representing approximately     % of our common stock, or approximately     % if the underwriters exercise in full their over-allotment option. Helix is not subject to any contractual obligation that would prohibit it from selling, spinning off, splitting off or otherwise disposing of any shares of our common stock, except that Helix has agreed not to sell, spin off, split off or otherwise dispose of any shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain limitations and limited exceptions. See “Underwriting.”

DESCRIPTION OF CAPITAL STOCK

Below we have provided a summary description of our capital stock. This description is not complete. You should read the full text of our amended and restated certificate of incorporation and bylaws, which will be included as exhibits to the registration statement of which this prospectus is a part, as well as the provisions of applicable Delaware law.

General

After this offering, we will be authorized to issue           shares of our common stock, $0.01 par value per share, and           shares of preferred stock, $0.01 par value.

Common Stock

The rights of the common stock are currently as follows:

Voting Rights

Each share of common stock entitles its holder to one vote and the holders vote as a single class. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law or in our amended and restated certificate of incorporation, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to our amended and restated certificate of incorporation and bylaws must be approved by a majority of the votes entitled to be cast by the holders of our common stock.

Dividends

Holders of common stock will share equally, on a per share basis, in any cash dividend declared by our board of directors, subject to any preferential rights of any outstanding shares of preferred stock. Dividends payable in shares of common stock may be paid only as follows: (i) shares of common stock may be paid only to holders of common stock, and (ii) the number of shares so paid will be equal, on a per share basis, with respect to each outstanding share of common stock.

Other Rights

On liquidation, dissolution or winding up of our company, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock are entitled to receive the same amount per share with respect to a distribution of assets, if any.

No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock or other securities of our company.

Upon completion of this offering, all the outstanding shares of common stock will be validly issued, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change in control of our company without further action by our stockholders.

At the completion of this offering, no shares of our preferred stock will be outstanding and we have no present plans to issue any shares of our preferred stock.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make the following more difficult, although they have little significance while we are controlled by Helix:

•	acquisition of us by means of a tender offer or merger;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Election and Removal of Directors

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes. The term of the first class of directors expires at our 2007 annual meeting of stockholders, the term of the second class of directors expires at our 2008 annual meeting of stockholders and the term of the third class of directors expires at our 2009 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us if Helix no longer controls us because it generally makes it more difficult for stockholders to replace a majority of our directors.

Directors may be removed, with or without cause, by the affirmative vote of shares representing a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors as long as Helix and its subsidiaries (excluding our company and our subsidiaries) owns shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. Once Helix and its subsidiaries (excluding our company and our subsidiaries) cease to own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, our amended and restated certificate of incorporation requires that directors may only be removed for cause and only then by the affirmative vote of not less than 80% of votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Size of Board and Vacancies

Our amended and restated certificate of incorporation provides that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled solely by the vote of our remaining directors in office. Any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of our remaining directors in office; provided, however, that as long as Helix and its subsidiaries (excluding our company and our subsidiaries) continue to beneficially own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors and such vacancy was caused by the action of stockholders, then such vacancy may only be filled by the affirmative vote of shares representing at least a majority of the votes entitled to be cast by the outstanding common stock in the election of our board of directors.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation permits our stockholders to act by written consent without a meeting as long as Helix and its subsidiaries (excluding our company and our subsidiaries) continue to beneficially own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. Once Helix and its subsidiaries (excluding our company and our subsidiaries) cease to beneficially own at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, our amended and restated certificate of incorporation eliminates the right of our stockholders to act by written consent.

Amendment of Our Bylaws

Our amended and restated certificate of incorporation and bylaws provide that the provisions of our bylaws relating to the calling of meetings of stockholders, notice of meetings of stockholders, stockholder action by written consent, advance notice of stockholder business or director nominations, the authorized number of directors, the classified board structure, the filling of director vacancies or the removal of directors (and any provision relating to the amendment of any of these provisions) may only be amended by the vote of a majority of our entire board of directors or, as long as Helix and its subsidiaries (excluding our company and our subsidiaries) owns shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, by the vote of holders of a majority of the votes entitled to be cast by outstanding capital stock in the election of our board of directors. Once Helix and its subsidiaries (excluding our company and our subsidiaries) cease to own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, our amended and restated certificate of incorporation and bylaws provide that these provisions may only be amended by the vote of a majority of our entire board of directors or by the vote of holders of at least 80% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Amendment of Certain Provisions of Our Amended and Restated Certificate of Incorporation

The amendment of any of the above provisions in our amended and restated certificate of incorporation requires approval by holders of shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, as long as Helix and its subsidiaries (excluding our company and our subsidiaries) owns shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. Once Helix and its subsidiaries (excluding our company and our subsidiaries) cease to own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, our amended and restated certificate of incorporation and bylaws provide that these provisions may only be amended by the vote of a majority of our entire board of directors followed by the vote of holders of at least 80% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Stockholder Meetings

Our amended and restated certificate of incorporation and bylaws provide that a special meeting of our stockholders may be called only by (i) Helix, so long as Helix and its subsidiaries (excluding our company and our subsidiaries) beneficially own at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, or (ii) the Chairman of our board of directors or our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Delaware Anti-Takeover Law

Section 203 of the Delaware General Corporation Law, an anti-takeover law, does not apply to Helix until it beneficially owns less than 15% of our common stock and subsequently increases its shareholdings to once again beneficially own at least 15% of our common stock.

In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. This may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

No Cumulative Voting

Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting in the election of our board of directors.

Limitation on Foreign Ownership of our Common Stock

In order to preserve our ability to enjoy the benefits of U.S. domestic trade for certain of our vessels, we must maintain U.S. citizenship for U.S. coastwise trade purposes as defined in the Merchant Marine Act, 1936, the Merchant Marine Act, 1920, the Shipping Act, 1916, and other federal laws that restrict domestic trade. In order to maintain U.S. citizenship for these purposes, our amended and restated certificate of incorporation contains provisions that limit foreign ownership of our common stock. Our amended and restated certificate of incorporation provides that any attempted or purported transfer of our common stock in violation of these restrictions will be ineffective to transfer shares of our common stock. In addition, our amended and restated certificate of incorporation contains provisions requiring the following persons to be U.S. citizens: (1) our chairman of the board, (2) our chief executive officer and (3) a majority of our board of directors necessary to constitute a quorum.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that our directors and officers, who are also directors, officers, employees or consultants of Helix or its affiliates, shall have no duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as we do and such persons shall not be liable to us or our stockholders for breach of any fiduciary duty by reason of such activities. If any such person named above shall acquire knowledge of a potential transaction or matter that may be a corporate opportunity to us, such person shall have no obligation to communicate such corporate opportunity to us and shall not be liable to us or our stockholders for breach of fiduciary duty by reason of the fact that such corporate opportunity is not communicated or offered to us. This provision in our amended and restated certificate of incorporation will automatically terminate at such time as Helix and all persons named above in the aggregate directly or indirectly own less than 20% of our outstanding common stock and no director or officer of us or one of our affiliates is also a director or officer of Helix or one of its affiliates.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is     .

New York Stock Exchange Listing

We expect the shares of our common stock to be approved for listing on the NYSE under the symbol “DVR.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. The sale of a substantial amount of our common stock in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon the completion of this offering, we will have      million shares of common stock outstanding (assuming the underwriters’ over-allotment option to purchase additional shares of common stock is not exercised in full), which includes the approximately      million shares of common stock sold by us in this offering.

Of those shares, all of the shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. The shares of our common stock held by Helix are “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market by Helix only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 144(k) under the Securities Act. These rules are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who have beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of common stock then outstanding, which will equal approximately      million shares immediately after this offering, or the average weekly trading volume of our common stock on the NYSE during the four calendar weeks before a notice of the sale on SEC Form 144 is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Stock Issued Under Employee Plans

We intend to file registration statements on Form S-8 under the Securities Act to register approximately      million shares of common stock issuable, with respect to options and restricted stock units to be granted, or otherwise, under our employee plans. Currently, there are no outstanding options to purchase shares of our common stock or restricted stock units. These registration statements are expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of stock options or restricted stock units after the effective date of the

Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates.

Lock-up Agreements

Notwithstanding the foregoing, our company, our directors and officers and Helix have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Banc of America Securities LLC and J.P. Morgan Securities Inc., subject to certain limitations and limited exceptions.

Registration Rights

As described in “Arrangements Between Helix and Us — Registration Rights Agreement,” we will enter into a registration rights agreement with Helix. We do not have any other contractual obligations to register our stock.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
OF COMMON STOCK

The following discussion summarizes the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock by certain non-U.S. holders (as defined below). This discussion only applies to non-U.S. holders who purchase and hold our common stock as a capital asset for U.S. federal income tax purposes (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances.

A “non-U.S. holder,” for the purposes of this discussion, means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States (including certain former citizens and former long-term residents);

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Code and regulations, rulings and judicial decisions as of the date hereof. These authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This discussion does not address all aspects of U.S. federal income and estate taxes and does not describe any foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this discussion does not describe the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid U.S. federal income tax, pass-through entity or an investor in a pass-through entity). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this discussion.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the U.S. federal income tax treatment of a partner of that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR COMMON STOCK. ADDITIONALLY, THIS DISCUSSION CANNOT BE USED BY ANY HOLDER FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER. IF YOU ARE CONSIDERING THE PURCHASE OF OUR COMMON STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF APPLICABLE STATE, LOCAL OR FOREIGN TAXING JURISDICTIONS. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISORS CONCERNING ANY POSSIBLE ENACTMENT OF LEGISLATION THAT WOULD AFFECT YOUR INVESTMENT IN OUR COMMON STOCK IN YOUR PARTICULAR CIRCUMSTANCES.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to either:

•	complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits; or

•	if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations.

Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized by a non-U.S. holder on the disposition of our common stock generally will not be subject to U.S. federal income or withholding tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such non-U.S. holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such non-U.S. holder unless such non-U.S. holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a United States person as defined under the Code), and such non-U.S. holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), and such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and J.P. Morgan Securities Inc. are the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Number
Underwriter	of Shares

Banc of America Securities LLC
J.P. Morgan Securities Inc.
Johnson Rice & Company, L.L.C.
Raymond James & Associates, Inc.
Simmons & Company International
Natexis Bleichroeder Inc.

Total

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $      per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $      per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Over-Allotment Option.  Helix has granted the underwriters an over-allotment option to buy up to      additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from Helix in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

Discounts and Commissions.  The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $     .

Paid by Us
	No Exercise	Full Exercise

Per Share	$	$

Total	$	$

Listing.  We are applying to have our common stock listed on the NYSE under the symbol “DVR.” In order to meet one of the requirements for listing our common stock on the NYSE, the underwriters have undertaken to sell 100 or more shares of our common stock to a minimum of 2,000 beneficial holders.

Stabilization.  In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased shares of our common stock in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate member or other dealers participating in the offering the commissions and selling concessions on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock.

Discretionary Accounts.  The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered.

IPO Pricing.  Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.

The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Lock-up Agreements.  We, our directors and executive officers, Helix, and each of Helix Energy Solution Group’s directors and executive officers have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and J.P. Morgan Securities Inc. for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. The underwriters have no present intent to release the lock-up restrictions early.

The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event related to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the “lock-up” restrictions described above will continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

Directed Share Program.  At our request, the underwriters have reserved for sale to our employees, directors, families of employees and directors, business associates and other third parties at the initial public offering price up to 5% of the shares being offered by this prospectus. The sale of the reserved shares to these purchasers will be made by J.P. Morgan Securities, Inc. The purchasers of these shares will not be subject to a lock-up except as required by the Conduct Rules of the NASD, which require a 90-day lock-up if they are affiliated with or associated with NASD members of if they or members of their immediate families hold senior positions at financial institutions, or to the extent the purchasers are subject to a lock-up agreement with the underwriters as described above. We do not know if our employees, directors, families of employees and directors, business associates and other third parties will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

Indemnification.  We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Online Offering.  A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Conflicts/Affiliates.  Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us or our affiliates for which services they have received, and may in the future receive, customary fees. A brief description of the services provided by certain of the underwriters is as follows:

•	In January 2003 and June 2004, Raymond James acted as placement agent for Helix’s $55 million private placement of convertible preferred stock.

•	In August 2004, Helix entered into a four-year $150 million revolving credit facility with a syndicate of banks, including Bank of America, N.A., JPMorgan Chase Bank, N.A., Natexis Banques Populaires and others. Bank of America, N.A. and Banc of America Securities LLC served as administrative agent and sole lead arranger, respectively, for this facility. Under this facility, affiliates of the underwriters may extend loans to Helix in an aggregate amount of up to $65 million.

•	In March 2005, Banc of America Securities LLC acted as sole book-running manager for Helix’s $300 million offering of 3.25% Convertible Senior Notes.

•	In September 2005, JPMorgan acted as placement agent for a $135 million MARAD financing for Helix.

•	In November 2005, Simmons & Company International acted as financial advisor in connection with Helix’s acquisitions of Helix RDS and the diving and shallow water pipelay business of Acergy.

•	Simmons & Company International advised Helix in connection with its acquisition of Remington Oil and Gas Corporation, or Remington, in July 2006.

•	Banc of America Securities LLC served as a financial advisor to Helix in connection with its acquisition of Remington. In addition, Bank of America, N.A. and Banc of America Securities LLC are serving as administrative agent and sole lead arranger, respectively, for the credit facility that funded the cash portion of the acquisition and supports the operations of Helix.

•	Bank of America, N.A. is serving as administrative agent on the syndicated $150 million revolving credit facility we expect to enter into prior to the completion of this offering. In addition, Bank of America Securities LLC and J.P. Morgan Securities, Inc. will serve as co-lead arrangers and joint bookrunners for the credit facility.

Selling Restrictions.  Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers the shares or has in its possession or distributes the prospectus or any other material.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the shares that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third-parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the shares has been released, issued or distributed to the public in France except to Permitted Investors, and the direct or indirect resale to the public in France of any shares acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Each underwriter acknowledges and agrees that:

(i) it has not offered or sold and will not offer or sell the shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by the company;

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The offering of the shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, acknowledges and agrees that the shares may not and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the shares or the prospectus be distributed in Italy other than to professional investors (investitori professionali), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended (“Regulation No. 11522”) or pursuant to another exemption from the requirements of Articles 94 and seq. of Legislative Decree No. 58 of February 24, 1998 (the “Italian Finance Law”) and CONSOB Regulation No. 11971 of May 14, 1999 (“Regulation No. 11971”).

Any offer, sale or delivery of the shares or distribution of copies of the prospectus or any other document relating to the shares or the prospectus in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be:

•	made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Legislative Decree No. 58 of February 24, 1998, as amended, CONSOB Regulation No. 11522 of July 1, 1998, and any other applicable laws and regulations;

•	in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed upon the offer of the shares by CONSOB or the Bank of Italy.

Any investor purchasing shares of our common stock in the initial public offering is solely responsible for ensuring that any offer or resale of such shares that it purchased in the initial public offering occurs in compliance with applicable laws and regulations.

This prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third-party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

In addition to the above (which shall continue to apply to the extent not inconsistent with the implementing measures of the Prospectus Directive in Italy), after the implementation of the Prospectus Directive in Italy, the restrictions, acknowledgments and agreements in the paragraph relating to the European Economic Area set forth above shall apply to Italy.

LEGAL MATTERS

The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Fulbright & Jaworski L.L.P., Houston, Texas. As of August 31, 2006, lawyers at Fulbright & Jaworski L.L.P. working on this offering owned 4,000 shares of Helix’s common stock. Davis Polk & Wardwell, New York, New York, will act as counsel to the underwriters.

EXPERTS

The combined financial statements of Cal Dive International, Inc. and subsidiaries at December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statement of revenue and direct operating expenses for each of the three years in the period ended November 30, 2005 of Acergy US Inc., S&H Diving, LLC, and Acergy Shipping Ltd. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the basis of presentation as discussed in Note 2) included in this prospectus have been audited by Deloitte & Touche LLP, an independent public accounting firm, as stated in their report appearing herein and are included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

Statistical information regarding offshore drilling and completion spending included in this prospectus has been derived from information compiled and classified by Spears & Associates, Inc.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are not currently subject to the informational requirements of the Securities Exchange Act of 1934. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

CERTAIN DEFINITIONS

Defined below are certain terms helpful to understanding the services rendered and equipment utilized in the marine contracting industry:

•	Dive support vessel (DSV): Specially equipped vessel that performs services and acts as an operational base for divers, ROVs and specialized equipment.

•	Drydock: The process of docking a vessel so that it is fully supported out of the water for the purposes of regulatory certification, inspection, maintenance and repair. Drydocking allows full work access to the vessel hull.

•	Dynamic positioning (DP): Computer-directed thruster systems that use satellite-based positioning and other positioning technologies to ensure the proper counteraction to wind, current and wave forces, enabling the vessel to maintain its position without the use of anchors. Two DP systems (DP-2) are necessary to provide the redundancy required to support safe deployment of divers, while only a single DP system is necessary to support ROV operations.

•	4 point mooring: A mooring system that uses four anchors, which are spooled out to the sea floor by deck-mounted anchor winches, to secure a vessel in open waters.

•	Gulf of Mexico OCS: The Outer Continental Shelf in the Gulf of Mexico, defined as the area in the Gulf of Mexico extending from the shoreline to water depths up to 1,000 feet.

•	Hyperbaric rescue chamber (HRC): An additional chamber, connected to the saturation diving system, that acts as a floating pressurized lifeboat in the event of a vessel emergency.

•	Mixed gas diving: Diving technique used in water depths between 170 and 300 feet. Inert nitrogen in air is replaced with helium, which provides longer bottom times at greater depths and eliminates the narcotic effect of nitrogen under pressure.

•	Moon pool: An opening in the center of a vessel through which a saturation diving system or ROV may be deployed, allowing safer deployment in adverse weather conditions.

•	Multi-purpose support vessel (MSV): A DP DSV that is capable of performing coring and well operations in addition to working in diving and ROV modes.

•	Pipelay and pipe burial: Pipelay barges provide an offshore work station that allow for the welded assembly of multiple sections of pipe on deck. After completing nondestructive testing, the barge pulls forward on the anchor spread moorings and lays out the pipeline on the seafloor. In water depths less than 200 feet, the pipeline is required to have a minimum of three feet of burial cover. Burial is accomplished by digging and jetting out a trenched ditch from under the pipeline.

•	Portable saturation diving system: Saturation diving system that is transportable to various offshore locations. These systems are typically deployed on barges and rigs that do not consistently require deep dive support.

•	Qualified turnkey: Lump-sum bid sent in response to a client’s request for quote. Our bid response contains the following: a defined scope of work, a lump-sum price to complete that work, extra work rates for anything outside the defined scope of work and a list of clarifications and qualifications applicable to the project or contract.

•	Remotely operated vehicle (ROV): Robotic vehicles used to complement, support and increase the efficiency of diving and subsea operations and for tasks beyond the capability of manned diving operations.

•	Saturation diving: Provides for efficient work time on the seafloor in water depths between 200 and 1,000 feet. Divers stay under pressure in a vessel-mounted chamber and are transported to the sea floor in a diving bell. One-time decompression is conducted after completion of the job or a 30-day period, whichever is shorter. A split-level saturation diving system has an additional chamber that allow extra divers to “store” at a different pressure level, which allows the divers to work at different depths.

•	Surface diving: Diving operations conducted in shallower waters, typically limited to depths of approximately 170 feet. At greater depths, bottom times become limited and decompression times increase significantly. Compressed air and communications are supplied to the diver through a dive umbilical, tethered to the surface. Based on factors of depth and time, divers must decompress after each dive.

•	Surface diving system: Dive equipment components required for air or gas surface diving operations, which typically includes air compressors, dive hoses, communication radios, air/gas manifolds and decompression chambers.

INDEX TO FINANCIAL STATEMENTS

Page
Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets as of December 31, 2004 and 2005	F-3
Combined Statements of Operations for the three years ended December 31, 2005	F-4
Combined Statements of Changes in Owner’s Equity for the three years ended December 31, 2005	F-5
Combined Statements of Cash Flows for the three years ended December 31, 2005	F-6
Notes to Combined Financial Statements	F-7
Condensed Combined Balance Sheets at December 31, 2005 (audited) and June 30, 2006 (unaudited)	F-21
Condensed Combined Unaudited Statements of Operations for the six months ended June 30, 2005 and 2006	F-22
Condensed Combined Unaudited Statements of Changes in Owner’s Equity for the six months ended June 30, 2006	F-23
Condensed Combined Unaudited Statements of Cash Flows for the six months ended June 30, 2005 and 2006	F-24
Notes to Condensed Combined Unaudited Interim Financial Statements	F-25
Acergy US Inc.
Report of Independent Registered Public Accounting Firm	F-32
Statement of Revenue and Direct Operating Expenses for the fiscal years ended November 30, 2003, 2004 and 2005 (audited) and the quarter ended February 28, 2006 (unaudited)	F-33
Notes to the Statement of Revenue and Direct Operating Expenses	F-34

The following report is in the form that will be signed upon the completion of the transaction described in the Organization and Basis of Presentation in Note 1 to the combined financial statements.

/s/ Ernst & Young LLP

Houston, Texas
May 30, 2006

Report of Independent Registered Public Accounting Firm

BOARD OF DIRECTORS
HELIX ENERGY SOLUTIONS GROUP, INC.

We have audited the accompanying combined balance sheets of Cal Dive International, Inc. and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related combined statements of operations, changes in owner’s equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Cal Dive International, Inc. and subsidiaries at December 31, 2005, and 2004, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Houston, Texas

May 30, 2006, except as to the Organization and Basis of Presentation in Note 1, as to which date is             , 2006.

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Combined Balance Sheets
(in thousands)

	December 31,
	2004	2005

ASSETS
Current assets:
Cash and cash equivalents	$—	$—
Accounts receivable —
Trade, net of allowance for doubtful accounts of $4,641 and $26, respectively	28,989	75,713
Unbilled revenue	5,027	13,608
Deferred income taxes	3,538	1,939
Assets held for sale	2,989	7,936
Other current assets	6,022	11,288

Total current assets	46,565	110,484

Gross property and equipment	145,922	173,841
Less — Accumulated depreciation	(69,593)	(60,237)

Net property and equipment	76,329	113,604

Other assets:
Equity investment	—	11,513
Goodwill	14,973	27,814
Other assets, net	6,950	14,469

Total assets	$144,817	$277,884

LIABILITIES AND OWNER’S EQUITY
Current liabilities:
Accounts payable	$13,549	$32,034
Accrued liabilities	13,889	41,835

Total current liabilities	27,438	73,869

Deferred income taxes	24,209	22,621
Other long term liabilities	662	3,611

Total liabilities	52,309	100,101

Commitments and contingencies	—	—
Owner’s equity:
Unearned compensation	—	(1,898)
Owner’s net investment	92,508	179,681

Total owner’s equity	92,508	177,783

Total liabilities and owner’s equity	$144,817	$277,884

The accompanying notes are an integral part of these combined financial statements.

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Combined Statements of Operations
(in thousands)

	Year Ended December 31,
	2003	2004	2005

Net revenues	$135,488	$125,786	$224,299
Cost of sales	108,479	101,583	152,586

Gross profit	27,009	24,203	71,713
Gain on sale of assets	—	—	270
Selling and administrative expenses	10,337	12,318	16,730

Income from operations	16,672	11,885	55,253

Equity in earnings of investment	—	—	2,817
Interest income	—	—	45

Income before income taxes	16,672	11,885	58,115
Provision for income taxes	5,870	4,211	20,385

Net income	$10,802	$7,674	$37,730

The accompanying notes are an integral part of these combined financial statements.

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Combined Statements of Changes in Owner’s Equity
(in thousands)

	Owner’s Net	Unearned	Total
	Investment	Compensation	Owner’s Equity

Balances at December 31, 2002	$123,516	$—	$123,516
Net income	10,802	—	10,802
Capital contributions by owner	2,584	—	2,584
Cash transfers to owner	(26,370)	—	(26,370)

Balances at December 31, 2003	$110,532	$—	$110,532
Net income	7,674	—	7,674
Capital contributions by owner	2,912	—	2,912
Cash transfers to owner	(28,610)	—	(28,610)

Balances at December 31, 2004	$92,508	$—	$92,508
Net income	37,730	—	37,730
Stock grants in owner’s stock plan	2,124	(2,124)	—
Amortization of stock grants in owner’s stock plan	—	226	226
Capital contributions by owner	77,788	—	77,788
Cash transfers to owner	(30,469)	—	(30,469)

Balances at December 31, 2005	$179,681	$(1,898)	$177,783

The accompanying notes are an integral part of these combined financial statements.

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Combined Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2003	2004	2005

Cash Flows From Operating Activities:
Net income	$10,802	$7,674	$37,730
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,209	15,510	15,308
Assets impairment charges	—	3,900	790
Equity in earnings of investment	—	—	(2,817)
Stock compensation expense	—	—	226
Deferred income taxes	3,233	(970)	11
Gain on sale of assets	—	—	(270)
Changes in operating assets and liabilities:
Accounts receivable, net	8,624	54	(55,305)
Other current assets	1,178	258	(3,494)
Accounts payable and accrued liabilities	(7,266)	6,272	46,431
Other noncurrent, net	(5,410)	(4,088)	(6,382)

Net cash provided by operating activities:	26,370	28,610	32,228

Cash Flows From Investing Activities:
Capital expenditures	(2,784)	(2,912)	(36,407)
Acquisition of businesses	—	—	(42,917)
Equity investment	—	—	(1,696)
Loan to Offshore Technology Solutions Limited	—	—	(1,500)
Proceeds from sales of property	200	—	2,973

Net cash used in investing activities:	(2,584)	(2,912)	(79,547)

Cash Flows From Financing Activities:
Cash transfers from owner for investing activities	2,584	2,912	79,547
Cash transfers to owner from operating activities	(26,370)	(28,610)	(32,228)

Net cash provided by (used in) financing activities	(23,786)	(25,698)	47,319

Net increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents:
Balance, beginning of year	—	—	—

Balance, end of year	$—	$—	$—

The accompanying notes are an integral part of these combined financial statements.

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Combined Financial Statements

1.	Organization and Basis of Presentation

Cal Dive International, Inc. and subsidiaries (“CDI” or the “Company”) is currently a wholly-owned subsidiary of Helix Energy Solutions Group, Inc. (“Helix”). On February 27, 2006, Helix announced a plan to separate its shallow water marine contracting business into a separate company. As part of the plan, Helix intends to complete an initial public offering (“IPO”) of less than 50% of the Company’s common stock. Helix and its subsidiaries will contribute and transfer to the Company all of the assets and liabilities of the shallow water marine contracting business prior to completion of the IPO. Following the contribution and transfer by Helix, the Company will own and operate a diversified fleet of 26 vessels, including 23 surface and saturation diving support vessels capable of operating in water depths of up to 1,000 feet as well as three shallow water pipelay vessels.

These financial statements reflect the combined financial position and results of the shallow water marine contracting business of Helix and related assets and liabilities, results of operations and cash flows for this segment as carved out of the accounts of Helix and as though the shallow water marine contracting business had been a separate stand-alone company for the respective periods presented.

The shallow water marine contracting business of Helix has operated within Helix’s corporate cash management program for all periods presented. For purposes of presentation in the Combined Statements of Cash Flows, net cash flows provided by the operating activities of the Company are presented as cash transfers to owner under cash flows from financing activities. Additionally, net cash flows used in investing activities of the Company are presented as cash transfers from owner under cash flows from financing activities. This presentation results in the combined financial statements reflecting no cash balances for all periods presented as if all excess cash has been transferred to Helix as described. These financial statements have been prepared using Helix’s historical basis in the assets and liabilities and the historical results of operations relating to the shallow water marine contracting business of Helix.

Cash transfers to owner and cash transfers from owner as disclosed under cash flows from financing activities have also been reflected as changes to the balances in total owner’s equity as presented in the Combined Statements of Changes in Owner’s Equity.

Certain management, administrative and operational services of Helix have been shared between the shallow water marine contracting business and other Helix business segments for all periods presented. For purposes of financial statement presentation, the costs for these shared services has been allocated to the Company based on actual direct costs incurred, or allocated based on headcount, work hours and revenues. See Note 3 — “Related Party Transactions.”

The operations of the Company are included in the consolidated federal income tax returns of Helix. The Company’s provision for income taxes has been computed as if the Company completed and filed separate federal income tax returns for all periods presented except that no benefits for employee stock option exercises related to Helix common stock have been recognized or reflected herein. Tax benefits recognized on these employee stock options have been and will continue to be retained by Helix.

2.	Summary of Significant Accounting Policies

Principles of Combination

The accompanying combined financial statements include the accounts of the shallow water marine contracting business of Helix and Helix’s 40% interest in Offshore Technology Solutions Limited (“OTSL”). All intercompany accounts and transactions have been eliminated. The Company accounts for its interest in OTSL under the equity method of accounting as the Company does not have voting or operational control of OTSL.

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Combined Financial Statements — (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to bad debts, equity investments, intangible assets and goodwill, property and equipment, income taxes, workers’ compensation insurance and contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Revenue Recognition

We recognize our revenue according to the type of contract involved. Revenues are derived from contracts that are typically of short duration. These contracts contain either lump-sum turnkey provisions or provisions for specific time, material and equipment charges, which are billed in accordance with the terms of such contracts. The Company recognizes revenue as it is earned at estimated collectible amounts.

Revenues generated from specific time, materials and equipment contracts are generally earned on a dayrate basis and recognized as amounts are earned in accordance with contract terms. In connection with these contracts, we may receive revenues for mobilization of equipment and personnel. In connection with new contracts, revenues related to mobilization are deferred and recognized over the period in which contracted services are performed using the straight-line method. Incremental costs incurred directly for mobilization of equipment and personnel to the contracted site, which typically consist of materials, supplies and transit costs, are also deferred and recognized over the period in which contracted services are performed using the straight-line method. Our policy to amortize the revenues and costs related to mobilization on a straight-line basis over the estimated contract service period is consistent with the general pace of activity, level of services being provided and dayrates being earned over the service period of the contract. Mobilization costs to move vessels when a contract does not exist are expensed as incurred.

Revenue on significant turnkey contracts is recognized on the percentage-of-completion method based on the ratio of costs incurred to total estimated costs at completion. In determining whether a contract should be accounted for using the percentage-of-completion method, we consider whether:

•	the customer provides specifications for the construction of facilities or for the provision of related services;

•	we can reasonably estimate our progress towards completion and our costs;

•	the contract includes provisions as to the enforceable rights regarding the goods or services to be provided, consideration to be received and the manner and terms of payment;

•	the customer can be expected to satisfy its obligations under the contract; and

•	we can be expected to perform our contractual obligations.

Under the percentage-of-completion method, we recognize estimated contract revenue based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of our control, may also affect the progress and estimated cost of a project’s completion and, therefore, the timing of income and revenue recognition. We routinely review

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Combined Financial Statements — (Continued)

estimates related to our contracts and reflect revisions to profitability in earnings on a current basis. If a current estimate of total contract cost indicates an ultimate loss on a contract, we recognize the projected loss in full when it is first determined. The Company recognizes additional contract revenue related to claims when the claim is probable and legally enforceable.

Unbilled revenue represents revenue attributable to work completed prior to period end which has not yet been invoiced. All amounts included in unbilled revenue at December 31, 2005 are expected to be billed and collected within one year.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Company establishes an allowance for uncollectible accounts receivable based on historical experience and any specific customer collection issues that the Company has identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined the balance will not be collected.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided primarily on the straight-line method over the estimated useful lives of the assets. The following is a summary of the components of property and equipment (dollars in thousands):

	Estimated	December 31,
	Useful Life	2004	2005

Vessels	15 to 20 years	$131,412	$142,036
Machinery and equipment	5 years	13,163	25,749
Buildings and leasehold improvements	4 to 20 years	1,347	6,056

Total property and equipment		$145,922	$173,841

The cost of repairs and maintenance is charged to operations as incurred, while the cost of improvements is capitalized. Total repair and maintenance charges were $6.4 million, $3.9 million and $7.5 million for the years ended December 31, 2003, 2004 and 2005, respectively.

For long-lived assets to be held and used, excluding goodwill, the Company bases its evaluation of recoverability on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist. The Company’s marine vessels are assessed on a vessel by vessel basis. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. Impairment expenses are included as a component of cost of sales. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, is based on an estimate of discounted cash flows. The Company recorded impairment charges of $3.9 million and $790,000 in 2004 and 2005, respectively, on certain vessels that met the impairment criteria. Such charges are included in cost of sales in the accompanying Combined Statements of Operations. These assets were subsequently sold in 2005 and 2006, for an aggregate gain on the disposals of approximately $322,000. There were no such impairments during 2003.

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Combined Financial Statements — (Continued)

Assets are classified as held for sale when the Company has a plan for disposal of certain assets and those assets meet the held for sale criteria. At December 31, 2004 and 2005 the Company classified certain assets intended to be disposed of within a 12-month period as assets held for sale totaling $3.0 million and $7.9 million, respectively.

Recertification Costs and Deferred Drydock Charges

The Company’s vessels are required by regulation to be recertified after certain periods of time. These recertification costs are incurred while the vessel is in drydock. In addition, routine repairs and maintenance are performed and, at times, major replacements and improvements are performed. The Company expenses routine repairs and maintenance as they are incurred. The Company defers and amortizes drydock and related recertification costs over the length of time for which the Company expects to receive benefits from the drydock and related recertification, which is generally 30 months. Vessels are typically available to earn revenue for the 30-month period between drydock and related recertification processes. A drydock and related recertification process typically lasts one to two months, a period during which the vessel is not available to earn revenue. Major replacements and improvements, which extend the vessel’s economic useful life or functional operating capability, are capitalized and depreciated over the vessel’s remaining economic useful life. Inherent in this process are estimates the Company makes regarding the specific cost incurred and the period that the incurred cost will benefit.

As of December 31, 2004 and 2005, capitalized deferred drydock and related recertification costs (included in other assets, net) totaled $6.9 million and $8.3 million, respectively. During the years ended December 31, 2003, 2004 and 2005, drydock amortization expense was $3.7 million, $4.3 million and $5.5 million, respectively.

Goodwill and Other Intangible Assets

The Company tests for the impairment of goodwill on at least an annual basis. The Company tests for the impairment of other intangible assets when impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions are present. The Company’s goodwill impairment test involves a comparison of the fair value with its carrying amount. The fair value is determined using discounted cash flows and other market-related valuation models. The Company completed its annual goodwill impairment test as of November 1, 2005. At December 31, 2004 and 2005 the Company had goodwill of $15.0 million and $27.8 million, respectively. The $12.8 million increase in goodwill resulted from the Acergy acquisition, which closed in November 2005. None of the Company’s goodwill was impaired based on the impairment test performed as of November 1, 2005. The 2005 annual impairment test excluded the goodwill for the Acergy acquisition. For the Acergy acquisition, the preliminary allocation of the purchase price was based upon preliminary valuations, and estimates and assumptions are subject to change upon the receipt and management’s review of the final valuations. The primary areas of the purchase price allocation that are not yet finalized relate to identifiable intangible assets and residual goodwill. The final valuation of net assets is expected to be completed no later than one year from the acquisition date. See Note 5 to the combined financial statements included herein. The Company will continue to test its goodwill annually on a consistent measurement date unless events occur or circumstances change between annual tests that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Equity Investment

The Company periodically reviews the investment in OTSL for impairment. Recognition of a loss would occur when the decline in an investment is deemed other than temporary. In determining whether the decline

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Combined Financial Statements — (Continued)

is other than temporary, the Company considers the cyclical nature of the industry in which the investment operates, its historical performance, its performance in relation to peers and the current economic environment. During 2005, no impairment indicators existed.

Income Taxes

The operations of the Company are included in a consolidated federal income tax return filed by Helix. However, for financial reporting purposes, the Company’s provision for income taxes has been computed on the basis as if the Company completed and filed separate federal income tax returns for all periods presented except that all tax benefits recognized on employee stock plans are retained by Helix. Deferred income taxes are based on the differences between financial reporting and tax bases of assets and liabilities. The Company utilizes the liability method of computing deferred income taxes. The liability method is based on the amount of current and future taxes payable using tax rates and laws in effect at the balance sheet date. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

Stock-Based Compensation Plans

The Company does not have any stock-based compensation plans. However, certain employees of the Company have participated in Helix’s stock-based compensation plans. Helix used the intrinsic value method of accounting for its stock-based compensation programs through December 31, 2005. Accordingly, no compensation expense was recognized by Helix or the Company when the exercise price of an employee stock option was equal to the common share market price on the grant date. All tax benefits recognized on employee stock plans are retained by Helix.

The following table reflects the Company’s pro forma results if the fair value accounting method under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”) had been used for the Company’s employees who participated in the Helix plans, with the pro forma expense being allocated to the Company based on the options outstanding to employees of the Company (in thousands):

	Year Ended December 31,
	2003	2004	2005

Net income as reported	$10,802	$7,674	$37,730
Plus: Stock-based employee compensation cost included in reported net income	—	—	226
Less: Total stock-based compensation costs determined under the fair value method	(1,635)	(1,087)	(576)

Pro forma net income	$9,167	$6,587	$37,380

For the purposes of pro forma disclosures, the fair value of each option grant was estimated by Helix on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used: expected dividend yield of 0%; expected lives ranging from three to 10 years, risk-free interest rate of 4.0% in 2003 and 2004, and expected volatility of 56% in 2003 and 2004. There were no stock option grants in 2005. The fair value of shares issued under the Helix Employee Stock Purchase Plan was based on the 15% discount received by the employees. The weighted average per share fair value of the options granted by Helix in 2003 and 2004 was $6.37 and $8.80, respectively. The estimated fair value of the options is amortized to pro forma expense over the vesting period, which ranges from three to five years. See

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Combined Financial Statements — (Continued)

“Recently Issued Accounting Principles” in this footnote for a discussion of the Company’s adoption of SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”).

Major Customers and Concentration of Credit Risk

The Company’s customers consist primarily of major and independent oil and natural gas producers, pipeline transmission companies and offshore engineering and construction firms. The capital expenditures of the Company’s customers are generally dependent on their views of future oil and gas prices and successful offshore drilling activity. The Company performs ongoing credit evaluations of its customers and provides allowances for probable credit losses when necessary. The percent of revenue of major customers was as follows: 2003 — Emigar International (15%) and Horizon Offshore Contractors (10%); 2004 — Lighthouse R&D Enterprises (12%) and Shell (11%); and 2005 — BP (13%) and Lighthouse R&D Enterprises (11%).

Statement of Cash Flow Information

The Company defines cash and cash equivalents as cash and all highly liquid financial instruments with original maturities of less than three months. All cash transactions are settled and managed through Helix bank accounts and related facilities. The Company had no cash or cash equivalents as of December 31, 2003, 2004 and 2005.

Recently Issued Accounting Principles

In December 2004, the FASB issued SFAS No. 123R, which replaces SFAS No. 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period in fiscal 2006, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. Helix and the Company adopted SFAS No. 123R on January 1, 2006. Under SFAS No. 123R, the Company will use the Black-Scholes fair value model for valuing share-based payments and recognize compensation cost on a straight-line basis over the respective vesting period. The Company selected the modified-prospective method of adoption which requires that compensation expense be recorded for all unvested stock options and restricted stock beginning in 2006 as the requisite service is rendered. In addition to the compensation cost recognition requirements, SFAS No. 123R also requires the tax deduction benefits for an award in excess of recognized compensation cost be reported as a financing cash flow rather than as an operating cash flow, which was required under SFAS No. 95, Statement of Cash Flows. The adoption did not have a material impact on the Company’s consolidated results of operations and cash flows.

3.	Related Party Transactions

The Company’s working capital requirements have historically been part of the corporate cash management program of Helix. The operating cash flows generated by the Company have been reflected as cash transfers to owner in owner’s net investment, a component of total owner’s equity. The cash funding for investing activities of the Company have been reflected as cash transfers from owner in owner’s net investment.

Helix provides to the Company certain management and administrative services including: (i) accounting, treasury, payroll and other financial services; (ii) legal and related services; (iii) information systems, network and communication services; (iv) employee benefit services; and (v) corporate facilities management services. Total allocated costs from Helix for such services were approximately $7.0 million, $7.3 million and $8.5 million for the years ended December 31, 2003, 2004, and 2005, respectively.

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Combined Financial Statements — (Continued)

The Company provides to Helix operational and field support services including: (i) training and quality control services; (ii) marine administration services; (iii) supply chain and base operation services; (iv) environmental, health and safety services; (v) operational facilities management services; and (vi) human resources. Total allocated costs to Helix for such services were approximately $3.3 million, $3.2 million and $4.1 million for the years ended December 31, 2003, 2004, and 2005, respectively.

The Company anticipates executing a corporate services agreement with Helix that will provide services similar to the services discussed above. These services will be provided for a period of time subsequent to the separation and will be charged based upon actual direct costs incurred or allocated based on headcount, work hours and revenues.

The operations of the Company are included in a consolidated federal income tax return filed by Helix. The Company’s provision for income taxes has been computed on the basis that the Company has completed and filed separate consolidated federal income tax returns except that no benefits for employee stock option exercises related to Helix stock have been recognized or reflected herein. Tax benefits recognized on these employee stock options exercises have been and will continue to be retained by Helix. The Company’s accounting policy and provision for income taxes are further disclosed in Notes 1, 2 and 8.

The Company’s employees participate in Helix employee benefit plans, including employee medical insurance and a defined contribution 401(k) retirement plan. These costs are recorded as a component of operating expenses and were approximately $2.5 million, $2.5 million and $3.3 million for the years ended December 31, 2003, 2004, and 2005, respectively. Helix’s defined contribution 401(k) retirement plan and the Company’s cost related to its employees’ participation are further disclosed in Note 10.

During 2003, the Company was paid $2.2 million by Ocean Energy, Inc. (“Ocean”), an oil and gas industry customer, for marine contracting services. A member of the Helix board of directors was a member of senior management of Ocean (now part of Devon Energy Corp.).

The Company will enter into agreements with Helix that will govern the relationship between Helix and the Company after the IPO and will provide for, among other things, the provision of services by Helix to the Company and the allocation of employee benefit, tax and other liabilities and obligations attributable or related to periods or events prior to and in connection with the IPO. The agreements will include, among others, a master agreement, corporate services agreement, registration rights agreement, tax matters agreement and employee matters agreement. The effects of these contractual agreements, the separation from Helix and our operating as a standalone public entity could impact our results of operations and financial position prospectively by increasing expenses in areas that include but are not limited to litigation and other legal matters, compliance with the Sarbanes-Oxley Act and other corporate compliance matters, insurance and claims management and the related cost of insurance, as well as general overall purchasing power.

4.	Acquisition of Torch Offshore, Inc. Assets

In a bankruptcy auction held in June 2005, Helix was the high bidder for seven vessels and a portable saturation system for $85.6 million, subject to the terms of an amended and restated asset purchase agreement, executed in May 2005, with Torch Offshore, Inc. and its wholly owned subsidiaries, Torch Offshore, L.L.C. and Torch Express, L.L.C. This transaction received regulatory approval, including completion of a review pursuant to a Second Request from the U.S. Department of Justice, in August 2005 and subsequently closed. The total purchase price for the Torch vessels was approximately $85.6 million, including certain costs incurred related to the transaction. The acquisition was an asset purchase with the acquisition price allocated to the assets acquired based upon their estimated fair values. Pursuant to the terms of the Master Agreement, Helix conveyed to CDI six of the seven vessels and the portable saturation system at its cost of approximately

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Combined Financial Statements — (Continued)

$26.4 million (including assets held for sale). The results of the acquired vessels are included in the accompanying Combined Statements of Operations since the date of the purchase, August 31, 2005.

5.	Acquisition of Acergy (formerly known as Stolt Offshore) Business

In April 2005, Helix agreed to acquire the diving and shallow water pipelay assets of Acergy that operate in the waters of the Gulf of Mexico and Trinidad. The transaction included: seven diving support vessels; two diving and pipelay vessels (the Kestrel and the DLB801); a portable saturation diving system; various general diving equipment and Louisiana operating bases at the Port of Iberia and Fourchon. The transaction required regulatory approval, including the completion of a review pursuant to a Second Request from the U.S. Department of Justice. On October 18, 2005, Helix received clearance from the U.S. Department of Justice to close the asset purchase from Acergy. Under the terms of the clearance, Helix will divest two diving support vessels and a portable saturation diving system from the combined asset package acquired through this transaction and the Torch transaction which closed August 31, 2005. These assets were included in assets held for sale totaling $7.8 million as of December 31, 2005. On November 1, 2005, Helix closed the transaction to purchase the Acergy diving assets operating in the Gulf of Mexico. The acquisition was accounted for as a business purchase with the acquisition price allocated to the assets acquired and liabilities assumed based upon their estimated fair values, with the excess being recorded as goodwill. The results of the acquisition are included in the accompanying Combined Statements of Operations since the date of the purchase. Helix acquired the DLB801 in January 2006 for approximately $38.0 million and the Kestrel for approximately $39.9 million in March 2006.

The preliminary allocation of the purchase price was based upon preliminary valuations, and estimates and assumptions are subject to change upon the receipt and management’s review of the final valuations. The primary areas of the purchase price allocation that are not yet finalized relate to vessel valuations and residual goodwill. The final valuation of net assets is expected to be completed no later than one year from the acquisition date. The preliminary purchase price allocation as of December 31, 2005 presented below together with the acquisition prices for the DLB801 and the Kestrel and $3.2 million of transaction costs aggregate to a total transaction value of approximately $124 million. The customer relationship intangible asset included in the table below is amortized over eight years on a straight-line basis, or approximately $463,000 per year.

As of December 31, 2005, the preliminary allocation of the Acergy purchase price is as follows (in thousands):

Vessels	$11,930
Goodwill	12,841
Portable saturation system and diving equipment	9,498
Facilities, land and leasehold improvements	4,319
Customer relationships intangible asset	3,698
Materials and supplies	631

Total	$42,917

Subsequent to the purchase of the DLB801, Helix sold a 50% interest in the vessel in January 2006 for approximately $19.0 million. Helix received $6.5 million in cash in 2005 and a $12.5 million interest-bearing promissory note in 2006. Helix has received $9.0 million of the promissory note and expects to collect the remaining balance in the second quarter of 2006. Subsequent to the sale of the 50% interest, Helix entered into a 10-year charter lease agreement with the purchaser, in which the lessee has an option to purchase the remaining 50% interest in the vessel beginning in January 2009. This lease was accounted for as an operating lease. Included in Helix’s lease accounting analysis was an assessment of the likelihood of the lessee

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Combined Financial Statements — (Continued)

performing under the full term of the lease. Minimum future rentals to be received on this lease are $73.0 million over the next 10 years ($7.3 million per year). In addition, under the lease agreement, the lessee is able to credit $2.4 million of its lease payments per year against the remaining 50% interest in the DLB801 not already owned.

Pursuant to the terms of the Master Agreement, Helix will convey to CDI at its costs all the assets acquired from Acergy including its remaining 50% interest in the DLB801 and the related 10-year charter lease agreement.

Unaudited pro forma combined operating results of the Company and the Acergy acquisition for the years ended December 31, 2004 and 2005, respectively, were as follows as if the acquisition occurred January 1, 2004 (in thousands):

	Year Ended
	December 31,
	2004	2005

Net revenues	$287,717	$464,543
(Loss) income before income taxes	$(24,645)	$64,136
Net (loss) income	$(16,071)	$41,644

6.	Equity Investment

In July 2005, Helix acquired a 40% minority ownership interest in OTSL in exchange for the Helix’s DP DSV Witch Queen. Helix’s investment in OTSL totaled $11.5 million at December 31, 2005. OTSL provides marine construction services to the oil and natural gas industry in and around Trinidad and Tobago, as well as the U.S. Gulf of Mexico. Effective December 31, 2003, Helix adopted and applied the provisions of FASB Interpretation (“FIN”) No. 46, Consolidation of Variable Interest Entities, as revised December 31, 2003, for all variable interest entities. FIN 46 requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. OTSL qualified as a variable interest entity (“VIE”) under FIN 46. Helix (and the Company) has determined that it is not the primary beneficiary of OTSL and, thus, has not consolidated the financial results of OTSL. Helix accounts for its investment in OTSL under the equity method of accounting.

Further, in conjunction with its investment in OTSL, Helix entered into a one-year, unsecured $1.5 million working capital loan, bearing interest at 6% per annum, with OTSL. Interest is due quarterly beginning September 30, 2005 with a lump-sum principal payment due on June 30, 2006.

In the third and fourth quarters of 2005, OTSL contracted the Witch Queen to Helix for certain services to be performed in the U.S. Gulf of Mexico. Helix incurred costs under its contract with OTSL totaling approximately $11.1 million during the third and fourth quarters of 2005.

Pursuant to the terms of the Master Agreement, Helix will convey to CDI its ownership interest and rights in OTSL along with the related unsecured $1.5 million working capital loan.

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Combined Financial Statements — (Continued)

7.	Accrued Liabilities

Accrued liabilities consisted of the following as of December 31, 2004 and 2005 (in thousands):

	Year Ended
	December 31,
	2004	2005

Accrued payroll and related benefits	$2,925	$5,370
Accrued insurance	2,953	3,172
Insurance claims to be reimbursed	2,120	2,678
Accrued income taxes payable	5,181	20,374
Deposits	—	10,000
Other	710	241

Total accrued liabilities	$13,889	$41,835

8.	Income Taxes

The operations of the Company are included in a consolidated federal income tax return filed by Helix. The Company’s provision for income taxes has been computed on the basis as if the Company has completed and filed separate consolidated federal income tax returns for all periods presented except that no benefits for employee stock option exercises related to Helix stock have been recognized or reflected herein. Tax benefits recognized on employee stock options exercises are retained by Helix.

Components of the provision for income taxes reflected in the statements of operations consist of the following (in thousands):

	Year Ended
	December 31,
	2003	2004	2005

Current	$2,637	$5,181	$20,374
Deferred	3,233	(970)	11

	$5,870	$4,211	$20,385

Current foreign income tax expense totaled $2.3 million in 2005. No foreign income tax was incurred in 2003 and 2004, respectively.

Income taxes have been provided based on the U.S. statutory rate of 35% adjusted for items that are allowed as deductions for federal income tax reporting purposes but not for book purposes. The primary differences between the statutory rate and the Company’s effective rate were as follows:

	Year Ended
	December 31,
	2003	2004	2005

Statutory rate	35.0%	35.0%	35.0%
Other	0.2	0.4	0.1

Effective rate	35.2%	35.4%	35.1%

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Combined Financial Statements — (Continued)

Deferred income taxes result from the effect of transactions that are recognized in different periods for financial and tax reporting purposes. The nature of these differences and the income tax effect of each as of December 31, 2004 and 2005 were as follows (in thousands):

	December 31,
	2004	2005

Deferred tax liabilities:
Depreciation	$21,416	$19,506
Deferred drydock costs	2,431	2,894
Prepaid and other	362	1,555

Total deferred tax liabilities	$24,209	$23,955

Deferred tax assets:
Allowance for doubtful accounts	$(2,124)	$(646)
Reserves, accrued liabilities and other	(1,414)	(2,627)

Total deferred tax assets	$(3,538)	$(3,273)

Net deferred tax liability	$20,671	$20,682

All tax obligations owed by the Company have been paid or are settled by Helix. Tax obligations and their settlements are activities included as a part of the cash flows from operating activities in the combined statements of cash flows.

9.	Commitments and Contingencies

Lease Commitments

The Company leases several facilities under noncancelable operating leases. Future minimum rentals under these leases are approximately $4.3 million at December 31, 2005, with $0.6 million due in 2006, $0.6 million in 2007, $0.6 million in 2008, $0.6 million in 2009, $0.3 million in 2010 and $1.6 million thereafter. Total rental expense under these operating leases was approximately $0.4 million, $0.5 million and $0.7 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Insurance

Through Helix, the Company carries Hull and Increased Value insurance, which provides coverage for physical damage to an agreed amount for each vessel. The Company maintains deductibles that vary between $250,000 and $350,000 based on the value of each vessel. The Company also carries Protection and Indemnity insurance which covers liabilities arising from the operation of the vessel and General Liability insurance, which covers liabilities arising from construction operations. The deductible on both the P&I and General Liability is $100,000 per occurrence. Onshore employees are covered by Workers’ Compensation. Offshore employees, including divers and tenders and marine crews, are covered by a Maritime Employers Liability insurance policy, which covers Jones Act exposures and includes a deductible of $100,000 per occurrence plus a $1 million annual aggregate. In addition to the liability policies named above, the Company carries various layers of Umbrella Liability for a total limit of $300,000,000 in excess of primary limits. The Company’s self-insured retention on its medical and health benefits program for employees is $130,000 per participant.

The Company incurs workers’ compensation and other insurance claims in the normal course of business, which management believes are covered by insurance. The Company, its insurers and legal counsel analyze each claim for potential exposure and estimate the ultimate liability of each claim. Amounts due from insurance companies, above the applicable deductible limits, are reflected in other current assets in the

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Combined Financial Statements — (Continued)

combined balance sheets. Such amounts were $2.1 million and $2.7 million as of December 31, 2004 and 2005, respectively. See related accrued liabilities at Note 7. The Company has not historically incurred significant losses as a result of claims denied by its insurance carriers.

Litigation and Claims

The Company is involved in various legal proceedings, primarily involving claims for personal injury under the General Maritime Laws of the United States and the Jones Act as a result of alleged negligence. In addition, we from time to time incur other claims, such as contract disputes, in the normal course of business. Although these matters have the potential of significant additional liability, the Company believes the outcome of all such matters and proceedings will not have a material adverse effect on its consolidated financial position, results of operations or cash flows. Pursuant to the terms of the Master Agreement, we will assume and indemnify Helix for liabilities related to our business.

Purchase Commitment

In December 2005, Helix entered into a memorandum of understanding to acquire the business of Singapore-based Fraser Diving International Ltd (“FDI”) for $23.5 million. FDI owns six portable saturation diving systems and 15 surface diving systems that operate primarily in Southeast Asia and the Middle East. As a part of the proposed purchase, in December 2005 a payment of $2.5 million was made to FDI for the purchase of one of the portable saturation diving systems. Helix also paid FDI $2.5 million and issued an irrevocable letter of credit for an additional $2.5 million to FDI that constitutes a non-refundable deposit totaling $5 million. This deposit will be credited against the purchase price upon closing the transaction or forfeited to the shareholders of FDI in the event the transaction is not completed by August 1, 2006. Pursuant to the terms of the Master Agreement, Helix conveyed to CDI its interests, obligations and terms associated with this purchase commitment.

10.	Employee Benefit Plans

Defined Contribution Plan

The Company’s employees are eligible to participate in the defined contribution 401(k) retirement plan provided by Helix for the purpose of providing retirement benefits for substantially all employees. Both the employees and the Company make contributions to the plan. The Company matches a portion of an employee’s contribution. The Company’s contributions are in the form of cash and are determined annually as 50% of each employee’s contribution up to 5% of the employee’s salary. The Company’s costs related to its employees participating in this plan totaled $199,000, $215,000 and $405,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

Stock-Based Compensation Plans

Under an incentive plan provided by Helix, a maximum of 10% of the total shares of Helix common stock issued and outstanding may be granted to key executives and selected employees of Helix and the Company who are likely to make a significant positive impact on the reported net income of Helix as well as non-employee members of the board of directors. The incentive plan is administered by a committee that determines, subject to approval of the Helix compensation committee of the board of directors, the type of award to be made to each participant and sets forth in the related award agreement the terms, conditions and limitations applicable to each award. The committee may grant stock options, stock appreciation rights, or stock and cash awards. Awards granted to employees under the incentive plan typically vest 20% per year for a five-year period or 33% per year for a three-year period, have a maximum exercise life of three, five or 10 years and, subject to certain exceptions, are not transferable.

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Combined Financial Statements — (Continued)

On January 3, 2005, Helix granted certain CDI executives 16,670 restricted shares under the Incentive Plan. The shares vest 20% per year for a five-year period. The market value (based on the quoted price of the common stock on the business day prior to the date of the grant) of the restricted shares was $19.56 per share, or $326,000, at the date of the grant and was recorded as unearned compensation, a component of owner’s equity through December 31, 2005. Upon adoption of SFAS No. 123R in 2006, awards will be amortized directly to expense and additional paid in capital (a component of Common Stock). The balance in unearned compensation was reversed in January 2006.

On November 1, 2005, a certain key executive of the Company was granted 58,072 restricted shares under the Incentive Plan of Helix. The shares vest in two tranches. Tranche 1 (41,916 restricted shares) vests on February 1, 2007. Tranche 2 (16,156 restricted shares) vests upon successful completion of a specific, company-identified corporate objective. The market value of the restrictive shares was $30.95 per share, or $1.8 million, at the date of the grant and was recorded by the Company as unearned compensation, a component of owner’s equity through December 31, 2005.

The amounts related to restricted share grants are being charged to expense over the respective vesting periods. Amortization of unearned compensation totaled $226,000 for the Company in the year ended December 31, 2005.

On January 3, 2006, Helix granted certain CDI executives 22,885 restricted shares under the Incentive Plan. The shares vest 20% per year for a five-year period. The market value of the restricted shares was $35.89 per share, or $821,000, at the date of the grant.

The Company’s employees are also eligible to participate in a qualified, non-compensatory Employee Stock Purchase Plan (“ESPP”) provided by Helix, which allows employees to acquire shares of common stock through payroll deductions over a six-month period. The purchase price is equal to 85% of the fair market value of the common stock on either the first or last day of the subscription period, whichever is lower. Purchases under the plan are limited to 10% of an employee’s base salary. Under this plan 105,144, 93,580 and 79,878 shares of common stock were purchased in the open market at a weighted average share price of $10.87, $13.58 and $23.11 during 2003, 2004 and 2005, respectively. The Company’s employees represent approximately 37% of the total participation in this plan.

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Combined Financial Statements — (Continued)

11.	Allowance for Uncollectible Accounts

The following table sets forth the activity in the Company’s allowance for uncollectible accounts for each of the three years in the period ended December 31, 2005 (in thousands):

	Year Ended December 31,
	2003	2004	2005

Beginning balance	$4,383	$5,087	$4,641
Additions	1,579	1,225	411
Deductions	(875)	(1,671)	(5,026)

Ending balance	$5,087	$4,641	$26

See Note 2 for discussion regarding the Company’s accounting policy on accounts receivable and allowance for uncollectible accounts.

12.	Business Segment Information

The Company has one reportable segment, Marine Contracting. The Company performs a portion of its marine contracting services in foreign waters. For the years ended December 31, 2003, 2004 and 2005, the Company derived revenues of $48.0 million, $19.6 million and $33.6 million, respectively, from foreign locations. The remainder of the Company’s revenues were generated in the U.S. Gulf of Mexico.

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Condensed Combined Balance Sheets
(in thousands)

	December 31,	June 30,
	2005	2006
		(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$—	$4
Accounts receivable —
Trade, net of allowance for doubtful accounts of $26 and $432, respectively	75,713	109,480
Unbilled revenue	13,608	12,313
Deferred income taxes	1,939	3,248
Assets held for sale	7,936	1,000
Notes receivable	1,500	5,353
Other current assets	9,788	8,791

Total current assets	110,484	140,189

Gross property and equipment	173,841	246,663
Less — Accumulated depreciation	(60,237)	(62,951)

Net property and equipment	113,604	183,712

Other assets:
Equity investment	11,513	14,096
Goodwill	27,814	26,666
Other assets, net	14,469	16,814

Total assets	$277,884	$381,477

LIABILITIES AND OWNER’S EQUITY
Current liabilities:
Accounts payable	$32,034	$41,336
Accrued liabilities	41,835	45,907

Total current liabilities	73,869	87,243

Deferred income taxes	22,621	26,105
Other long term liabilities	3,611	3,269

Total liabilities	100,101	116,617

Commitments and contingencies	—	—
Owner’s equity:
Unearned compensation	(1,898)	—
Owner’s net investment	179,681	264,860

Total owner’s equity	177,783	264,860

Total liabilities and owner’s equity	$277,884	$381,477

The accompanying notes are an integral part of these condensed combined financial statements.

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Condensed Combined Unaudited Statements of Operations
(in thousands)

	Six Months Ended June 30,
	2005	2006

Net revenues	$77,991	$244,554
Cost of sales	56,791	133,405

Gross profit	21,200	111,149
Gain on sale of assets	—	283
Selling and administrative expenses	5,741	15,515

Income from operations	15,459	95,917
Equity in earnings of investment	—	2,650
Interest income	—	316

Income before income taxes	15,459	98,883
Provision for income taxes	5,481	34,689

Net income	$9,978	$64,194

The accompanying notes are an integral part of these condensed combined financial statements.

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Condensed Combined Unaudited Statements of Changes in Owner’s Equity
(in thousands)

	Owner’s Net	Unearned	Total
	Investment	Compensation	Owner’s Equity

Balances at December 31, 2005	$179,681	$(1,898)	$177,783
Net income	64,194	—	64,194
Reversal of unearned compensation	(1,898)	1,898	—
Amortization of stock grants in owner’s stock plan	1,122	—	1,122
Capital contributions by owner	79,800	—	79,800
Cash transfers to owner	(58,039)	—	(58,039)

Balances at June 30, 2006	$264,860	$—	$264,860

The accompanying notes are an integral part of these condensed combined financial statements.

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Condensed Combined Unaudited Statements of Cash Flows
(in thousands)

	Six Months
	Ended June 30,
	2005	2006

Cash Flows From Operating Activities:
Net income	$9,978	$64,194
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,613	10,727
Assets impairment charges	790	—
Stock compensation expense	113	1,122
Equity in earnings of investment, net of distributions	—	(2,583)
Deferred income taxes	5,212	2,175
Gain on sale of assets	—	(283)
Changes in operating assets and liabilities:
Accounts receivable, net	(2,013)	(32,472)
Other current assets	(3,742)	1,211
Accounts payable and accrued liabilities	(8,211)	19,874
Other noncurrent, net	(11,796)	(5,922)

Net cash (used in) provided by operating activities	(2,056)	58,043

Cash Flows From Investing Activities:
Capital expenditures	(3,462)	(18,408)
Acquisition of businesses	—	(78,174)
Proceeds from sales of property	—	16,782

Net cash used in investing activities	(3,462)	(79,800)

Cash Flows From Financing Activities:
Cash transfers from owner for investing activities	3,462	79,800
Cash transfers (from) to owner from operating activities	2,056	(58,039)

Net cash provided by financing activities	5,518	21,761

Net increase in cash and cash equivalents	—	4
Cash and cash equivalents:
Balance, beginning of period	—	—

Balance, end of period	$—	$4

The accompanying notes are an integral part of these condensed combined financial statements.

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Condensed Combined Unaudited Interim
Financial Statements

1.	Preparation of Interim Financial Statements

Cal Dive International, Inc. and subsidiaries (“CDI” or the “Company”) is a wholly-owned subsidiary of Helix Energy Solutions Group, Inc. (“Helix”). Pursuant to the terms of the Master Agreement, which will govern the separation of the Company from Helix, CDI will be the successor to all of Helix’s shallow water marine contracting business.

The accompanying financial statements reflect the combined financial position and results of the shallow water marine contracting business of Helix and related assets and liabilities, results of operations and cash flows for this segment as carved out of the accounts of Helix and as though the shallow water marine contracting business had been a separate stand-alone company for the respective periods presented.

The shallow water marine contracting business of Helix has operated within Helix’s corporate cash management program for all periods presented. For purposes of presentation in the Condensed Combined Unaudited Statements of Cash Flows, net cash flows provided by the operating activities of the Company are presented as cash transfers to owner under cash flows from financing activities. Additionally, net cash flows used in investing activities of the Company are presented as cash transfers from owner under cash flows from financing activities. This presentation results in the combined financial statements reflecting minimal cash balances for all periods presented as if substantially all excess cash has been transferred to Helix as described. These financial statements have been prepared using Helix’s historical basis in the assets and liabilities and the historical results of operations relating to the shallow water marine contracting business of Helix.

Cash transfers to owner and cash transfers from owner as disclosed under cash flows from financing activities have also been reflected as changes to the balances in total owner’s equity as presented in the Condensed Combined Unaudited Statements of Changes in Owner’s Equity.

Certain management, administrative and operational services of Helix have been shared between the shallow water marine contracting business and other Helix business segments for all periods presented. For purposes of financial statement presentation the costs for these shared services has been allocated to the Company based on actual direct costs incurred, or allocated based on headcount, work hours and revenues. See Note 2 — “Related Party Transactions.”

The operations of the Company are included in the consolidated federal income tax returns of Helix. The Company’s provision for income taxes has been computed as if the Company completed and filed separate federal income tax returns for all periods presented except that no benefits for employee stock option exercises related to Helix common stock have been recognized or reflected herein. Tax benefits recognized on these employee stock options have been and will continue to be retained by Helix.

These condensed interim combined financial statements are unaudited and have been prepared pursuant to instructions for quarterly reporting required to be filed with the Securities and Exchange Commission (“SEC”) and do not include all information and footnotes normally included in annual financial statements prepared in accordance with U.S. generally accepted accounting principles.

The accompanying condensed combined financial statements have been prepared by the Company and, in the opinion of management, include all adjustments (consisting of normal recurring accruals and adjustments necessary for adoption of new accounting standards) necessary to present fairly the results of the interim periods shown. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted pursuant to such SEC rules and regulations. Management believes that the disclosures made are adequate to make the information presented not misleading. Due to seasonality and other factors, the results for the interim periods are not necessarily indicative of results for the full year.

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Condensed Combined Unaudited Interim
Financial Statements — (Continued)

2.	Related Party Transactions

The Company’s working capital requirements have historically been part of the corporate cash management program of Helix. The operating cash flows generated by the Company have been reflected as cash transfers to owner in owner’s net investment, a component of total owner’s equity. The cash funding for investing activities of the Company has been reflected as cash transfers from owner in owner’s net investment.

Helix provides to the Company certain management and administrative services including: (i) accounting, treasury, payroll and other financial services; (ii) legal and related services; (iii) information systems, network and communication services; (iv) employee benefit services; and (v) corporate facilities management services. Total allocated costs from Helix for such services were approximately $3.7 million and $7.5 million for the six months ended June 30, 2005 and 2006, respectively.

The Company provides to Helix operational and field support services including: (i) training and quality control services; (ii) marine administration services; (iii) supply chain and base operation services; (iv) environmental, health and safety services; (v) operational facilities management services; and (vi) human resources. Total allocated costs to Helix for such services were approximately $1.6 million and $2.8 million for the six months ended June 30, 2005 and 2006, respectively.

The Company anticipates executing a corporate services agreement with Helix that will provide services similar to the services discussed above. These services will be provided for a period of time subsequent to the separation and will be charged based upon actual direct costs incurred or allocated based on headcount, work hours and revenues.

The operations of the Company are included in a consolidated federal income tax return filed by Helix. The Company’s provision for income taxes has been computed on the basis that the Company has completed and filed separate consolidated federal income tax returns except that no benefits for employee stock option exercises related to Helix stock have been recognized or reflected herein. Tax benefits recognized on these employee stock options exercises have been and will continue to be retained by Helix.

3.	Acquisition of Acergy (formerly known as Stolt Offshore) Business

In April 2005, Helix agreed to acquire the diving and shallow water pipelay assets of Acergy that operate in the waters of the Gulf of Mexico and Trinidad. The transaction included: seven diving support vessels; two diving and pipelay vessels (the Kestrel and the DLB801); a portable saturation diving system; various general diving equipment and Louisiana operating bases at the Port of Iberia and Fourchon. The transaction required regulatory approval, including the completion of a review pursuant to a Second Request from the U.S. Department of Justice. On October 18, 2005, Helix received clearance from the U.S. Department of Justice to close the asset purchase from Acergy. Under the terms of the clearance, Helix agreed to divest two diving support vessels and one portable saturation diving system from the combined asset package acquired through this transaction and the Torch Offshore, Inc. transaction, which closed August 31, 2005. Accordingly, Helix has since disposed of one diving support vessel and a portable saturation diving system, and will dispose of the remaining diving support vessel. These assets were included in assets held for sale totaling $7.8 million and $1.0 million as of December 31, 2005 and June 30, 2006, respectively. On November 1, 2005, Helix closed the transaction to purchase the Acergy diving assets operating in the Gulf of Mexico. The assets include: seven diving support vessels, a portable saturation diving system, various general diving equipment and Louisiana operating bases at the Port of Iberia and Fourchon. Furthermore, pursuant to the purchase agreement, Helix acquired the DLB801 in January 2006 for approximately $38.0 million and the Kestrel for approximately $39.9 million in March 2006 and Helix paid approximately $274,000 additional transaction costs related to the Acergy acquisitions in 2006.

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Condensed Combined Unaudited Interim
Financial Statements — (Continued)

The Acergy acquisition was accounted for as a business purchase with the acquisition price allocated to the assets acquired and liabilities assumed based upon their fair values, with the excess being recorded as goodwill. The final valuation of net assets was completed in the second quarter of 2006. The total transaction value for all of the assets was approximately $124.3 million. The results of the acquired assets are included in the accompanying condensed combined statements of operations since the date of the purchase. Pro forma combined operating results adjusted to reflect the results of operations of the DLB801 and the Kestrel prior to their acquisition from Acergy in January and March 2006, respectively, are not provided because the 2006 pre-acquisition results related to these vessels were immaterial.

The allocation of the Acergy purchase price is as follows (in thousands):

Vessels	$94,583
Goodwill	11,594
Portable saturation system and diving equipment	9,494
Facilities, land and leasehold improvements	4,314
Customer relationships intangible asset	3,698
Materials and supplies	631

Total	$124,314

The customer relationship intangible asset is amortized over eight years on a straight-line basis, or approximately $463,000 per year.

Subsequent to the purchase of the DLB801, Helix sold a 50% interest in the vessel in January 2006 for approximately $19.0 million. Helix received $6.5 million in cash in 2005 and a $12.5 million interest-bearing promissory note in 2006. Helix has received $9.0 million of the promissory note and expects to collect the remaining balance in the third quarter of 2006. Subsequent to the sale of the 50% interest, Helix entered into a 10-year charter lease agreement with the purchaser, in which the lessee has an option to purchase the remaining 50% interest in the vessel beginning in January 2009. This lease was accounted for as an operating lease. Included in Helix’s lease accounting analysis was an assessment of the likelihood of the lessee performing under the full term of the lease. The carrying amount of the DLB801 at June 30, 2006, was approximately $18.2 million. Minimum future rentals to be received on this lease are $69.8 million through January 2016 ($7.3 million per year). In addition, under the lease agreement, the lessee is able to credit $2.4 million of its lease payments per year against the remaining 50% interest in the DLB801 not already owned.

Pursuant to the terms of the Master Agreement, Helix will convey to CDI at its costs all the assets acquired from Acergy including its remaining 50% interest in the DLB801 and the related 10-year charter lease agreement.

4.	Equity Investment

In July 2005, Helix acquired a 40% minority ownership interest in OTSL in exchange for Helix’s DP DSV Witch Queen. Helix’s investment in OTSL totaled $11.5 million and $14.1 million at December 31, 2005 and June 30, 2006, respectively. OTSL provides marine construction services to the oil and natural gas industry in and around Trinidad and Tobago, as well as the U.S. Gulf of Mexico. Effective December 31, 2003, Helix adopted and applied the provisions of FASB Interpretation (“FIN”) No. 46, Consolidation of Variable Interest Entities, as revised December 31, 2003, for all variable interest entities. FIN 46 requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership,

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Condensed Combined Unaudited Interim
Financial Statements — (Continued)

contractual or other financial interests in the entity. OTSL qualified as a variable interest entity (“VIE”) under FIN 46. Helix (and the Company) has determined that it is not the primary beneficiary of OTSL and, thus, has not consolidated the financial results of OTSL. Helix accounts for its investment in OTSL under the equity method of accounting.

Further, in conjunction with its investment in OTSL, Helix entered into a one-year, unsecured $1.5 million working capital loan, initially bearing interest at 6% per annum, with OTSL. Interest is due quarterly beginning September 30, 2005 with a lump-sum principal payment originally due on June 30, 2006. In July 2006, Helix extended the lump-sum principal payment due date to September 15, 2006 and increased the interest rate to three-month LIBOR plus 4.0%.

In the first quarter of 2006, OTSL contracted the DP DSV Witch Queen to Helix for certain services to be performed in the U.S. Gulf of Mexico. Helix incurred costs under its contract with OTSL totaling approximately $6.9 million during the first quarter of 2006. The charter ended in March 2006.

Pursuant to the terms of the Master Agreement, Helix will convey to CDI its ownership interest and rights in OTSL along with the related unsecured $1.5 million working capital loan.

5.	Accrued Liabilities

Accrued liabilities consisted of the following as of December 31, 2005 and June 30, 2006 (in thousands):

	December 31,	June 30,
	2005	2006

Accrued payroll and related benefits	$5,370	$5,840
Accrued insurance	3,172	2,400
Insurance claims to be reimbursed	2,678	1,494
Accrued income taxes payable	20,374	32,510
Deposits	10,000	3,478
Other	241	185

Total accrued liabilities	$41,835	$45,907

6.	Stock-Based Compensation Plans

The Company does not have any stock-based compensation plans. However certain employees of the Company have participated in Helix’s stock-based compensation plans. Helix used the intrinsic value method of accounting for its stock-based compensation programs through December 31, 2005. Accordingly, no compensation expense was recognized by the Company when the exercise price of an employee stock option was equal to the common share market price on the grant date and all other terms were fixed. In addition, under the intrinsic value method, on the date of grant for restricted shares, the Company recorded unearned compensation (a component of owner’s equity) that equaled the product of the number of shares granted and the closing price of Helix’s common stock on the grant date, and expense was recognized over the vesting period of each grant on a straight-line basis. All tax benefits recognized on employee stock plans are retained by Helix.

The Company began accounting for stock-based compensation plans under the fair value method beginning January 1, 2006 and continue to use the Black-Scholes fair value model for valuing share-based payments and recognize compensation cost on a straight-line basis over the respective vesting period. No forfeitures were estimated for outstanding unvested options and restricted shares as historical forfeitures have been immaterial. The Company has selected the modified-prospective method of adoption, which requires that compensation expense be recorded for all unvested stock options and restricted stock beginning in 2006 as the

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Condensed Combined Unaudited Interim
Financial Statements — (Continued)

requisite service is rendered. In addition to the compensation cost recognition requirements, tax deduction benefits for an award in excess of recognized compensation cost is reported as a financing cash flow rather than as an operating cash flow. The adoption did not have a material impact on our combined results of operations. There were no stock option grants in the first half of 2005 or 2006.

The following table reflects the Company’s pro forma results as if the fair value accounting method under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”) had been used for the Company’s employees who participated in the Helix plans for the six months ended June 30, 2005, with the pro forma expense being allocated to the Company based on the options outstanding to employees of the Company (in thousands):

Six Months
Ended
June 30,
2005

Net income as reported	$9,978
Plus: Stock-based employee compensation cost included in reported net income	113
Less: Total stock-based compensation costs determined under the fair value method	(279)

Pro forma net income	$9,812

For the purposes of pro forma disclosures, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized to pro forma expense over the vesting period, which ranges from three to five years.

Under an incentive plan provided by Helix, a maximum of 10% of the total shares of Helix Common Stock issued and outstanding may be granted to key executives and selected employees of Helix and the Company as well as non-employee members of the Board of Directors. The incentive plan is administered by a committee that determines, subject to approval of the Helix Compensation Committee of the Board of Directors, the type of award to be made to each participant and sets forth in the related award agreement the terms, conditions and limitations applicable to each award. The committee may grant stock options, stock appreciation rights, or stock and cash awards. Awards granted to employees under the incentive plan vest 20% per year for a five-year period or 33% per year for a three year period, have a maximum exercise life of three, five or 10 years and, subject to certain exceptions, are not transferable.

On January 3, 2005, Helix granted certain CDI executives 16,670 restricted shares under the Incentive Plan. The shares vest 20% per year for a five-year period. The market value (based on the quoted price of the common stock on the business day prior to the date of the grant) of the restricted shares was $19.56 per share, or $326,000, at the date of the grant and was recorded as unearned compensation, a component of owner’s equity and charged to expense over the respective vesting periods through December 31, 2005.

On January 3, 2006, Helix granted certain CDI executives 22,885 restricted shares under the Incentive Plan. The shares vest 20% per year for a five-year period. The market value of the restricted shares was $35.89 per share, or $821,000, at the date of the grant.

Amortization of unearned compensation totaled $113,000 for the six months ended June 30, 2005. The balance in unearned compensation at December 31, 2005 was $1.9 million and was reversed in January 2006 upon adoption of the fair value method. For the six months ended June 30, 2006, the Company recognized $791,000 of compensation expense related to unvested stock options and restricted shares.

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Condensed Combined Unaudited Interim
Financial Statements — (Continued)

The Company’s employees are also eligible to participate in a qualified, non-compensatory Employee Stock Purchase Plan (“ESPP”) provided by Helix, which allows employees to acquire shares of common stock through payroll deductions over a six-month period. The purchase price is equal to 85% of the fair market value of the common stock on either the first or last day of the subscription period, whichever is lower. Purchases under the plan are limited to 10% of an employee’s base salary. Under this plan, 42,224 and 41,006 shares of Helix’s common stock were purchased in the open market at a share price of $15.26 and $26.14 during the six months ended June 30, 2005 and 2006, respectively, for purchase periods for the second half of 2004 and 2005. The Company’s employees represented approximately 37% of the total participation in this plan for these purchase periods. In July 2006, 56,592 shares of common stock were purchased in the open market at a share price of $38.17 related to the purchase period for the first half of 2006. For the purchase period from January 1, 2006 to June 30, 2006, the Company’s employees represented approximately 58% of total participation. For the six months ended June 30, 2006, the Company recognized $331,000 of compensation expense related to stock purchased under the ESPP. No expenses related to the ESPP were recognized in 2005 under the intrinsic value method.

7.	Subsequent Event

In December 2005, Helix entered into a memorandum of understanding to acquire the business of Singapore-based Fraser Diving International Ltd (“FDI”) for $23.5 million. FDI owns six portable saturation diving systems and 15 surface diving systems that operate primarily in Southeast Asia, the Middle East, Australia and the Mediterranean. As a part of the purchase, in December 2005 a payment of an additional $2.5 million was made to FDI for the purchase of one of the portable saturation diving systems. Helix also paid FDI $2.5 million as a non-refundable deposit. The purchase of FDI was completed in July 2006 for an aggregate purchase price of approximately $26 million, subject to post-closing adjustments. Pursuant to the terms of the Master Agreement, Helix will convey to CDI its interests, obligations and terms associated with this purchase.

8.	Commitments and Contingencies

Through Helix, the Company carries Hull and Increased Value insurance, which provides coverage for physical damage to an agreed amount for each vessel. The Company maintains deductibles that vary between $250,000 and $350,000 based on the value of each vessel. The Company also carries Protection and Indemnity insurance, which covers liabilities arising from the operation of the vessel, and General Liability insurance, which covers liabilities arising from construction operations. The deductible on both the P&I and General liability is $100,000 per occurrence. Onshore employees are covered by Workers’ Compensation. Offshore employees, including divers and tenders and marine crews, are covered by a Maritime Employers Liability insurance policy, which covers Jones Act exposures and includes a deductible of $100,000 per occurrence plus a $1 million annual aggregate. In addition to the liability policies named above, the Company carries various layers of Umbrella Liability for a total limit of $300,000,000 in excess of primary limits. The Company’s self-insured retention on its medical and health benefits program for employees is $130,000 per participant.

The Company incurs workers’ compensation and other insurance claims in the normal course of business, which management believes are covered by insurance. The Company, its insurers and legal counsel analyze each claim for potential exposure and estimate the ultimate liability of each claim. Amounts due from insurance companies, above the applicable deductible limits, are reflected in other current assets in the combined balance sheets. Such amounts were $2.7 million and $1.5 million as of December 31, 2005 and June 30, 2006, respectively. See related accrued liabilities at Note 5. The Company has not historically incurred significant losses as a result of claims denied by its insurance carriers.

Shallow Water Marine Contracting Business of Helix Energy Solutions Group, Inc.

Notes to Condensed Combined Unaudited Interim
Financial Statements — (Continued)

The Company is involved in various legal proceedings, primarily involving claims for personal injury under the General Maritime Laws of the United States and the Jones Act as a result of alleged negligence. In addition, we from time to time incur other claims, such as contract disputes, in the normal course of business. Although these matters have the potential of significant additional liability, the Company believes the outcome of all such matters and proceedings will not have a material adverse effect on its consolidated financial position, results of operations or cash flows. Pursuant to the terms of the Master Agreement, we will assume and indemnify Helix for liabilities related to our business.

9.	Recently Issued Accounting Principles

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109 (“SFAS 109”). FIN 48 clarifies the application of SFAS 109 by defining criteria that an individual tax position must meet for any part of the benefit of that position to be recognized in the financial statements. Additionally, FIN 48 provides guidance on the measurement, derecognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Management is currently evaluating the impact the adoption of FIN 48 will have on the Company’s financial position, results of operations and cash flows.

Report of Independent Registered Public Accounting Firm

To the Boards of Directors of
Acergy US Inc.; S&H Diving, LLC; and Acergy Shipping Ltd.
Houston, Texas

We have audited the accompanying statement of revenue and direct operating expenses of Acergy US Inc.; S&H Diving, LLC; and Acergy Shipping Ltd. (collectively, the “Company”) for each of the three fiscal years in the period ended November 30, 2005. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purposes of complying with the rules and regulations of the Securities and Exchange Commission in lieu of the full financial statements required by Rule 3-05 of Regulations S-X, as described in Note 2 and is not intended to be a complete presentation of the financial position or the results of operations of the Company.

In our opinion, such statement presents fairly, in all material respects, the revenue and direct operating expenses for each of the three years in the period ended November 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Houston, Texas
August 30, 2006

Acergy US Inc.

Statement of Revenue and Direct Operating Expenses
(in thousands)

	Fiscal Year Ended
	November 30,			Quarter Ended
	2003	2004	2005	February 28, 2006
				(unaudited)

Revenue	$188,973	$161,931	$245,774	$7,332
Direct operating expenses	230,727	193,113	238,539	4,178

Excess of revenue over direct operating expenses (direct operating expenses over revenue)	$(41,754)	$(31,182)	$7,235	$3,154

See notes to statement of revenue and direct operating expenses

Notes to Acergy
Statement of Revenue and Direct Operating Expenses

1.	Business and Asset Purchase Agreement

On April 11, 2005, Cal-Dive International, Inc. (the “Buyer”), and Acergy US Inc. and S & H Diving, LLC (collectively, the “Seller,” the “Company,” or “Acergy”) entered into an asset purchase agreement (the “Agreement”) for the Buyer to acquire certain assets for $125 million. The assets sold included seven ships that work in the inspection, maintenance and repair (“IMR”) segment, the Seaway Kestrel, a diving support and reel pipelay ship, the DLB801, a pipelay barge, and the shore support bases at the Port of Iberia and Fourchon in Louisiana (collectively, the “Disposed Assets”).

The IMR ships being sold are:

• Seaway Defender

• American Constitution

• American Star

• American Triumph

• American Victory

• American Diver

• American Liberty

The Agreement was amended on November 1, 2005 to finalize the updated timing of the sequential three-part close, the inclusion of Acergy Shipping Ltd. as a Seller, the settlement with the Antitrust Division of the Department of Justice regarding the Seaway Defender, and the agreed final sales price of $123 million.

The Agreement was amended again on March 1, 2006 to finalize the timing of the sale of the Seaway Kestrel, the third and final close in the series.

2.	Basis of Presentation

Historically, the Disposed Assets operated as a group of assets within Acergy and had no separate legal status. Accordingly, the Statement of Revenue and Direct Operating Expenses have been prepared pursuant to a request from the Buyer and derived from the historical records of Acergy, including allocations of certain expenses. The Seaway Kestrel is presented in the Statement of Revenue and Direct Operating Expenses based on a market value time charter from another subsidiary in the Acergy group. The Seaway Defender and American Constitution are presented in this same manner subsequent to the transfer of ownership in March 2003 from S&H Diving, LLC to Acergy Shipping Ltd. No gain or loss was recognized on this transaction. Additionally, the DLB801 was owned by an affiliated company prior to a transfer of ownership in May 2003 to S&H Diving, LLC. The financial results for the DLB801 for the period in 2003 prior to the transfer are reflected in the Statement of Revenue and Direct Operating Expenses and include a market value time charter from the affiliated company prior to the transfer date. As a result, this statement may not be indicative of the operating results of the Disposed Assets had the business been operated as a separate, stand-alone entity. Management believes the methodologies used to allocate revenue and operating expenses to the Disposed Assets are reasonable and appropriate.

The Seller’s fiscal year ends on November 30, while the Buyer operates on a calendar year ending December 31.

The IMR assets, including the shore support bases at the Port of Iberia and Fourchon, Louisiana, were sold as of November 1, 2005. The DLB801 was sold as of January 9, 2006. The sale of the Seaway Kestrel closed on March 16, 2006.

Notes to Acergy
Statement of Revenue and Direct Operating Expenses — Continued

The components of the assets sold are as follows (in thousands):

	IMR Assets	DLB801	Seaway Kestrel
	November 1,	January 9,	March 16,
	2005	2006	2006
		(unaudited)	(unaudited)
Inventories	$1,538	$—	$—
Property and equipment, net	10,319	16,869	18,954
Other long-term assets	1,974	—	466

Total	$13,831	$16,869	$19,420

Operations related to these assets are reflected in the Statement of Revenue and Direct Operating Expenses through the dates of sale.

The accompanying Statement of Revenue and Direct Operating Expenses for the years ended November 30, 2003, 2004 and 2005, and the quarter ended February 28, 2006 (unaudited) have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission.

The accompanying statement was prepared from the books and records maintained by Acergy, of which the Disposed Assets represented only a portion. This statement is therefore not intended to be a complete representation of the results of operations for the Disposed Assets as a stand-alone going concern, nor is it indicative of the results to be expected from future operations of the Disposed Assets. The accompanying statement is also not intended to be a complete presentation of the results of operations of Acergy and its subsidiaries as of or for any period. Further, this statement does not include any other adjustments or allocations of purchase price that may be required in accordance with accounting principles generally accepted in the United States of America subsequent to the date of acquisition.

A statement of stockholder’s equity is not presented, since the Agreement was structured such that only assets were acquired by the Buyer.

Statement of Revenue and Direct Operating Expenses

The Statement of Revenue and Direct Operating Expenses includes revenue and operating expenses directly attributable to the Disposed Assets and allocations of certain expenses attributable to the operations of the Disposed Assets but incurred by the Seller.

Directly attributable expenses of the Disposed Assets include certain payroll and related expenses, asset and project costs, and divisional management costs that are specifically identifiable with the Disposed Assets.

Certain other expenses and income, such as Acergy regional and corporate overhead, interest income, interest expense, and income taxes, are not included in the accompanying Statement of Revenue and Direct Operating Expenses, since they are not directly associated with the operations of the Disposed Assets. Regional and corporate overhead expenses include costs incurred for administrative support, such as expenses for legal, treasury, tax and executive management functions. The accompanying Statement of Revenue and Direct Operating Expenses is not necessarily indicative of the future financial position or results of the operations of the Disposed Assets due to the change in ownership, and the exclusion of certain assets, liabilities and operating expenses, as described herein.

Notes to Acergy
Statement of Revenue and Direct Operating Expenses — Continued

Statement of Cash Flows

During the years ended November 30, 2003, 2004 and 2005, and the quarter ended February 28, 2006 (unaudited), financing requirements were provided by Acergy, and cash generated by the Disposed Assets was transferred to Acergy. Since the Disposed Assets have historically been managed as part of the operations of Acergy and have not been operated as a stand-alone entity, it is not practical to prepare historical cash flow information regarding the Disposed Assets’ financing cash flows. The net cash provided by (used in) operating activities was ($20.7 million), $28.6 million and $0.1 million for the years ended November 30, 2003, 2004 and 2005, respectively, and $6.7 million for the quarter ended February 28, 2006 (unaudited). The net cash used in investing activities was $0.6 million, $11.8 million and $4.5 million for the years ended November 30, 2003, 2004 and 2005, respectively, and $0 million for the quarter ended February 28, 2006 (unaudited).

3.	Summary of Significant Accounting Policies

Use of estimates

Preparation of this financial statement in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and the disclosure of contingencies at the dates of the statement of revenue and direct operating expenses reported.

In the preparation of this financial statement, estimates and assumptions have been made by management including costs to complete projects, an assessment of percentage-of-completion of projects, recognition of revenue in respect of variation orders, and the selection of useful lives of tangible assets. Actual results could differ from those estimates.

Also, as discussed in Note 2, the Statement of Revenue and Direct Operating Expenses includes allocations and estimates that are not necessarily indicative of the revenues, costs and expenses that would have resulted if the Disposed Assets had been operated as a stand-alone entity.

Inventory

In determining the cost of inventory, the weighted average cost method is used. Inventory is valued at the lower of cost or market value, with provisions made against slow-moving and obsolete items. Provisions for excess and obsolete items are analyzed at least annually on the basis of inventory counts, reviews of recent and planned inventory use, assessments of technical obsolescence, and physical inspections.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded on a straight-line basis over the useful lives of the assets as follows:

Years

Ships	10 - 18
Operating equipment	5 - 10
Furniture, fixtures and office equipment	3 - 5
Building and Leasehold Improvements	7 - 30

Ships are depreciated to a residual value of 10% of acquisition cost, which reflects management’s estimate of salvage of otherwise recoverable value. No residual value is assumed with respect to other tangible assets. Costs for fitting out construction support ships are capitalized and amortized over a period equal to the remaining useful life of the related equipment.

Notes to Acergy
Statement of Revenue and Direct Operating Expenses — Continued

Dry-docking Costs

Dry-docking costs are accounted for on a deferral basis. Deferred dry-docking costs are amortized over the period between ships docking, which is typically between two and five years. Amortization expenses of deferred dry-docking costs from the Disposed Assets were $3.3 million, $2.4 million and $2.2 million in 2003, 2004 and 2005, respectively, and $0.1 million for the quarter ended February 28, 2006 (unaudited). The unamortized portion of deferred dry-docking costs is presented as other long-term assets amounting to $2 million, $0 million and $1 million at November 1, 2005, January 9, 2006, and March 16, 2006, respectively, in the components of assets sold.

Revenue Recognition

Long-term contracts are accounted for using the percentage-of-completion method. Acergy applies Statement of Position 81-1, Accounting for Performance of Certain Construction-Type Contracts. Revenue and gross profit are recognized each period based upon the advancement of the work-in progress, unless the stage of completion is insufficient to enable a reasonable certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. The percentage-of-completion is calculated based on the ratio of costs incurred to date to total estimated costs, taking into account the level of completion. The percentage-of-completion method requires Acergy to make reasonably dependable estimates of progress toward completion of such contracts and contract costs. Provisions for anticipated losses are made in the period in which they become known.

A major portion of the Seller’s revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to clients in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated.

During the course of multi-year projects the accounting estimate for the current period and/or future periods may change. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change, and the cumulative income recognized to date is adjusted to reflect the latest estimates. These revisions to estimate will not result in restating amounts in previous periods. Revisions of estimates are calculated on a regular basis.

Acergy reports its operating revenue on a gross basis with regard to any related expenses in accordance with Emerging Issues Task Force Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

Operating Expenses

Acergy reports operating expenses, which consist of costs associated with or directly related to, project work. These types of costs include direct costs related to a contract (e.g. procurement costs, cost of goods sold, and subcontract costs); personnel costs (e.g. salaries and benefit costs); vessel and equipment costs (e.g. vessel hire, equipment rental, maintenance and repair costs, mobilization costs, fuel, logistics and insurance costs); depreciation and amortization; and administrative costs for support embedded within projects.

Impairment Charges

The Company recognized an impairment charge related to certain of these assets in 2004 and 2003. The charges totaling $1.6 million and $42.5 million, respectively, are reflected in the Statement of Revenue and Direct Operating Expenses.

Income Taxes

No provision or benefit for income taxes has been provided in the accompanying financial statement due to the fact that the Disposed Assets were not operated as a stand-alone unit, no allocation of Acergy’s income

Notes to Acergy
Statement of Revenue and Direct Operating Expenses — Continued

tax provision/benefit has been made to the Disposed Assets pursuant to the Agreement, and no tax-related assets were acquired by the Buyer.

4.	Property and Equipment

Depreciation expense from operations was $10.9 million, $7.2 million and $7.2 million in 2003, 2004 and 2005, respectively, and $1.4 million for the quarter ended February 28, 2006 (unaudited).

5.	Significant Customers and Concentration of Credit Risk

Four customers accounted for 10% or more of the total revenue of the Disposed Assets, as follows:

	2003	2004	2005

Customer A	—	23%	21%
Customer B	5%	25%	9%
Customer C	—	6%	24%
Customer D	57%	—	—

6.	Related Party Transactions

There are no significant related party transactions at November 30, 2003, 2004 and 2005, and the quarter ended February 28, 2006 (unaudited), other than the market value time charters and transfer of asset ownership described in Note 2.

7.	Subsequent Event

The sale of the Seaway Kestrel closed on March 16, 2006.

           Shares

Cal Dive International, Inc.

Common Stock

Prospectus

           , 2006

Joint Book-Running Managers

Banc of America Securities LLC	JPMorgan

Johnson Rice & Company, L.L.C.
Raymond James
Simmons & Company International
Natexis Bleichroeder Inc.

Until          , all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The table below sets forth the estimated expenses expect to be paid by Cal Dive International, Inc. (the “Company”) in connection with the issuance and distribution of the common stock being registered on this Form S-1, other than underwriting discounts and commission. All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE listing fee.

Securities and Exchange Commission registration fee		$37,450
NASD filing fee		35,500
NYSE listing fee		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware provides as follows:

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, we have included in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated certificate of incorporation and bylaws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

The Master Agreement by and between the company and Helix Energy Solutions Group, Inc., provides for indemnification by the company of Helix and its directors, officers and employees for certain liabilities, including liabilities under the Securities Act.

We maintain directors and officers liability insurance for the benefit of our directors and officers.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit
Number		Exhibit Title
1	.1*	Form of Underwriting Agreement
3	.1***	Form of Amended and Restated Certificate of Incorporation of Cal Dive International, Inc.
3	.2***	Form of Amended and Restated Bylaws of Cal Dive International, Inc.
4	.1***	Form of Specimen Common Stock certificate of Cal Dive International, Inc.
5	.1**	Form of Opinion of Fulbright & Jaworski L.L.P.
10	.1***	Form of Master Agreement between Cal Dive International, Inc. and Helix Energy Solutions Group, Inc.
10	.2***	Form of Corporate Services Agreement between Cal Dive International, Inc. and Helix Energy Solutions Group, Inc.
10	.3***	Form of Registration Rights Agreement between Cal Dive International, Inc. and Helix Energy Solutions Group, Inc.
10	.4***	Form of Tax Matters Agreement between Cal Dive International, Inc. and Helix Energy Solutions Group, Inc.
10	.5***	Form of Employee Matters Agreement between Cal Dive International, Inc. and Helix Energy Solutions Group, Inc.
10	.6***	Form of Cal Dive International, Inc. 2006 Long Term Incentive Plan.
10	.7***	Form of Cal Dive International, Inc. Employee Stock Purchase Plan.
21	.1**	Subsidiaries of Cal Dive International, Inc.
23	.1**	Consent of Ernst & Young LLP
23	.2**	Consent of Deloitte & Touche LLP
23	.3**	Form of Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)
23	.4***	Consent of Spears & Associates, Inc.
24	.1***	Powers of Attorney
99	.1***	Consent of Prospective Director for William L. Transier
99	.2***	Consent of Prospective Director for Todd A. Dittmann
99	.3***	Consent of Prospective Director for David E. Preng

*	To be filed by amendment.

**	Filed herewith.

***	Previously filed.

(b) Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 3 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston and State of Texas on September 8, 2006.

CAL DIVE INTERNATIONAL, INC.
(Registrant)

By:	/s/ G. Kregg Lunsford
Name: G. Kregg Lunsford

Title:	Executive Vice President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 3 to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Owen Kratz		Director	September 8, 2006

* Martin R. Ferron		Director	September 8, 2006

* Quinn J. Hébert		President, Chief Executive Officer and Director (Principal Executive Officer)	September 8, 2006

/s/ G. Kregg Lunsford G. Kregg Lunsford		Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	September 8, 2006

*By:	/s/ G. Kregg Lunsford		September 8, 2006
G. Kregg Lunsford, as Attorney-In-Fact

EXHIBIT LIST

Exhibits and Financial Statements Schedules.

Exhibit
Number		Exhibit Title

1	.1*	Form of Underwriting Agreement
3	.1***	Form of Amended and Restated Certificate of Incorporation of Cal Dive International, Inc.
3	.2***	Form of Amended and Restated Bylaws of Cal Dive International, Inc.
4	.1***	Form of Specimen Common Stock certificate of Cal Dive International, Inc.
5	.1**	Form of Opinion of Fulbright & Jaworski L.L.P.
10	.1***	Form of Master Agreement between Cal Dive International, Inc. and Helix Energy Solutions Group, Inc.
10	.2***	Form of Corporate Services Agreement between Cal Dive International, Inc. and Helix Energy Solutions Group, Inc.
10	.3***	Form of Registration Rights Agreement between Cal Dive International, Inc. and Helix Energy Solutions Group, Inc.
10	.4***	Form of Tax Matters Agreement between Cal Dive International, Inc. and Helix Energy Solutions Group, Inc.
10	.5***	Form of Employee Matters Agreement between Cal Dive International, Inc. and Helix Energy Solutions Group, Inc.
10	.6***	Form of Cal Dive International, Inc. 2006 Long Term Incentive Plan.
10	.7***	Form of Cal Dive International, Inc. Employee Stock Purchase Plan.
21	.1**	Subsidiaries of Cal Dive International, Inc.
23	.1**	Consent of Ernst & Young LLP
23	.2**	Consent of Deloitte & Touche LLP
23	.3**	Form of Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)
23	.4***	Consent of Spears & Associates, Inc.
24	.1***	Powers of Attorney (included in signature page)
99	.1***	Consent of Prospective Director for William L. Transier
99	.2***	Consent of Prospective Director for Todd A. Dittmann
99	.3***	Consent of Prospective Director for David E. Preng

*	To be filed by amendment

**	Filed herewith

***	Previously filed.